Exhibit 99.2

GAMING
LOTTERIES
BETTING
INTERACTIVE
IGT

Annual Reports and Accounts 2016

WHAT WE DO

International Game Technology PLC is the global leader in gaming. We enable players to experience their favourite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming.

WHAT WE ARE FOCUSED ON

Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility.

Registered Address:
Marble Arch House
Second Floor
66 Seymour Street
London
W1H 5BT

You can access the latest information and read this report on IGT's website www.IGT.com.

CONTENTS

CEO STATEMENT	4
1. STRATEGIC REPORT	7
BUSINESS OVERVIEW	9
KEY PERFORMANCE INDICATORS	12
FUTURE STRATEGY	22
PRINCIPAL RISKS AND UNCERTAINTIES	26
2. DIRECTORS’ REMUNERATION REPORT	29
ANNUAL STATEMENT	29
REMUNERATION POLICY	32
REPORT ON REMUNERATION	44
3. DIRECTORS’ REPORT	54
4. INDEPENDENT AUDITOR’S REPORT	61
5. FINANCIAL STATEMENTS	65
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	65
INDEX TO COMPANY FINANCIAL STATEMENTS	159

Annual Reports and Accounts 2016	Page | 3

CEO STATEMENT

“Our focus remains on satisfying our customers’ needs by exceeding their expectations of service and value. We do this by being an integral partner in their success, providing players with entertaining content and state-of-the-art technology.”

Dear Recipient,

I am pleased to report that 2016 was an important year — one in which IGT made progress towards realising our strategic objectives. IGT reinforced its leading position in the Lottery business globally, and made good headway on our Gaming turnaround. Importantly, 2016 was also a year in which we delivered on our financial commitments.

Our objectives for 2016 focused on five key areas: grow the Lottery business worldwide; strengthen our global market positions in Gaming; expand our social and interactive operations; protect our Italian leadership; and meet our financial goals. Here is some perspective on our progress:

Meeting Our Financial Goals

For the full year, 2% constant currency revenue growth translated into a 3% increase in adjusted EBITDA. Disciplined operational and capital management led to a reduction in net debt despite the substantial upfront Italian Lotto concession payments we made in 2016.

Growing the Global Lottery Business

It was a very good year for IGT’s global Lottery operations, where revenues increased 7% in constant currency. This includes same store revenue growth of nearly 10% in North America and 3% in our International segment. Total Lottery wagers were up 6% in Italy. The Lotto game surpassed €8 billion euros in wagers, fuelled by the continued success of 10eLotto, in addition to significant late number activity.

We secured important new business and extensions, starting with the new concession for the Italian Lotto, our largest single contract, which we won for another nine years.

In North America, we signed new lottery contracts in Florida, North Carolina, Virginia, and Wisconsin, and we extended key contracts in Georgia, Texas, and Michigan. As a result, the weighted average remaining contract length of our top 20 North American lottery contracts, including extension options, increased to eight and a half years — underscoring the stability and vibrancy of that segment.

Internationally, new lottery contracts and extensions were signed in Argentina, Colombia, Switzerland, and New Zealand.

We’re also making progress with our instant ticket printing business. We are investing to expand our current instant ticket printing facility to house a new, state-of-the-art press, raising our printing capacity by approximately 30%. Scheduled to be fully operational in early 2018, the new press provides us with greater production efficiency and flexibility.

Strengthening the Global Gaming Business

Our second area of strategic focus was turning around our Gaming operations and strengthening our global position in that business.

IGT has successfully instilled a Customer First philosophy and a player-centric approach to game development. The field trial program implemented last year ensures that only the best titles are released to sales, and focus groups have been integrated into the development of our premium games. We are pleased with the results of these efforts, and with the subsequent improvement in our gaming KPIs.

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For the participation business, 2016 ended with an increase in our global installed base, reflecting significant International growth, up 11%. In North America, our goal for the year was to progressively stabilise our installed base. We experienced growth in the second half of 2016, helped by new casino openings and the expansion of our 3D game library, most notably including the successful rollout of Wheel of Fortune® 3D.

As anticipated, Gaming product sales trends improved in the second half of the year as we introduced a comprehensive suite of for-sale video reel games with a field-tested performance record. Our leadership position in the video poker and stepper categories strengthened, supported by successful new game development.

Our focus on developing locally relevant content that leverages our centralised investments in R&D and manufacturing is helping our International Gaming product sales. Australia is a good case in point, as it was a key market focus for us in 2016. We achieved double-digit increases in our Australian unit shipments, revenues, and profits during the year.

Systems is another important area of progress for us. Our casino central management systems were selected for some of the year’s most high-profile new openings, including MGM National Harbor in North America and Wynn Palace in Macau, in addition to several other casinos in North America, Latin America, and Asia. We also confirmed the new VLT central system business in Greece and secured it in Sweden.

The deployment of our Service Window solution at Stations Casinos in North America was another significant milestone in the year, and will help deliver a significantly enhanced guest experience. Our PlaySpot™ and Cardless Connect™ technologies are transforming the industry by bringing gaming experiences to mobile devices. Global customer interest in these open, add-on systems solutions is very encouraging, and they are important pillars of our Interactive growth strategy for both Lottery and Gaming.

Expanding Social and Interactive Operations

In our Interactive business, IGT experienced progressive improvement in both our International and Italy segments throughout 2016. International achieved double-digit growth, driven by new customer demand for games from our premium content library, notably Cleopatra® and Wheel of Fortune®. Italy’s Interactive performance benefited from a stronger portfolio of games, in addition to a number of organisational and technological improvements, resulting in a double-digit increase in monthly active accounts by the end of 2016.

IGT has grown DoubleDown Interactive into one of the largest and most successful brands in the North American social casino market. On 17 April 2017, we announced an agreement to sell DoubleDown to DoubleU Games, which is a leading global social casino operator headquartered in Seoul, Korea. As part of the transaction, we are entering into a multi-year strategic partnership to provide DoubleU Games with game content. By entering into this arrangement, our intent is to unlock the true value of DoubleDown while reinforcing our presence as a major content provider in the social casino market, as well as to collect royalties on our casino game content.

Protecting our Italian Leadership

Of the five key strategic objectives for 2016, we accomplished our goal of protecting IGT’s market positions in every main product vertical in Italy. This was an important achievement in this large, highly profitable market. We are far and away the leader in Lotteries in Italy; our gaming machines benefit from being in the best locations and from an improved product offer; and our Interactive operations improved during the year. There is an interesting digital opportunity for us in Italy, especially in Lottery, as mobile enables us to market and deliver our products to a larger pool of players.

Board of Directors

I would also like to note that we have changed the composition of our Board of Directors.  Tracey Weber, who served with distinction on the board, has stepped down from her role as a non-executive director in order to reassess her professional

Annual Reports and Accounts 2016	Page | 5

commitments. Please join me in thanking Ms. Weber for her service and wishing her well in those endeavours. I am pleased to note that Heather J. McGregor has been appointed as an independent non-executive director to IGT’s Board of Directors effective 8 March 2017.  Professor McGregor is the Executive Dean of the Edinburgh Business School, the graduate school of business of Heriot-Watt University in the U.K., and is also the principal shareholder and non-executive chairman of the executive search firm Taylor Bennett. In addition, Professor McGregor is a director of Non-Standard Finance PLC, a company specialising in offering consumer loans in the U.K.

Global Gaming Focus

Our business is global and spans the whole gaming spectrum. IGT has a long history of driving growth through compelling innovation in content and technology. 2016 was another step in building upon that legacy, and we look forward to strengthening that history even more in the future.

To conclude, our focus remains on satisfying our customers’ needs by exceeding their expectations of service and value. We do this by being an integral partner in their success, providing players with entertaining content and state-of-the-art technology. By remaining focused on customer and player engagement — something we are uniquely capable of achieving, having both B2B and B2C expertise — we will continue to gain market share and create value for our shareholders.

Marco Sala

Chief Executive Officer

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1. STRATEGIC REPORT

The board of directors (the “Directors”) present their Strategic Report on International Game Technology PLC (the “Company”) and its subsidiaries (together the “Group”) for the year ended 31 December 2016.

In these Annual Reports and Accounts we define International Game Technology PLC (the “Company”) and the Company and its subsidiaries (the “Group”), however, in the consolidated financial statements and in the notes to the consolidated financial statements we define International Game Technology PLC (“IGT PLC” or the “Parent”) and IGT PLC or the Parent and its subsidiaries (the “Company”).

CORPORATE HIGHLIGHTS	OPERATIONAL HIGHLIGHTS
• Award winning presence at Global Gaming Expo (G2E), ICE Totally Gaming, NIGA, including introduction of 6 new cabinets	• Robust growth in our global lottery operations: secured several important new lottery contracts and extensions
• Global lottery leadership confirmed at NASPL and World Lottery summit trade shows	• Reduction of net debt and improved leverage profile

•                 Achieved the Internet Compliance Assessment Program (iCAP) certification which provides assurance to operators and consumers and also validates compliance with the Internet Responsible Gambling Standards (IRGS)

• Shipped 10,320 gaming machines worldwide during the fourth quarter
• Recognised by the CDP (formerly the Carbon Disclosure Project)
• The Italian regulator Agenzia delle Dogane e dei Monopoli awarded the concession for the Lotto game in Italy to a consortium led by the Company’s subsidiary, Lottomatica

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FINANCIAL HIGHLIGHTS

Revenue (for the years ended 31 December)

$5.15B

Dividend per share (for the years ended 31 December) $0.80

Income before Income tax (for the years ended 31 December)  $323M

Operating Income (for the years ended 31 December) $660M

Share of Group Revenue (%)

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BUSINESS OVERVIEW

The Group is the world’s leading end-to-end gaming company, with leading market positions in North America and Italy and the largest gaming content library in the world. The Group operates and provides an integrated portfolio of leading technology products and services across all gaming markets, including lottery management services, online and instant lotteries, instant ticket printing, electronic gaming machines, sports betting as well as interactive gaming. Leveraging a wealth of premium content, substantial investment in technology, in-depth customer intelligence, and operational expertise, the Group’s gaming solutions anticipate the demands of consumers wherever they decide to play, providing its customers with cutting-edge solutions. The Group provides business-to-consumer (“B2C”) and business-to-business (“B2B”) products and services to customers in over 100 countries.

The Group’s integrated portfolio of technology, products, and services, including its best-in-class content, is shaping the future of the gaming industry by delivering the innovation that players want. The Group enables players to experience their favourite games across all channels and regulated segments, from gaming machines and lotteries to interactive and social gaming.

The Group strives to create stakeholder value by adhering to the highest levels of service, integrity, responsibility, and innovation. Social responsibility is vital and the Group  is committed to responsible gaming, giving back to the Group’s communities, and doing the Group’s part to protect the environment. Certified by the World Lottery Association (“WLA”), the Group has been commended for its commitment to having established sustainable Corporate Social Responsibility and Responsible Gaming programs as a vendor to the global lottery industry for nearly 40 years.

Below is a summary table of the Group’s business model:

The Company is headquartered in London, with its principal operating facilities located in Providence (Rhode Island, U.S.), Las Vegas (Nevada, U.S.), and Rome (Italy). The Group is organised into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International, and Italy. Research and development and manufacturing are centralised in North America. The Group had over 12,000 employees as at 31 December 2016.

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BUSINESS SEGMENTS

North America Gaming and Interactive (“NAGI”)

The NAGI segment is focused on the sale or lease of commercial gaming machines and software to casinos and government entities in the U.S. and Canada. NAGI develops, sells, and licenses casino management systems. These systems help casino customers to increase operational efficiencies and enhance player engagement by delivering personalised player amenities and promotional offers. Additionally, service revenue is generated for commercial gaming from the maintenance of machines and systems. NAGI also generates revenue from its DoubleDown social casino app, where customers purchase virtual currency for use in non-wagering interactive games (“play for fun”) played over the internet including desktop and mobile devices.

The NAGI business develops and delivers leading games, systems and solutions for land-based casinos, DoubleDown free-to-play social casino app and interactive for wager online play. The segment is responsible for research and development for commercial gaming products that are distributed to casinos throughout the world. NAGI is headquartered in Las Vegas, and has sales offices throughout North America. NAGI provides a full suite of casino-related products and solutions to its commercial, government, and land-based customers in the U.S. and Canada.

For land-based casino customers, NAGI provides leadership in the development and distribution of its Global Premium Product, including licensed content such as Wheel of Fortune® slots. In addition, the Global Core Product organisation within NAGI develops slot themes and video poker themes such as Game King®.

North America Lottery (“NALO”)

The NALO segment develops and delivers innovative and future-focused lottery solutions, performing research and development for all lottery-related products globally. Headquartered in Providence, (Rhode Island, U.S.), NALO is the Group’s global lottery product development and delivery organisation that supports WLA customers worldwide and provides end-to-end support to WLA North America customers with a single point of contact, leveraging the Group’s full lottery product suite. The NALO segment supports 39 of the 45 U.S. lotteries.

NALO includes revenue related to the sale or lease of lottery central system hardware and software, and the sale or lease of lottery and gaming terminals to government entities. The majority of the revenue earned in the NALO segment is derived from facilities management contracts. The Group also has lottery management agreements in three U.S. jurisdictions: Illinois, Indiana, and New Jersey. NALO generates revenue from the sale of physical instant tickets to government entities, and earns recurring revenue from participation games in the form of Video Lottery Terminals (“VLTs”) in Rhode Island, Delaware, and New York.

International

The Group’s International segment is a global leader in delivering innovative end-to-end solutions across all channels and regulated gaming segments. This segment is responsible for the strategic development and operational management for all markets in Europe (except Italy), the Middle East, Africa, Central and Latin America (including Mexico), the Caribbean, Asia Pacific and Oceania, across the Group’s entire product portfolio. In Italy, the International segment supplies Amusement with Prizes (“AWPs”) content and commercial gaming systems and gaming machines. The Group’s global strategy capitalises on its experience in Italy and North American markets, while customising products for foreign languages, unique local preferences, and regulatory requirements.

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The International business generates revenue from the sale, lease or revenue share of commercial gaming machines, game software, central systems, loyalty and bonusing systems and services, field services supplied to gaming operators and government entities, as well as from the sale or hosting or real-money interactive wagering games played over the internet. The Group offers a variety of interactive gaming products within the International segment, including poker, casino, bingo and mobile systems. In addition, it offers products and services to sports betting operators, including retail and full online support. The International segment also includes revenue from the sale or lease of lottery central system hardware and software, and the sale or lease of lottery terminals to government entities.

In addition, the International segment also generates revenue from the sale of physical instant tickets to government entities, and professional services in the form of lottery facility management and lottery operation fees. Another source of revenue from some lottery customers in Latin America and Caribbean regions includes point-of-sale transaction processing services such as cellular phone top-ups, bill payments, and money transfers.

Italy

The majority of the revenue earned in the Italy segment is derived from lottery and machine gaming concessions. The Italy segment operates and provides a full range of B2C gaming products, including:

•                        Lottery – operation of instant and traditional lotteries;

•                        Machine Gaming – operates in the machine gaming concession in Italy;

•                        Sports Betting – Sports events and non-sports events connected with current affairs;

•      Commercial Services – offers high-volume transaction processing of commercial transactions, collection and payment services, money transfer services, fidelity card services, and stamp duty services; and

•                        Interactive Gaming – provides all of the games currently authorised in the Italian market, including skill games and other board and soft games.

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KEY PERFORMANCE INDICATORS

The Group assesses its performance against a wide range of measures. These Key Performance Indicators help the business measure progress against the Group’s core strategies. The current year’s numbers represents the full year figures and the previous year’s numbers represents the period from 7 April to December.

Group revenue comprises service revenue and product sales. Group service revenue is principally derived from multi-year contracts under which we earn revenue over time as we provide the related services. Product sales are derived principally from the installation of new and replacement systems, software and lottery terminals and gaming machines. Product sales in our business fluctuate due to the mix, volume and timing of product sales contracts and therefore may not be comparable from period to period.

Key Performance Indicators

The Group uses certain Key Performance Indicators and terminology, which we believe are useful in explaining the trends of its business, including:

Constant Currency Information: The discussion below includes information calculated at constant currency. The Group calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Group’s foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Group does not believe that these measures are a substitute for GAAP measures, it does believe that such results, excluding the impact of currency fluctuations period-on-period, provide additional useful information to investors regarding operating performance on a local currency basis.

For example, if an entity with euro functional currency recorded net revenues of €100 million for 2016 and 2015, the Group would report $110.0 million in net revenues for 2016 (using an average exchange rate of 1.10) compared to $120.0 million for 2015 (using an average exchange rate of 1.20). The constant currency presentation would translate the 2016 net revenue using the 2015 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-year. The Group presents such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

SERVICE REVENUE

	For the years ended
	31 December		Change
($ thousands)	2016	2015	$	%

Business Segments
North America Gaming and Interactive	975,214	780,189	195,025	25.0
North America Lottery	1,128,306	992,684	135,622	13.7
International	512,660	512,004	656	0.1
Italy	1,759,843	1,702,174	57,669	3.4
	4,376,023	3,987,051	388,972	9.8
Purchase accounting	(437)	(9,358)	8,921	95.3
	4,375,586	3,977,693	397,893	10.0

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Service revenue in 2016 increased by $397.9 million, or 10.0%, compared to 2015. On a constant currency basis, service revenue in 2016 increased by $432.9 million, or 10.9%, compared to 2015.

Service revenue in the NAGI segment in 2016 increased by $195.0 million, or 25.0%, compared to 2015. On a constant currency basis, service revenue in the NAGI segment increased by $195.6 million, or 25.1%, compared to 2015.

Service revenue in the NALO segment in 2016 increased by $135.6 million, or 13.7%, compared to 2015. On a constant currency basis, service revenue in the NALO segment increased by $135.8 million, or 13.7%, compared to 2015.

Service revenue in the International segment in 2016 increased by $0.7 million, or 0.1%, compared to 2015. On a constant currency basis, service revenue in the International segment in 2016 increased by $32.7 million, or 6.4%, compared to 2015.

Service revenue in the Italy segment in 2016 increased by $57.7 million, or 3.4%, compared to 2015. On a constant currency basis, service revenue in the Italy segment in 2016 increased by $59.9 million, or 3.5%, compared to 2015.

PRODUCT SALES

	For the years ended
	31 December		Change
($ thousands)	2016	2015	$	%

Business Segments
North America Gaming and Interactive	398,241	321,618	76,623	23.8
North America Lottery	65,269	52,986	12,283	23.2
International	314,644	341,070	(26,426)	(7.7)
Italy	1,295	1,872	(577)	(30.8)
	779,449	717,546	61,903	8.6
Purchase accounting	(1,139)	(6,183)	5,044	81.6
	778,310	711,363	66,947	9.4

Product sales fluctuate from period to period due to the mix, volume, and timing of product sales transactions. Product sales in 2016 increased by $66.9 million, or 9.4%, compared to 2015. On a constant currency basis, product sales in 2016 increased by $67.8 million, or 9.5%, compared to 2015.

Product sales in the NAGI segment in 2016 increased by $76.6 million, or 23.8%, compared to 2015. On a constant currency basis, product sales in the NAGI segment increased by $76.8 million, or 23.9%, compared to 2015.

Product sales in the NALO segment in 2016 increased by $12.3 million, or 23.2%, compared to 2015. On a constant currency basis, product sales in the NALO segment increased by $12.3 million, or 23.2%, compared to 2015.

Product sales in the International segment in 2016 decreased by $26.4 million, or 7.7%, compared to 2015. On a constant currency basis, product sales in the International segment decreased by $25.7 million, or 7.5%, compared to 2015.

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SEGMENT OPERATING INCOME

	For the years ended
	31 December		Change
($ thousands)	2016	2015	$	%

Business Segments
North America Gaming and Interactive	344,125	294,256	49,869	16.9
North America Lottery	300,394	182,615	117,779	64.5
International	144,125	164,949	(20,824)	(12.6)
Italy	585,517	554,937	30,580	5.5
	1,374,161	1,196,757	177,404	14.8
Corporate support	(245,600)	(292,371)	46,771	16.0
Purchase accounting	(468,125)	(364,430)	(103,695)	(28.5)
	660,436	539,956	120,480	22.3

Operating income in the NAGI segment increased by $49.9 million, or 16.9%, compared to 2015. On a constant currency basis, operating income in the NAGI segment increased by $38.1 million, or 13.0%, compared to 2015.

Operating income in the NALO segment increased by $117.8 million, or 64.5%, compared to 2015. On a constant currency basis, operating income in the NALO segment increased by $116.9 million, or 64.0%, compared to 2015.

Operating income in the International segment decreased by $20.8 million, or 12.6%, compared to 2015. On a constant currency basis, operating income in the International segment decreased by $2.7 million, or 1.6%, compared to 2015.

Operating income in the Italy segment increased by $30.6 million, or 5.5%, compared to 2015. On a constant currency basis, operating income in the Italy segment increased by $30.9 million, or 5.6%, compared to 2015.

Operating expense related to corporate support decreased by $46.8 million compared to 2015, principally due to a reduction in restructuring expense of $49.0 million related to the winding down of integration activities associated with the acquisition of International Game Technology, a Nevada corporation (“IGT”) and a reduction in transaction expense, net of $46.8 million principally associated with the IGT acquisition, partially offset by an increase in selling, general, and administrative expense of $52.7 million due in part to one additional quarter of operations in 2016 from the April 2015 acquisition of IGT.

SEGMENT OPERATING RESULTS

The following section gives an overview of the Group’s revenue and operating income by business segment.

NAGI segment

Revenue in the NAGI segment in 2016 increased by $271.6 million, or 24.7%, compared to 2015. At constant currency, revenue in the NAGI segment in 2016 increased by $272.4 million, or 24.7%, compared to 2015.

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Service revenue

Service revenue in the NAGI segment in 2016 increased by $195.0 million, or 25.0%, compared to 2015. At constant currency, service revenue in the NAGI segment increased by $195.6 million, or 25.1%, compared to 2015.

The following table shows changes in service revenue for 2016 compared to 2015 on a constant currency basis:

	Service Revenue Change

($ thousands)	Constant Currency	Foreign Currency	Change

Machine revenue	93,999	(416)	93,583
Social gaming	42,562	(71)	42,491
Other	59,028	(77)	58,951
	195,589	(564)	195,025

The principal drivers of the $195.0 million increase in service revenue were as follows:

•                         an increase of $94.0 million in machine revenue principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in service revenue from the decrease in the casino installed base (25,418 machines installed at 31 December 2015 compared to 24,472 machines installed at 31 December 2016);

•       an increase of $42.6 million in social gaming composed of $80.1 million of service revenue associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in service revenue of $37.5 million from fewer daily average users; and

•                         an increase of $59.0 million in Other (composed principally of System and Software service revenue) principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

Product sales

Product sales in the NAGI segment in 2016 increased by $76.6 million, or 23.8%, compared to 2015. At constant currency, product sales in the NAGI segment increased by $76.8 million, or 23.9%, compared to 2015.

The following table shows changes in product sales for 2016 compared to 2015 on a constant currency basis:

	Product Sale Change

($ thousands)	Constant Currency	Foreign Currency	Change

Gaming machine sales	25,575	60	25,635
Non-machine sales	51,198	(210)	50,988
	76,773	(150)	76,623

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The principal drivers of the $76.6 million increase in product sales were as follows:

•       an increase of $25.6 million in gaming machine sales principally associated with one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, partially offset by fewer machines shipped in 2016 than 2015 (21,382 machines shipped in 2015 compared to 19,771 machines shipped in 2016); and

•                         an increase of $51.2 million in non-machine sales driven by one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, along with an increase in product sales associated with several system sales in 2016 compared to 2015.

Operating income

Operating income in the NAGI segment in 2016 increased by $49.9 million ($38.1 million on a constant currency basis) compared to 2015, while segment operating margin decreased modestly from 26.7% in 2015 to 25.1% in 2016, due to the mix of content sold.

The principal driver of the increase in this segment’s operating income was one additional quarter of revenue in 2016 from the April 2015 acquisition of IGT and $11.7 million of favourable foreign exchange impacts.

NALO segment

Revenue in the NALO segment in 2016 increased by $147.9 million, or 14.1%, compared to 2015, driven by a $135.6 million increase in service revenue and a $12.3 million increase in product sales. At constant currency, revenue in the NALO segment in 2016 increased by $148.1 million, or 14.2%, compared to 2015.

Service revenue

Service revenue in the NALO segment in 2016 increased by $135.6 million, or 13.7%, ($135.8 million, or 13.7%, at constant currency) compared to 2015.

The following table shows changes in service revenue for 2016 compared to 2015 on a constant currency basis:

	Service Revenue Change

($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	71,463	—	71,463
Lottery management services	46,389	—	46,389
Machine revenue	15,071	(2)	15,069
Other	2,857	(156)	2,701
	135,780	(158)	135,622

The principal drivers of the $135.6 million increase in service revenue were as follows:

•       an increase in lottery service revenue of $71.5 million, principally driven by an increase in same store revenue of 9.7%. The 9.7% increase in same store revenue in 2016 resulted in large part from the record Powerball sales in the first quarter of 2016;

•       an increase of $46.4 million in lottery management services revenues, primarily related to the $30.6 million incentive payments the Group received from its contract in New Jersey in 2016, along with the absence of prior year penalties related to minimum profit level guarantees in Illinois ($10.0 million) and Indiana ($8.0 million); and

•                         an increase in machine revenue of $15.1 million, principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT.

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Product sales

Product sales in the NALO segment in 2016 increased by $12.3 million, or 23.2%, ($12.3 million, or 23.2%, at constant currency) compared to 2015.

The following table shows changes in product sales for 2016 compared to 2015 on a constant currency basis:

	Product Sale Change

($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	13,347	(31)	13,316
Gaming (non-machine sales)	(1,029)	(4)	(1,033)
	12,318	(35)	12,283

The principal driver of the $12.3 million increase in product sales was as follows:

•       an increase of $13.3 million in lottery product sales principally driven by an $8.5 million increase in instant ticket printing sales and a $6.1 million increase in product sales to the Group’s customer in California.

Operating income

Operating income in the NALO segment in 2016 increased by $117.8 million, or 64.5%, ($116.9 million, or 64.0%, on a constant currency basis) compared to 2015, while segment operating margin increased from 17.5% in 2015 to 25.2% in 2016.

The increase in this segment’s operating income was principally driven by the increase in service revenue from lottery and lottery management services.

International segment

Revenue in the International segment in 2016 decreased by $25.8 million, or 3.0%, compared to 2015. At constant currency, revenue in the International segment in 2016 increased by $6.9 million, or 0.8%.

Service revenue

Service revenue in the International segment in 2016 increased by $0.7 million, or 0.1%, ($32.7 million, or 6.4%, at constant currency) compared to 2015.

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The following table shows changes in service revenue for 2016 compared to 2015 on a constant currency basis:

	Service Revenue Change

($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	1,300	(10,976)	(9,676)
Gaming	39,281	(19,107)	20,174
Other	(7,900)	(1,942)	(9,842)
	32,681	(32,025)	656

The principal drivers of the $0.7 million increase in service revenue were as follows:

•       an increase of $39.3 million in gaming service revenue principally associated with one additional quarter of service revenue in 2016 from the April 2015 acquisition of IGT; and

•       a decrease of $32.0 million related to unfavourable foreign exchange impacts.

Product sales

Product sales in the International segment in 2016 decreased by $26.4 million, or 7.7%, ($25.7 million, or 7.5% at constant currency) compared to 2015.

The following table shows changes in product sales for 2016 compared to 2015, on a constant currency basis:

	Product Sales Change

($ thousands)	Constant Currency	Foreign Currency	Change

Lottery	(43,470)	(358)	(43,828)
Gaming machine	4,385	245	4,630
Other	13,348	(576)	12,772
	(25,737)	(689)	(26,426)

The principal drivers of the $26.4 million decrease in product sales were as follows:

•       a decrease of $43.5 million in lottery product sales principally related to prior year sales to the Group’s customers in South Africa, Portugal and Germany that did not recur;

•                         a net increase of $4.4 million in gaming machine product sales driven by one additional quarter of product sales in 2016 from the April 2015 acquisition of IGT, partially offset by a decrease in gaming machines recognised; and

•                         an increase of $13.3 million in Other principally associated with an increase in systems and software sales in 2016 compared to 2015.

Operating income

Operating income in the International segment in 2016 decreased by $20.8 million, or 12.6%, (a decrease of $2.7 million, or 1.6%, on a constant currency basis) compared to 2015, while segment operating margin decreased from 19.3% in 2015 to 17.4% in 2016.

Annual Reports and Accounts 2016	Page | 18

The decrease in this segment’s operating income was principally driven by unfavourable foreign exchange impacts of $18.6 million along with a decrease in operating income related to the decrease in product sales, partially offset by an increase in operating income from the increase in service revenues.

Italy segment

Service revenues

Service revenues in the Italy segment in 2016 increased by $57.7 million, or 3.4%, compared to 2015, driven by a $56.6 million increase in Lotto service revenues. The components of service revenues in the Italy segment in 2016 and 2015 are as follows:

	For the years ended
	31 December		Change
($ thousands)	2016	2015	$	%

Service revenue
Lotto	550,649	494,048	56,601	11.5
Instant tickets	289,792	293,056	(3,264)	(1.1)
Lottery	840,441	787,104	53,337	6.8
Machine gaming	626,370	626,637	(267)	—
Commercial services	126,854	126,372	482	0.4
Sports betting	118,243	112,899	5,344	4.7
Interactive gaming	47,935	49,162	(1,227)	(2.5)
	1,759,843	1,702,174	57,669	3.4

The following table shows changes in service revenue for 2016 compared to 2015 on a constant currency basis:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change

Lotto	56,758	(157)	56,601
Instant tickets	(2,920)	(344)	(3,264)
Lottery	53,838	(501)	53,337
Machine gaming	1,042	(1,309)	(267)
Commercial Services	629	(147)	482
Sports Betting	5,458	(114)	5,344
Interactive gaming	(1,053)	(174)	(1,227)
	59,914	(2,245)	57,669

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment increased by $53.3 million, or 6.8%, compared to 2015, principally driven by an increase in service revenue from Lotto. The following table shows an analysis of lottery service revenues in the Italy segment:

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Lotto

At constant currency, Lotto service revenue in 2016 increased by $56.8 million, or 6.8%, compared to 2015, due to an increase in 10eLotto wagers and wagers for late numbers as detailed below:

	For the years ended
	31 December		Change
(€ millions)	2016	2015	Wagers	%

10eLotto wagers	4,716.0	4,287.0	429.0	10.0
Core wagers	2,227.0	2,449.3	(222.3)	(9.1)
Wagers for late numbers	1,150.0	340.3	809.7	237.9
	8,093.0	7,076.6	1,016.4	14.4

Instant tickets

At constant currency, instant ticket service revenue in 2016 decreased by $2.9 million, or 1.0%, compared to 2015, principally due to a 1.2% decrease in the number of tickets sold which was partially offset by a 0.2% increase in the average price point (the average value of the ticket sold), as detailed below:

	For the years ended
	31 December		Change
	2016	2015	Amount	%

Total sales (in millions)	€8,935.0	€9,016.4	€(81.4)	(0.9)
Total tickets sold (in millions)	1,765.6	1,787.1	(21.5)	(1.2)
Average price point	€5.06	€5.05	€0.01	0.2

Machine Gaming

At constant currency, machine gaming service revenue in 2016 increased by $1.0 million, or 0.2%, compared to 2015. Total machine gaming wagers decreased by 1.8% as detailed below. The 1.8% decrease in wagers did not result in a proportional impact on service revenues principally as a result of a decrease in the AWP payout in 2016.

	For the years ended
	31 December		Change
(€ millions)	2016	2015	Amount	%

VLT wagers	5,460.0	5,432.9	27.1	0.5
AWP wagers	4,188.0	4,387.9	(199.9)	(4.6)
Total wagers	9,648.0	9,820.8	(172.8)	(1.8)

(Installed at the end of December)
VLTs installed (B2C)	11,036	11,115	(79)	(0.7)
VLTs installed (B2B)	8,840	8,291	549	6.6
AWP machines installed	58,937	58,328	609	1.0
Total machines installed	78,813	77,734	1,079	1.4

Total wagers and machines installed corresponds to the management of VLTs and AWPs under the Group’s concession.

Commercial Services

At constant currency, commercial services service revenue in 2016 increased by $0.6 million, or 0.5%, compared to 2015, principally due to an increase in the number of transactions processed.

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Sports Betting

At constant currency, sports betting service revenue in 2016 increased by $5.5 million, or 4.8%, compared to 2015. The increase in service revenue was driven by lower taxes introduced by the 2016 Italian stability law, which offset the lower wagers and higher payout. Sports betting payout was 83.7% in 2015 and 84.0% in 2016.

	For the years ended
	31 December		Change
(€ millions)	2016	2015	Wagers	%

Fixed odds sports betting and other wagers	855.0	863.9	(8.9)	(1.0)

Interactive Gaming

At constant currency, interactive gaming service revenue in 2016 decreased by $1.1 million, or 2.1%, compared to 2015, driven by a 2.4% decrease in interactive game wagers.

	For the years ended
	31 December		Change
(€ millions)	2016	2015	Wagers	%

Interactive game wagers	1,659.0	1,699.8	(40.8)	(2.4)

Product sales

Product sales in the Italy segment amounted to $1.3 million and $1.9 million in 2016 and 2015, respectively.

Operating income

Operating income in the Italy segment in 2016 increased by $30.6 million, or 5.5%, compared to 2015, while segment operating margin amounted to 33.2% and 32.6% in 2016 and 2015, respectively. The increase in operating income in the Italy segment in 2016 compared to 2015 was principally driven by the increase in Lotto service revenue, partially offset by a decrease in operating income from machine gaming due to higher Italian stability law taxes, along with prior year VAT credits that did not recur in 2016.

Non-financial measures

Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Group’s performance. The Group is evolving the way it evaluates performance in areas such as people, corporate responsibility and customers, and will aim to disclose non-financial measures in the future.

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FUTURE STRATEGY

The Group’s vision is to maintain our leading presence in the gaming industry through continued innovation, compelling product offerings, and excellent government and customer relationships. The Group has the resources, content, technologies, and a research and development budget of over $340 million, the largest in the industry, to support this vision.

The Group is focused on six broad strategic initiatives:

•                         Grow lottery worldwide;

•                         Gain gaming market share globally;

•                         Expand the Interactive segment;

•                         Regain and grow social casino market share;

•                         Protect Italy business; and

•                         Grow profits and generate cash.

NAGI

NAGI is focused on regaining its market leading position by supporting a continued turnaround in its premium recurring category, recapturing market share in the core business, and expanding into new gaming verticals and concepts. The Group will support these efforts through concentrated research and development investment, disciplined game and cabinet development, comprehensive customer engagement, and thorough exploration of player preferences. The Group is also well positioned to continue to increase its systems’ market share with the Group’s best-in-class systems agnostic software technology and to pursue opportunities in under-served markets.

NALO

NALO is focused on continuing to drive same-store sales growth and to achieve growth in instant tickets by innovating game development, changing the distribution paradigm, modernising customer and retailer technology solutions, and driving customer engagement, loyalty and performance.

International

The International segment is focused on stabilising its position in commercial gaming by growing its installed base, achieving market share expansion for shipped units, installing new systems, and continuing to turnaround the Australia business. The International lottery segment is focused on securing several new contracts, rebids, and multiple contract extensions, thereby strengthening the business’s recurring revenue stream and further strengthening its competitive positioning for upcoming contract opportunities.

Italy

The Italy segment is focused on continuing to protect profitability by continuing to pursue operational efficiency and investing to reinforce long-term strategic positioning.  In lottery, the segment will focus on executing the Lotto concession rollout, while sustaining long-term scratch and win growth and overall wager stability, leveraging digital, product innovation, and channel convergence, while Gaming revenue and profitability will to continue to be supported by new content development and a strengthened distribution network.  In addition, the Italy segment will continue to see improvements in its Betting and Interactive performance through strengthened product offering, improved platform quality, and other enhancements.

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MARKET TRENDS

Lottery Market Trends

A main driver behind lottery growth in maturing markets is same store sales optimisation, while new or under penetrated markets are more focused on driving growth in the player base.

The Group anticipates that in North America, instant tickets will continue to outpace online growth through portfolio optimisation and advancements in the procurement process. Interactive lottery has increased current player engagement and reached new audiences, and it will continue to be a growth driver in existing regulated markets (many of which are in Europe) as well as a source of growth in newly regulated markets.

Gaming Machine Market Trends

The North America casino market recovery is expected to continue, with gross gaming revenue (“GGR”) forecasted to grow at a 2.0% compound annual growth rate (“CAGR”) over the next four years, according to H2 Gambling Capital.

Machine replacement rates are expected to be stable in North America while new and expansionary opportunities are expected to contribute to short-term growth.  International markets are expected to benefit from an uplift in gaming replacements in the short-term while new market expansion is expected to drive longer-term growth.

Interactive and Social Casino Gaming Market Trends

The expansion of the Interactive business is expected from new nationally regulated markets, ongoing adoption of mobile devices, and product innovation. Growth in existing markets is expected to come mainly from interactive betting, lottery, and casino with mobile adoption increasing engagement with existing and new players alike. Social Casino Gaming expansion will be driven by further mobile penetration, increased engagement of existing players, app and content proliferation, and geographic expansion.

STRATEGIC APPROACH TO SUSTAINABILITY

As a Group operating on a global scale, we acknowledge the fundamental principles that need to guide corporate actions in the marketplace, from being a good corporate citizen to actively engaging on a local level in the jurisdictions in which the Group operates.

The Group’s long-term sustainability strategy identifies three main categories:

•                         economic sustainability: the generation and distribution of direct economic value consistently to meet the expectations of shareholders, while creating value for all of the corporate stakeholders;

•                         social sustainability: the Group works with the industry worldwide to promote responsible gaming, while supporting research and development of tools addressing problem gambling, including preventing underage and excessive gambling. In addition, we foster a diverse and inclusive workforce, promote human rights, and ensure safety at work across the entire supply chain. Finally, the Group supports a variety of charitable initiatives and employee volunteerism opportunities to make a positive and meaningful impact on local communities; and

•                         environmental sustainability: the Group works to minimise its environmental impact across its entire value chain, and strives to develop new products and processes that meet rigorous quality and safety standards. From sourcing and production to the use and disposal of products, the Group works in partnership with suppliers and customers to lower its environmental footprint.

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The Group’s sustainability efforts go beyond government-mandated regulations to ensure value creation for all stakeholders, including governing and regulatory bodies, customers, and our employees. Our internal corporate culture is guided by a set of five values: being passionate, pioneering, responsible, authentic, and collaborative.

While operating globally, the Group also conducts business with local governments and organisations, which calls for a strong corporate culture supporting a system of checks and balances to ensure strict adherence to the principles of lawful conduct in every jurisdiction served. The Group’s Code of Conduct specifies the integrity expected of all employees, directors, officers, and consultants, as well as any third party representatives who deal with or act on behalf of the Group and its controlled affiliates, inspiring good corporate governance standards. Integrity in terms of behaviour, as well as business conduct are the foremost prerequisites for creating value for all stakeholders.

CORPORATE SOCIAL RESPONSIBILITY (“CSR”)

CSR touches upon every aspect of the business, from marketing and technology all the way to the supply chain. The Group is committed to pursuing global sustainability goals according to advanced sustainability practices, such as:

•                         acknowledging all stakeholders’ legitimate interests;

•                         communicating transparently via an open dialogue with stakeholders;

•                         managing direct and indirect impacts for all stakeholders;

•                         acknowledging and minimising potential negative impacts; and

•                         adopting transparent and accountable practices.

By being compliant with emerging regulations and voluntarily disclosing information through an annual Sustainability Report, the Group is leveraging the long-standing results of its CSR strategy to strengthen its reputation, improve customer confidence, and create a competitive advantage.

HUMAN RIGHTS

We value workplace diversity and respect for all employees. The Group adheres to the principles set by the International Labour Organisation (such as the Declaration on Fundamental Principles and Rights at Work) and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect. The Group will not discriminate against anyone based on race, creed, religion or belief, national origin, age, disability, sexual preference, sexual identity, marital or civil partner status, pregnancy and maternity, military status, veteran status, or any other legally protected status in accordance with applicable law and regulations. Any Group employee found to have discriminated against another Group employee will be subject to disciplinary action, which could result in dismissal.

The Group has a confidential Integrity Line, managed by an independent third party, which can be used anonymously to report activities that may involve unethical and unlawful conduct.

In 2016, the Group conducted an ISO 26000 assessment (social responsibility standards guidance published by the International Organisation for Standardisation). One takeaway from this assessment was the reinforcement that the Group’s operations should be properly protected and not directly exposed to relevant human rights violation risks. The Group is currently establishing a due diligence system to identify the real risks related to its supply chain structure and operations, mitigate the risk of such exposure in its supply chain, and undertake proper preventative actions to ensure human rights are properly protected.

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We have a zero-tolerance approach to modern slavery. We are committed to acting ethically and with integrity in all business dealings and relationships, including implementing and enforcing effective systems and controls to reduce the risk of modern slavery, and human rights violations generally, from occurring in both our businesses and our suppliers’ businesses. The Group is committed to working towards the goal of eliminating such breaches of human rights globally by starting with its supply chain as part of the Group’s CSR initiative.

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PRINCIPAL RISKS AND UNCERTAINTIES

The Group seeks to minimise, control, and monitor the impact of risks to profitability whilst maximising the opportunities they present.

The Group acknowledges that it faces a number of risks which could impact the achievement of its strategy. While it is not possible to identify or anticipate every risk due to the changing business environment, the Group has an established risk management process to manage and mitigate risk. The Group’s process for identifying and managing risk is set by the Board of Directors.

Risks are considered in terms of their impact and likelihood from both a financial and reputational perspective. Although not exhaustive, the principal risks facing the Group are essentially categorised into the following broad risk categories: (1) risks relating to the Group’s business and industry, (2) legal and compliance risks, (3) operational risks, and (4) financial and tax risks. The potential impact of these risks and the mitigating controls in place to manage their impact are as follows:

RISK	IMPACT	MITIGATION
Business and industry
Reductions in market discretionary consumer spending, being affected by general economic or political conditions.	The global economic and political climate may impact the Group and its operations, business, financial conditions or prospects.	We constantly review our business strategy and remain closely aligned with governments and other policy makers across our markets. We also have a diverse portfolio across many regions.
Termination of or failure to renew or extend contracts and early termination or non-renewal of government concessions.

A significant portion of the Group’s business and profitability will continue to depend upon the portfolio of long-term contracts and the concessions awarded. Failure in the continued ability to retain and extend our existing contracts and win new contracts could have a materially adverse effect on the results of the Group’s operations, business, financial conditions or prospects.

We maintain strong and open relationships with the regulators and operators, carefully monitoring, reviewing, and improving our customer base relationships. We have also successfully secured the Lotto contract for nine consecutive years.

Slow growth and competition in the lottery and gaming industries.	Reduced demand for our products and services may impact the Group and its operations, business, financial conditions or prospects.

We work with other participants in the lottery industry to attract and retain new players, and devote significant resources to developing innovative services, products, and distribution methods/systems.

Annual Reports and Accounts 2016	Page | 26

RISK	IMPACT	MITIGATION
Intellectual property laws may afford differing and limited protection for our proprietary technology and intellectual property.	Our competitors may duplicate our products, design around our patented products, or gain access to our proprietary technology and intellectual property.

We vigorously protect our proprietary technology and intellectual property to ensure that our competitors do not use such technology and intellectual property. We also prevent disclosure of trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions.

Legal & Compliance
Facing risks related to the extensive and complex governmental regulation applicable to our operations. Responding to changes in or breach of regulatory or legislative requirements.

Lower than anticipated sales due to legal and compliance (including regulatory) issues could have a materially adverse effect on the results of the Group’s operations, business, financial conditions or prospects.

We continuously evaluate our exposure to such types of risks for any changes in government regulations and their effect on our operations, business, financial conditions or prospects.
Operational
Failure to attract, retain and motivate key management and employees.	Our success relies on the continued service of our senior management and technical personnel, and on our ability to continue to attract, motivate and retain highly qualified employees.

Provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. We invest in training and career development opportunities for our people to support them in their careers.

Lack of integrity of our employees, directors and agents and the security of our systems.	The real and perceived integrity and security of our systems are critical to our ability to attract customers.

The Group strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers. The Group has a robust global compliance programme that requires employees to acknowledge they understand and comply with Group policies.

Systems, network or telecommunications failures or cyber-attacks may disrupt the Group’s business and have an adverse effect on its results of operations.

Any disruption in our network or telecommunications services, or those of third parties that we utilise in our operations, could affect the Group’s ability to operate our games or financial systems, which would result in reduced revenues and customer downtime.

We continuously implement and improve network security measures and data protection safeguards, including a disaster recovery strategy for back office systems.
Financial and Tax
Covenants in the Group’s debt agreements may limit our ability to operate our business.	The breach of such covenants could materially and adversely affect our business, financial conditions and results of operations.	We maintain long debt maturities and reasonable net debt to EBITDA leverage to help minimise our refinancing risk.

Annual Reports and Accounts 2016	Page | 27

RISK	IMPACT	MITIGATION
Adverse changes in tax regulation and differing interpretations by authorities on taxation.

Any increases in the levels of taxation or duties to which we are subject, or the implementation of any new taxes or levies to which we will be subject, could have a materially adverse effect on our business, financial conditions and results of operations.

Maintain a well qualified tax department as well as good relationships with third party tax experts, helping to assess these risks and achieve compliance with the relevant tax legislation.

Approval

This Strategic Report has been approved by the Board of Directors on 19 April 2017.

Signed on behalf of the Board of Directors by:

Marco Sala

Chief Executive Officer

19 April 2017

Annual Reports and Accounts 2016	Page | 28

2. DIRECTORS’ REMUNERATION REPORT

ANNUAL STATEMENT

Dear Recipient,

As the Chairman of the Compensation Committee (the “Committee”), I am pleased to present the Remuneration Report of the directors (the “Directors”) of International Game Technology PLC (the “Company”) for the financial year ended 31 December 2016.

This Remuneration Report is set out in two sections: the Remuneration Policy and the Report on Remuneration.

Remuneration Policy

Our Remuneration Policy was approved by shareholders on 20 June 2016, however, we are seeking approval from shareholders at this year’s annual general meeting (“AGM”) in order to amend the calculation of restricted share units (“RSUs”) awarded as part of the Non-Executive Directors’ Remuneration Policy for new Non-Executive Directors (“NED”s). Currently, the number of RSUs awarded to NEDs is pro-rated to reflect the number of days they will work in the period of 365 days beginning on the date of the AGM immediately before the date they are appointed as a NED. This pro-rating mechanism assumes that the Company holds its AGM on the same date each year, which may not be the case in practice.

Since the pro-rating mechanism was adopted, it has been recognised that where the actual period between AGMs is shorter or longer than 365 days, the current pro-rating formula has the potential to provide a windfall, or to be unfair to, new NEDs. It is therefore proposed to amend the pro-rating mechanism so that the number of RSUs awarded to new NEDs is instead pro-rated by reference to the number of days worked in a period equal to the actual number of days between AGMs, rather than a fixed period of 365 days, which would align the RSUs granted to new NEDs with that of continuing NEDs.

For clarity, we have otherwise made minor changes and clarifications to improve the policy - no other changes to the underlying policy have been made.

A remuneration policy will be put to shareholders for approval again no later than at the Company’s AGM in 2020.

Our Remuneration Policy is important in supporting and driving forward the long-term goals of the Group by retaining a management team with the requisite skills and expertise to effectively deliver the Group’s strategy.

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Report on Remuneration

The Report on Remuneration is legally subject to an annual advisory vote and this is the second year in which it will be approved by shareholders at the AGM. Shareholders are asked to vote, by ordinary resolution, to approve the Directors’ remuneration for the financial year ended 31 December 2016 as set out in the Report on Remuneration.

It has been another successful year for the Group: revenues increased to $5.154 billion with $985 million generated in cash flow from operating activities worldwide. For this achievement the CEO received a bonus equal to 245.8% of his salary in accordance with the metrics of the Company’s Short Term Investment Plan. In addition, the performance metrics of the Long Term Investment Plan were also met and therefore the CEO’s award vested at 72% in accordance with its terms.

We are committed to the principles of our Remuneration Policy in order to support the Group’s strategy. These principles are maintaining (1) market competitive levels, (2) high standards of corporate governance and engagement, (3) an alignment with shareholders’ interests, and (4) for the Executive Director, a link between performance and strategy.

Major Decisions on Executive Director’s Remuneration

No changes were made to the remuneration package of the Executive Director for the financial year ended 31 December 2016.

The remuneration of the Executive Director is aligned with the results of the Group for the period. We believe, therefore, that the remuneration of the Executive Director appropriately and fairly reflects the performance of the Group and that it continues to support our objectives.

Key Changes to Non-Executive Directors’ Remuneration

The annual fees of the Non-Executive Directors did not change during the financial year ended 31 December 2016. The remuneration of the Non-Executive Directors is fixed in amount and is unrelated to the results of the Group for the period.

Directors’ Report on Remuneration and Remuneration Policy

This is the second year in which both the Directors’ Report on Remuneration and the Remuneration Policy will be approved by shareholders at the AGM.

The Remuneration Policy is subject to a binding shareholder vote at least every three years. Approval will be required should the Directors wish to change the policy prior to its approval by shareholders at the 2020 AGM.

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The Directors’ Remuneration Report, consisting of the Annual Statement, the Directors’ Remuneration Policy and the Report on Directors’ Remuneration, is compliant with its reporting requirements and forms part of the statutory annual reports and accounts of the Company for the year ended 31 December 2016. We welcome your feedback and members of the Committee will be available at the AGM to answer any questions about the work of the Committee.

Gianmario Tondato Da Ruos

Chairman of the Compensation Committee

19 April 2017

Annual Reports and Accounts 2016	Page | 31

REMUNERATION POLICY

Information not audited

The Compensation Committee

The Compensation Committee currently comprises three independent Directors. As at the date of this document, the Compensation Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Paget Alves and Alberto Dessy. All members served on the Committee since its establishment on 7 April 2015 up to the date of this document.

The Executive Director does not attend the meetings of the Compensation Committee, however, certain officers and employees, such as the Executive Vice President of Human Resources, Organisation and Transformation, the Chief Financial Officer and the Company Secretary of the Company, may attend meetings of the Committee, save in circumstances in which that person is the subject of the meeting. During its meetings, the Committee may also receive assistance and advice from third parties. The Committee has been advised by Mercer for the financial year ended 31 December 2016. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm, a third party unconnected to the Group. The Committee has therefore satisfied itself that the advice received was objective and independent.

The total fees in relation to the advice provided during the year were $363,952. Mercer also assists the Group in providing general consulting services, salary surveys, and advice on its 401(k) plans in the U.S. The Committee believes that these fees reflect the time spent and the quality of advice received.

The principal activities undertaken by the Compensation Committee for the year ended 31 December 2016 consisted of:

•       introducing a clawback policy;

•       reviewing the compensation of the Directors and management including the 2017 short term incentive plan (“STIP”) and long term incentive plan (“LTIP”) in accordance with guidelines pre-approved by the Directors, treatment of Non-Executive Directors and senior management compensation (including the key principles of governing the individual arrangements for the chief executive officer (the “CEO”));

•       reviewing settlement options for LTIP vesting;

•       monitoring compliance with guidelines on ownership of shares in the Company by the Directors and executive officers;

•       approving updates to the Compensation Committee charter; and

•       reviewing legal and market practice updates in the U.K. and the U.S.

While the policy provides the framework for Directors’ remuneration, it is intended that the Compensation Committee be entitled to exercise a level of discretion in certain circumstances, where appropriate. The Compensation Committee may not use any discretion outside the policy without separate shareholder approval.

Annual Reports and Accounts 2016	Page | 32

Policy overview

The Remuneration Policy of the Company was approved by shareholders at the Company’s 2016 AGM and is being put to a shareholder vote again at this year’s AGM in order to amend the calculation of restricted share units (“RSU”s) awarded to new non-executive directors (“NED”s). Currently, the number of RSUs awarded to NEDs is pro-rated to reflect the number of days they will work in the period of 365 days beginning on the date of the AGM immediately before the date they are appointed as a NED. This pro-rating mechanism assumes that the Company holds its AGM on the same date each year, which may not be the case in practice. Since the pro-rating mechanism was adopted, it has been recognised that where the actual period between AGMs is shorter or longer than 365 days, the current pro-rating formula has the potential to provide a windfall, or to be unfair to, new NEDs. It is therefore proposed to amend the pro-rating mechanism so that the number of RSUs awarded to new NEDs is instead pro-rated by reference to the number of days worked in a period equal to the actual number of days between AGMs, rather than a fixed period of 365 days, which would align the RSUs granted to new NEDs with that of continuing NEDs.

The policy will remain in effect until changes to the policy are made, which require shareholder approval, or until the policy is put before shareholders for approval at the 2020 AGM, whichever is sooner.

The policy begins with an outline of the remuneration structures and is followed by the Executive Director and Non-Executive Director remuneration policy tables and narrative.

The aim of the policy is to:

•                       attract, retain, and motivate high calibre directors;

•                       focus those directors on the delivery of the Group’s strategic and business objectives;

•                       promote a strong and sustainable performance culture; and

•                       align interests of the executives with those of the shareholders.

How the views of shareholders and employees are taken into account

Shareholders

The Compensation Committee values shareholder feedback when forming the remuneration policy and takes into account shareholder views received in relation to resolutions to be considered at the AGM each year.

Employees

When determining Executive Director remuneration arrangements the Committee takes into account pay and conditions throughout the Group as well as those of our peer companies to ensure that the structure and quantum of the Executive Director’s pay remains appropriate in this context.

The Committee does not consider it appropriate to consult directly with other Directors when developing the Directors’ Remuneration Policy. The Committee does receive, however, periodic updates from the HR department on the overall remuneration structures and policies for all employees. At other levels of the Group, employees will receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Group and external market data where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for Executive Directors.

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Executive Directors’ Remuneration Policy

The remuneration structure for Executive Directors is designed to incentivise the delivery of sustained performance consistent with the Group’s strategic goals and appropriate risk management, and to reward success in doing so. At the date of this document the only Executive Director of the Company is its CEO, Marco Sala.

Executive Directors play key roles in the management and business success of a group. The Group’s Remuneration Policy and structure are designed to reflect these combined roles. When setting the policy for Executive Directors’ remuneration, the Committee takes into account total remuneration levels operating in companies of a similar size and complexity, the responsibilities of the individual role, individual performance and the individual’s experience. The Committee also considers developments in best practice and the pay and employment conditions within the wider Group.

The Company’s Remuneration Policy for Executive Directors, as an employee of the Company or of members of its Group, is to provide a base salary and participation in an annual cash bonus plan, or STIP, and an equity based LTIP, seeking to give a proportion of the total annual remuneration in the form of variable remuneration, which is directly linked to the profitability of the Group.

In 2015 the current Executive Director, Marco Sala, received a co-investment award agreement (the “Co-Investment Agreement”). The purpose of the agreement is to focus the CEO on the strategic and business objectives of the Group as well as aligning the interests of the CEO with those of the shareholders of the Company. Under the agreement, the Company agrees to match (up to a maximum 500,000 ordinary shares) the CEO’s existing ownership of 500,000 ordinary shares in the Company. The 500,000 ordinary shares shall constitute up to 250,000 ordinary shares and 250,000 options for ordinary shares, as long as the following conditions are met:

•       continued service with the Company as CEO until the date on which the annual accounts for the year ending 31 December 2017 are approved by the Directors (the “Vesting Period”);

•       the ordinary shares are continuously held by the Executive Director for the duration of the Vesting Period;

•       the Company’s share price is equal to or greater than $16.83 with the final price based on an average 3 month share price ending on the date of approval of the Company’s financial statements for the year ending 31 December 2017; and

•       there is a re-investment of 50% of the total committed and awarded shares (involving the use of cash proceeds for any exercised share options) (after-tax) in a subsequent 3-year co-investment award agreement if in the financial year ending 31 December 2018 Marco Sala is re-appointed in his role as CEO for another three year mandate. The percentage re-invested into the requisite shares will be accounted for to satisfy the Company’s share ownership requirements under the agreement.

If all of the conditions are met, all shares and all options will vest fully at the date of approval of the annual accounts for the year ending 31 December 2017, and reinvested options will then be subject to an additional four year exercise period (with an option strike price based on the closing price on the day of grant of the options and shares). If the conditions are not met the share options lapse.

This agreement was not amended during the financial year ended 31 December 2016, however, the Compensation Committee has the discretion to amend the agreement as appropriate. In the event that an additional Executive Director is appointed during the financial year ending 31 December 2017 the Committee may consider that it is appropriate for such a director to enter into a similar agreement.

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Remuneration of the Executive Director is determined by the Compensation Committee subject to the provisions of the articles of association of the Company.

The table on the following page sets out the Remuneration Policy for Executive Directors which shareholders approved at last year’s AGM. The key elements of the Remuneration Policy for Non-Executive Directors are set out separately.

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Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Fixed Pay
Base salary: to pay a salary that reflects the role, responsibilities, experience and knowledge of the individual, ensuring that the salary paid is competitive with other employers in our industry.

Salaries are paid monthly through the payroll and reviewed annually by the Compensation Committee. Any review will take into account increases to the salaries of the workforce as a whole, performance of the Group and the individual, skill set and experience of the individual and external factors such as inflation and an assessment of the competitive market.

There are no performance conditions.

The maximum opportunity for an increase in base salary on an annual basis is 10% of that year’s annual base salary rising to a maximum of 20% of that base salary in exceptional circumstances. Therefore, where appropriate and necessary, larger increases may be awarded (for example, where a role has increased in scope or where it is necessary to bring a recently appointed Executive Director in line with the market).

There is no provision for recovery.
Benefits: to attract and retain an appropriate Executive Director required to support the long-term interests of the Group.

Executive Directors receive a range of benefits including, but not limited to, private medical insurance, private dental insurance, life insurance, tax preparation benefits, and housing and car allowances. Benefits are reviewed regularly but not on a pre-determined schedule.

There are no performance conditions.

		There is no maximum level of benefit; the overall level of benefits will depend on the cost of providing individual items based on the individual’s circumstances.	There is no provision for recovery.
Pension: to attract and retain an appropriate Executive Director required to support the long-term interests of the Group.

Under the U.K. Government’s Workplace Pension Scheme Executive Directors are entitled to a U.K. pension.

The Company offers a group personal pension plan.

A pension is provided for any Executive Director located in other jurisdictions.

There are no performance conditions.

		The Company will match up to 6% of salary.	There is no provision for recovery.

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Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Variable Pay
Annual bonus: to encourage the Executive Director to achieve both short-term financial results and individual goals.

The STIP is performance-based and designed to encourage the Executive Director to achieve both short-term financial results and longer-term strategic objectives.  The primary focus of the STIP is to motivate and reward for the achievement of the Group’s annual objectives.  The STIP is designed to recognise growth achievement with an opportunity to earn a bonus on the upside, as well as to limit the downside potential.

Performance is measured against a combination of financial measures determined by the Committee at the start of each financial year by reference to the then current business strategy. Current payments are subject to targets based on consolidated operating income (excluding accounting for purchase price), net debt and individual performance.  For financial performance, operating income is currently the most prevalent metric along with the consolidated operating income minimum, target and top parameters.

Payments may, however, be adjusted upwards and downwards at the discretion of the Committee. Currently operating income goals are measured on a curve where the minimum threshold payment generally is made for 91% achievement (resulting in a 10% payout), 100% achievement (resulting in a 100% payout) and maximum achievement in the range of 110-115% (resulting in a 200% payout).

The maximum pay out is 200% of target.

The Company has implemented a malus and clawback policy to which annual bonuses paid to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the Securities Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) which may require recovery of incentive-based remuneration in addition to the circumstances set out in this policy.

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Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Long-term share incentive plan: to encourage the Executive Director to achieve long-term performance targets.

The LTIP allows the Directors to grant share options and restricted shares to current or prospective directors and employees of the Company or any of its subsidiaries.

Under the rules of the LTIP the exercise price per share subject to the share option must be no lower than the fair market value of a share on the date of grant.

Currently the Company awards 100% performance shares as the annual LTIP award.

Performance is measured over a three year vesting period against a combination of financial measures determined by the Committee at the time of the award by reference to the then current business strategy. Current awards are subject to targets based upon three performance metrics: three-year cumulative consolidated adjusted EBITDA (U.S. GAAP) (profitability measure), net debt (use of cash) and total shareholder return (performance against peers). Financial objectives are currently established by the Compensation Committee and reviewed by the Directors. Company-related LTIP targets throughout individual LTIPs are currently based on:

• a total consolidated adjusted EBITDA (U.S. GAAP) of at least 90% of the Company’s targeted total consolidated adjusted EBITDA (U.S. GAAP);

• a ratio calculated between the consolidated net debt and consolidated adjusted EBITDA (U.S. GAAP); and

• total shareholder return against the Russell Mid Cap Market Index (which measures performance of companies on the Russell Mid Cap Market Index).

Vesting currently occurs over a three to four year period.

The maximum opportunity which may vest on the basis of reaching the target performance metrics is 137.5%.

The Company has implemented a malus and clawback policy to which LTIP awards made to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based remuneration in addition to the circumstances set out in this policy.

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Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Co-investment plan: to encourage the Executive Director to commit to the short-to-medium-term interests of the Company.

The Compensation Committee has the discretion to require that an Executive Director enter into a co-investment agreement with the Company.

Under a co-investment agreement the Company may grant an option of up to 250,000 shares and make an issue of up to 250,000 shares to an Executive Director on the basis of matching a shareholding of up to 500,000 shares by the Executive Director. Vesting of the shares is subject to continued service of the Executive Director, the listed share price being greater than the exercise price of the options, the Executive Director continuing to hold up to 500,000 shares in the Company and to re-invest 50% of the total committed and awarded shares into a subsequent co-investment agreement following vesting of any previous co-investment agreement. If an Executive Director ceases to be a director or CEO, as appropriate, of the Company prior to the vesting date the share options lapse.

		500,000 ordinary shares in the Company.	The Company is required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based remuneration.

The Company will honour prior commitments (including as to loss of office payments) entered into, and Directors will be eligible to receive payment in respect of any award granted, prior to the approval and implementation of this Remuneration Policy as described above, even if these commitments and/or awards would not otherwise be within this policy. The Company will also honour any commitment entered into at a time prior to an individual becoming a director if, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the Company.

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Non-Executive Directors’ Remuneration Policy

The Company’s Remuneration Policy for Non-Executive Directors is to provide an annual cash retainer for each Non-Executive Director, payable in quarterly tranches and topped up by a “restricted share unit” award of shares in the Company under a restricted share unit (“RSU”) agreement vesting on a yearly basis, a time-based award, in each case unconnected to the performance of such Non-Executive Directors. The Committee will review the annual cash retainer and the RSUs for the Non-Executive Directors periodically and determine the most appropriate awards and vesting mechanics by reference to the then current business strategy.

When recruiting a new Non-Executive Director, fees will be in line with the prevailing fee schedule applicable to other board members and Non-Executive Directors at that time. Higher cash retainers are provided for the Non-Executive Directors serving as Chairmen of the board, the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, currently being $150,000, $140,000, $130,000 and $120,000 respectively as compared to other Non-Executive Directors who currently receive $100,000. The maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances.

RSU - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each AGM of the Company’s shareholders each Non-Executive Director continuing to serve after that date will automatically be granted an award of RSUs. The number of RSUs covered by each such award will be determined by dividing (1) the “Annual Equity Award” (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) grant value by (2) the closing share price as of the date of grant (rounded down to the nearest whole unit). Annual RSU awards granted to Non-Executive Directors under this policy will vest on the date of the AGM of the Company’s shareholders that occurs in the Company’s financial year after the financial year in which the date of grant occurs. The RSUs vest following the approval of financial statements by shareholders at each AGM of the Company.

RSU - Initial Equity Awards for New Non-Executive Directors

Each new Non-Executive Director will be granted an award of RSUs determined by dividing (1) a pro-rata portion of the “Initial Equity Award” (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) value by (2) the closing share price as of that date (rounded down to the nearest whole unit). The pro-rata portion of the Initial Equity Award value will equal the Initial Equity Award value multiplied by the fraction which results from the following formula:

X - Y

X

where:

X is the number of days in the period beginning with (and including) the date of the AGM immediately preceding the appointment date (the “Previous AGM”) and ending on (and including) the date of the AGM immediately after the appointment date (the “Next AGM”);

Y is the number of days in the period beginning with (and including) the date of the Previous AGM and ending on (and including) the appointment date,

and “AGM” means the Company’s last annual meeting of shareholders at which annual equity awards were granted by the Company to the Non-Executive Directors. The RSUs granted at the previous AGM vest following the approval of financial statements by shareholders at each annual general meeting of the Company.

If, on the date RSUs are granted, the date of the Next AGM is not known, the RSUs shall be granted on the basis that the date of the Next AGM is the date of the first anniversary of the Previous AGM.

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Differences in Remuneration Policy for Executive Directors compared to other employees

Like the Executive Director, employees at management level and above receive a fixed salary and the potential for an uplift by way of a variable annual bonus through the same STIP. The STIP differs between employee levels of seniority: the Executive Director and senior management employees are subject to an 80% bonus weighting as to financial results based on operating income and net debt of the Company and a bonus weighting of 20% based on personal performance. The STIP is paid out on an annual basis subject to financial results of the Company and the personal performance of each employee. Manager and above level employees in general also participate in the same STIP. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Only Non-Executive Directors participate in agreements for RSUs. Director level employees and above also participate in the same LTIP as the Executive Director.

Approach to remuneration for new Executive Directors

On the recruitment of a new Executive Director the level of fixed remuneration will be appropriate to the candidate’s skills and experience and the market data for the role that they will be undertaking. New Executive Directors will be eligible for the STIP and LTIP as set out in the Remuneration Policy. A new Executive Director may be required to enter into a co-investment agreement with the Company similar to that described in the Executive Directors’ Remuneration Policy paragraph above.

The Compensation Committee recognises that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making an award in addition to the remuneration outlined above. The Committee will consider any relevant factors including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met and will take reasonable steps to ensure that any payment is at an appropriate level.

Directors’ contractual arrangements and loss of office payment policy

The Executive Director’s service agreements

The current sole Executive Director, Marco Sala, CEO, has a service agreement with the Company and a service agreement with its wholly owned subsidiary, Lottomatica S.p.A., only.

The Company service agreement

The CEO’s service agreement with the Company (70% of employment) can be terminated by either party on the giving of 3 months’ notice, if not immediately for cause. If terminated other than for cause, the CEO is entitled to a severance payment worth three years of base salary and a short-term incentive assumed at the top level as of the termination date. The CEO cannot resign without prior approval from the Directors. The Company shall pay the CEO a salary of £450,520 per annum and this salary shall be reviewed by the Directors annually, but the Company is under no obligation to award an increase in salary. The Company has made available to the CEO an apartment rented in the Company’s name. In addition, the Company will fully reimburse the CEO for any expenses incurred as a result of his appointment. The CEO does not receive any other benefits under his service agreement with the Company.

Under this agreement the CEO also participates in the LTIP, of which the Co-Investment Agreement forms part, whereby the Company grants the CEO an award of restricted share units and/or share options. The shares and options under those agreements shall vest on the date on which the audited financial statements of the Company for the financial year ending 31 December 2017 are approved by the directors, subject to the conditions described in the Co-Investment Agreement set out in the Executive Directors’ Remuneration Policy paragraph above.

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The Lottomatica service agreement

Under the Lottomatica service agreement, the CEO’s base salary is €271,500, paid in 13 equal gross instalments, plus additional benefits, including a company car. The CEO also receives an integrative pension fund in accordance with Italian law. The base salary paid by Lottomatica will not be less than 25% of the total salary paid to him by the Company.

The Compensation Committee approved a salary of $1,000,000 for the CEO. As 70% is paid in pounds sterling and 30% is paid in euros a true-up is performed annually.

The service agreements of any additional Executive Directors shall be consistent with the CEO’s service agreements, as applicable.

Non-Executive Directors’ appointment agreements

All Non-Executive Directors’ services are provided for in accordance with the prior approval of the Directors and they equally participate in RSUs to the value of a $200,000 equity award save for the Chairman who receives a $250,000 equity award.

No remuneration is payable on termination of the appointment of the Non-Executive Directors, other than accrued fees and expenses, subject to the discretion of the Committee. Details of the terms of the appointment of the current Non-Executive Directors are as follows:

Non-Executive Director	Start of Current Term	Expiry of Current Term
Philip Satre (Chairman)	7 April 2015	7 April 2018
Patti Hart (Vice-Chairman)	7 April 2015	7 April 2018
Lorenzo Pellicioli (Vice-Chairman)	7 April 2015	7 April 2018
Paget Alves	7 April 2015	7 April 2018
Paolo Ceretti	7 April 2015	7 April 2018
Alberto Dessy	7 April 2015	7 April 2018
Marco Drago	7 April 2015	7 April 2018
Sir Jeremy Hanley	7 April 2015	7 April 2018
James McCann	7 April 2015	7 April 2018
Vincent Sadusky	7 April 2015	7 April 2018
Gianmario Tondato Da Ruos	7 April 2015	7 April 2018
Heather McGregor	8 March 2017	7 April 2018

Tracey Weber was a Non-Executive Director of the Company from 7 April 2015 to 16 March 2016.

Loss of office

When an Executive Director leaves the Company, the Compensation Committee will review the circumstances and apply the appropriate treatment. Where applicable, the Committee aims to avoid rewarding poor performance.

Salary and benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice.

In the event of a termination of the role of any of the Directors for any reason prior to their vesting date, all outstanding and unvested restricted shares and/or options shall be automatically and immediately forfeited for no consideration as of such termination, subject to any provision permitting a waiver of such forfeit at the discretion of the Directors, as appropriate.

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Remuneration illustrations

The chart below gives an indication of what could be received by an Executive Director under the policy. The bar chart shows (1) the minimum remuneration receivable as a percentage of total remuneration, (2) the remuneration receivable for performance in line with the Company’s expectations as a percentage of total remuneration, and (3) the maximum remuneration receivable as a percentage of total remuneration on the implementation of the remuneration policy.

Fixed remuneration is comprised of salary, pension contributions, other benefits and any cash alternative. Variable remuneration comprises remuneration under the LTIP, the STIP and the Co-Investment  Agreement. Future remuneration will be determined based on profitability and performance as described in the Remuneration Policy.

Notes:

Base:

For the financial year ended 31 December 2016 Marco Sala was provided with a $1 million salary which was paid 70% in pounds sterling and 30% in euros.

LTIP/STIP:

The minimum remuneration under the STIP and LTIP is 0% and is therefore not shown on the “minimum” section of the chart.

LTIP is represented by the market value on the vesting date in 2016. The remuneration under the LTIP reflects Marco Sala’s target award and does not include a co-investment award.

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REPORT ON REMUNERATION

Information audited

This part of the report has been prepared in accordance with Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Report on Remuneration will be put to an advisory shareholder vote at the AGM of the Company on 22 May 2017. The information in this section has been audited where required under the regulations save for the paragraphs on the performance graph, the Chief Executive Officer’s remuneration, the relative importance of spend on pay, the implementation of remuneration policy, the consideration by the directors of matters relating to directors’ remuneration, the statement of voting at last year’s AGM, the directors’ remuneration policy, the approach to recruitment remuneration, the service agreements, and the statement of consideration of shareholder views.

Certain totals in the tables included in this Report on Remuneration may not add due to rounding.

The Company was incorporated on 11 July 2014 and was an inactive shell company until the completion of the business merger with IGT and GTECH S.p.A. on 7 April 2015. As such, the principal period of remuneration of the directors of the Company did not effectively begin until 7 April 2015.

Directors’ remuneration as a single figure

The remuneration of the Directors for the period for the financial years ended 31 December 2016 and 2015 is set out below and relates to each Director’s performance of their respective role as a Director of the Company and that person’s role as a director of any subsidiary or in connection with that person’s management of the affairs of the Company and any subsidiary of the Company. Marco Sala’s remuneration in the table below reflects all remuneration related to Marco Sala’s employment contract with the Company, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A regardless of whether or not such remuneration is paid by way of benefits in kind.

	Salary& Fees ($)	Benefits ($)	Annual Bonus ($)	LTIP/RSU($)	Pension ($)	Total ($)
Executive Director
Marco Sala (CEO)
2016	905,293	1,002,466	2,457,750	2,497,700	690,703	7,553,912
2015	945,742	1,134,796	2,250,000	4,256,999	1,058,470	9,646,006
Non-Executive Directors
Philip Satre (Chairman)
2016	150,000	-	-	250,117	-	400,117
2015	110,000	-	-	-	-	110,000
Patti Hart (Vice-Chairman)
2016	100,000	-	-	200,098	-	300,098
2015	73,333	-	-	-	-	73,333
Lorenzo Pellicioli (Vice-Chairman)
2016	173,333	-	-	200,098	-	373,431
2015	-	-	-	-	-	-

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	Salary& Fees ($)	Benefits ($)	Annual Bonus ($)	LTIP/RSU($)	Pension ($)	Total ($)
Paget Alves
2016	100,000	-	-	200,098	-	300,098
2015	73,333	-	-	-	-	73,333
Paolo Ceretti
2016	173,333	-	-	200,098	-	373,431
2015	-	-	-	-	-	-
Alberto Dessy
2016	100,000	-	-	200,098	-	300,098
2015	73,333	-	-	-	-	73,333
Marco Drago
2016	173,333	-	-	200,098	-	373,431
2015	-	-	-	-	-	-
Sir Jeremy Hanley
2016	100,000	-	-	200,098	-	300,098
2015	73,333	-	-	-	-	73,333
James McCann
2016	120,000	-	-	200,098	-	320,098
2015	88,000	-	-	-	-	88,000
Vincent Sadusky
2016	140,000	-	-	200,098	-	340,098
2015	102,667	-	-	-	-	102,667
Tracey Weber
2016	25,000	-	-	200,098	-	225,098
2015	73,333	-	-	-	-	73,333
Gianmario Tondato Da Ruos
2016	130,000	-	-	200,098	-	330,098
2015	95,333	-	-	-	-	95,333

Notes:

Salary and Fees:

Marco Sala’s remuneration reflects all remuneration related to Marco Sala’s employment contract with the Company, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A regardless of whether or not such remuneration is paid by way of benefits in kind.

Amounts shown for Lorenzo Pellicioli, Paolo Ceretti and Marco Drago in 2016 include $73,333 each for 2015 fees not previously paid in 2015.

Tracey Weber’s remuneration for the period from 1 January 2016 to 16 March 2016 has been included.

Benefits:

Marco Sala’s benefits includes Company Car ($19,340), Car Fringe Benefit ($4,331), Health Insurance ($7,896), Meal Tickets ($1,065), and U.K. Car Lease ($998), U.K. Housing ($103,992), Travel Allowance ($9,021) grossed up and Foreign Tax Allow/Payments ($855,823) grossed up.

Annual Bonus:

Marco Sala’s annual bonus comprises: 50% operating income – 133% achievement; 30% net debt – 200% achievement; 20% Individual – 186.75% achievement, resulting in a 163.85% total achievement, therefore a base salary of $1,000,000 multiplied by a 150% target which results in $1,500,000 which is in turn multiplied by a 163.85% achievement which results in the annual bonus of $2,457,750.

LTIP/RSU:

Marco Sala’s LTIP represents LTIP vested in 2016 multiplied by the market value on the vesting date per share/option. The RSUs for the Non-Executive Directors represents RSUs vested in 2016 multiplied by the market value on the vesting date per share/option.

Tracey Weber was awarded RSUs for 2016 in accordance with the Remuneration Policy.

Pension:

Marco Sala’s pension includes pension, severance and social tax contributions in respect of his Italian service agreement.

Annual Reports and Accounts 2016	Page | 45

Indicative level of remuneration to be received by each Non-Executive Director

The bar chart below relates to each Non-Executive Director and shows the remuneration receivable. There is no variation in pay due to performance.

Notes:

Heather McGregor’s fees and RSUs for the financial year ending 31 December 2017 are pro-rated by reference to her appointment as a Non-Executive Director of the Company on 8 March 2017.

Pensions

Under the U.K. Government’s Workplace Pension Scheme the Executive Director is entitled to a U.K. pension. The Company offers a group personal pension plan, being a defined contribution pension plan, and will match contributions made by employees by up to 6%. Marco Sala does not currently participate in the group personnel pension plan.

According to E.U. regulations relating to Social Security, Marco Sala remains subject only to the Italian Social Security legislation with reference to his service agreement with Lottomatica.

The mandatory social security liability for pension purposes is owed by both the Company and the employee on a monthly basis. The employee contributions rate is equal to 10.19% and the employer quota is approximately 27%. The estimated retirement date for Marco Sala is in January 2027, which, in accordance with Italian regulations, could be postponed to March 2027.

As far as the contributions to the Italian integrative pension fund are concerned, Marco Sala’s contributions are levied at a rate of 3.45% on remuneration earned for his employment under the Lottomatica service agreement. The Company contributes 8.55% of such remuneration. This pension fund is structured as a contribution scheme.

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During the financial year ended 31 December 2016 there was no accrual for an Italian severance payment for Marco Sala.

Directors’ share options and share awards

The table below sets out the details of the share awards and share options under the LTIP granted from 1 January 2016 for the year ended 31 December 2016:

Director	Type of Award	Number of Shares on Grant Date	Face Value on Grant Date	Vesting
Marco Sala	Performance Shares	223,025	$4,708,058	Based on 2016, 2017 and 2018 performance. 50% in 2019 and 50% in 2020
Paolo Ceretti	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Alberto Dessy	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Marco Drago	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Lorenzo Pellicioli	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Gianmario Tondato Da Ruos	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Sir Jeremy Hanley	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Paget Alves	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Patti Hart	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
James McCann	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Vincent Sadusky	Restricted Shares	10,449	$200,000	After AGM on 22 May 2017
Philip Satre	Restricted Shares	13,061	$250,000	After AGM on 22 May 2017

Notes:

The face value of Marco Sala’s performance shares are calculated as follows: 223,025 Performance Shares = 223,025 multiplied by $21.11 (fair market value on the grant date).

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The table below sets out details of the interests of the Directors in share awards and share options which are outstanding, being only Marco Sala:

Awards Held at 1 January 2016	Granted During the Year	Date of Grant	Options Exercised / Shares Vested During the Year	Awards Held as at 31 December 2016	Exercise Price	Market Price at Grant Date	End of Performance Period	Vesting Date	Expires On
Restricted Shares
Marco Sala
78,789	1,835	26 July 2012	80,624	-	-	$16.54	2014	2015 & 2016	-
147,240	3,897	30 July 2013	54,241	55,170	-	$21.74	2015	2016 2017	-
92,568	3,779	31 July 2014	-	96,347	-	$20.29	2016	2017 2018	-
257,108	-	10 November 2015	-	257,108	-	$16.00	2017	2017 & 2018	-
250,000	-	30 November 2015	-	250,000	-	$15.53	2017	2018	-
-	223,025	26 July 2016	-	223,025	-	$21.11	2018	2019 & 2020	-
Share Options
Marco Sala
342,551	-	28 July 2011	205,529	137,022	$13.96	$13.96	2013	2014	2017
301,484	-	26 July 2012	150,744	150,740	$16.54	$16.54	2014	2015	2018
349,069	-	30 July 2013	-	251,329	$21.74	$21.74	2015	2016	2019
420,673	-	31 July 2014	-	420,673	$20.29	$20.29	2016	2017	2020
250,000	-	30 November 2015	-	250,000	$15.53	$15.53	2017	2018	2022

Notes:

Certain restricted shares are impacted by the declaration of a dividend. In the event of a declaration of a dividend and unvested restricted shares, the unvested shares are multiplied by the value of the dividend and then divided by the fair market value of such shares at that time. If such shares later vest a percentage of such shares shall be issued. Therefore the exercised amount is greater as dividends were granted as additional shares between 1 January 2016 and the vest date.

Annual Reports and Accounts 2016	Page | 48

Directors’ share interests

The table below shows the Directors’ share interests as at 31 December 2016, including shares held by connected persons.

Date	Name	Restricted Shares	Performance Shares	Share Option Grant	Total of Outstanding Options and Shares	Shares Beneficially Owned Outright
As at 31 December 2016	Marco Sala	250,000	631,650	1,209,764	2,091,414	699,387
	Philip Satre	13,061	-	-	13,061	40,378
	Lorenzo Pellicioli	10,449	-	-	10,449	81,937
	Patti Hart	10,449	-	-	10,449	123,430
	Paget Alves	10,449	-	-	10,449	12,552
	Paolo Ceretti	10,449	-	-	10,449	13,597
	Alberto Dessy	10,449	-	-	10,449	9,588
	Marco Drago	10,449	-	-	10,449	10,537
	Sir Jeremy Hanley	10,449	-	-	10,449	10,537
	James McCann	10,449	-	-	10,449	81,869
	Vincent Sadusky	10,449	-	-	10,449	21,666
	Gianmario Tondato Da Ruos	10,449	-	-	10,449	8,324

There were no changes in Directors’ interests in shares between the end of the financial year and 13 April 2017, save in respect of Marco Sala and Patti Hart, who, as at 13 April 2017 held a total of 762,765 and 95,098 ordinary shares, respectively, in the Company.

Implementation of remuneration policy for the year to 31 December 2017

For the financial year ending 31 December 2017, the Compensation Committee has decided not to increase the CEO’s salary. The results of the salary review are set out in the table below:

Director	Salary FY17	Salary FY16	Percentage Change
Marco Sala	$1,000,000	$1,000,000	0%

Notes:

Marco Sala’s salary is $1,000,000.  He is paid 70% in pounds sterling and 30% in euros. This payment arrangement will require periodic true up to ensure he is paid $1,000,000.

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Chairman fees and the fees of the other Non-Executive Directors remain unchanged from the year ended 31 December 2016. The fees of Non-Executive Directors are therefore as follows:

FY16	Chairman	Non- Executive Director Basic Fee	Vice Chairmen	Compensation Committee Chairman	Nominating and Corporate Governance Committee Chairman	Audit Committee Chairman
Fees	$150,000	$100,000	$100,000	$130,000	$120,000	$140,000

Benefits

Executive Directors will be eligible to receive selected benefits including housing allowance, life insurance, private medical care, income protection, and critical illness cover.

To the extent that any expenses relating to the performance of a Directors’ duties in carrying out business-related activities, such as travel, are classified as taxable expenses, these expenses will be reimbursed by the Company together with any associated personal tax liabilities. Under Italian law, benefits are taxed and not reimbursed by the Company.

Pension

An Executive Director is entitled to, but may opt out of, the Company’s group personal pension (being a defined contribution pension). The Company matches the Executive Director’s contribution as a percentage of salary up to the value of 6% of his salary.

STIP

The annual bonus for Executive Directors will operate in a broadly similar manner to the year ended 31 December 2016. The maximum annual bonus award will remain as 200% of target.

The Company has implemented a malus and clawback policy to which annual bonuses made to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based remuneration in addition to the circumstances set out in this policy.

The Committee reviews the performance measures and targets on an annual basis to ensure they remain appropriately aligned to the overall business strategy. The performance measures and targets do not, however, encourage excessive risk taking.

LTIP

The Compensation Committee has reviewed the performance measures and targets for the grant of an award and determined that the LTIP will operate in a broadly similar manner to the year ended 31 December 2016.

The Company has implemented a malus and clawback policy to which LTIP awards made to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based remuneration in addition to the circumstances set out in this policy.

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RSU

The Compensation Committee has reviewed the terms of the RSU agreements and has determined that RSU agreements will operate in a broadly similar manner to the year ended 31 December 2016.

Payments to past Directors and payments for loss of office

There have been no payments of money or other assets to any director of the Company who was not a director of the Company at any time during the financial year ended 31 December 2016.

There have been no payments to persons who served as a director of the Company for loss of office at any time during the financial year ended 31 December 2016.

Total remuneration of Chief Executive Officer

The table below sets out the total remuneration of the CEO, Marco Sala, for the financial year ended 31 December 2016 and the financial years ended 31 December 2015, 2014, 2013 and 2012. Please note that Marco Sala was CEO of the Company from 7 April 2015 to the year ended 31 December 2016 and remains CEO as at the date of this document. Prior to this time, Marco Sala was a director of the subsidiaries Lottomatica Holding S.r.l., Lottomatica S.p.A. and GTECH S.p.A..

2011 - 2014 (€) 2015 - 2016 ($)	2016	2015	2014	2013	2012
Salary and Benefits	2,598,463	3,139,008	1,768,256	1,727,901	1,710,893
STIP @ Maximum	3,000,000	3,000,000	1,506,714	1,506,714	1,503,358
LTIP vested as a % of max (awards actually vested in year)	72%	78%	100%	92%	66%

Notes:

Salary and Benefits:

Salary and Benefits includes base salary, fees, benefits and pension.

In 2015 the Executive Director’s benefits included a three year lump sum advance payment of a housing allowance.

LTIP/STIP:

Variable remuneration is based on maximum STIP paid/to be paid. U.K. and Italy pay is combined for 2015 and 2016.

The first year the LTIP vested is noted and performance is determined although shares are released over two years.

Percentage change in the remuneration of the Chief Executive Officer

The following table shows the percentage change in the base salary, benefits and annual bonus of the CEO between the year ended on 31 December 2016 and the previous financial year compared to the average for all employees of the Group.

Category	Executive Director	Group
Salary & Fees	-4%	1.60%
Benefits	2%	-4.45%
Annual Bonus	9%	-7.4%

Notes:

For Salary and Fees and Annual Bonus the same foreign exchange rate was used in each year to remove fluctuation due to changes in currency exchange rates.

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Total shareholder return performance graph

The chart below shows the total shareholder return (“TSR”) index for the Company as against the Russell Mid-Cap Index. The Company considers it appropriate to benchmark its performance to the Russell Mid-Cap Index due to the Company’s nature and size.

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of dividends paid and declared on ordinary shares in respect of the financial years ended 31 December 2016 and 2015.

Notes:

Total Pay:

The Company is not aware of any other extraordinary payments utilising cash flow or profit. Total Pay includes wages, benefits, STIP, LTIP, training and other personnel costs. 2016 Total Pay is calculated at the prior year’s foreign exchange rate to 2015 actual Total Pay.

Dividends and Share Buybacks:

There were no share buy-backs for the financial years ended 31 December 2016 and 2015.

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Meetings and attendance

The Compensation Committee held four meetings during the year. Attendance at the meetings is shown in the table below.

Director	Attendance Percentage
Gianmario Tondato Da Ruos (Chairman)	100%
Paget Alves	75%
Alberto Dessy	100%

External advisers

No external advisors assisted the Company with the preparation of this report.

External directorships

Executive and Non-Executive Directors are required to inform the Nominating and Corporate Governance Committee in the event that an external directorship is taken up. Salary and fees for such external appointments may be retained by the Executive and Non-Executive Directors.

Statement of voting

At the 2016 AGM, 87.80% of shareholders voted in favour of the 2016 Remuneration Report, with 12.18% voting against the resolution and 0.02% abstaining from the vote. On the Remuneration Policy, 87.78% of shareholders voted in favour of the resolution, with 12.19% voting against the resolution and 0.03% abstaining from voting.

Approval

This Directors’ Remuneration Report, including both the Directors’ Remuneration Policy and the Report on Remuneration, has been approved by the Board of Directors on 19 April 2017.

Signed on behalf of the Board of Directors by:

Gianmario Tondato Da Ruos

Chairman of the Compensation Committee

19 April 2017

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3. DIRECTORS’ REPORT

The Directors present their report and the audited financial statements for International Game Technology PLC (the “Company”) and its subsidiaries (the “Group”) for the period from 1 January 2016 to 31 December 2016. The Directors’ Report should be read in conjunction with the other sections of this Annual Reports and Accounts: the Strategic Report and the Directors’ Remuneration Report, all of which are incorporated into this Directors’ Report by reference.

General information

The Strategic Report and the notes to the financial statements contain information on the domicile and legal form of the Company, its country of incorporation and the address of its registered office.

Future developments and important events

The Strategic Report contains details of likely future developments and important events which have occurred since the end of the financial year ended 31 December 2016 affecting the Group.

Dividends

There are no recommended dividend payments for approval by shareholders for the period from 1 January 2016 to 31 December 2016. The Directors approved and paid $161,179,386 million of interim dividends for the financial year ended 31 December 2016.

As at the date of this Directors’ Report, there are sufficient distributable reserves available to pay dividends in accordance with the Companies Act 2006 (the “Act”).

Related party transactions

Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm’s length basis and are disclosed in the financial statements. Accordingly, related party transactions form part of this Directors’ Report and are set out in note 25 to the consolidated financial statements.

Directors and their interests

The directors of the Company for the financial year ended 31 December 2016 are set out below:

Marco Sala (CEO), Philip Satre (Chairman), Patti Hart (Vice-Chairman), Lorenzo Pellicioli (Vice-Chairman), Paget Alves, Paolo Ceretti, Alberto Dessy, Marco Drago, Sir Jeremy Hanley, James McCann, Vincent Sadusky and Gianmario Tondato Da Ruos.

All of the directors listed above were appointed on 7 April 2015 and remain as Directors of the Company. Tracey Weber was appointed a director of the Company on 7 April 2015 and resigned on 16 March 2016.

The Directors have interests in the Company’s ordinary shares, options held over ordinary shares or interests in share options and long term incentive plans that are detailed in the Remuneration Report that is set out in section 2 of this Annual Reports and Accounts.

Financial risk management objectives and policies

The Group’s activities expose us to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. The Group’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on our performance through ongoing operational and financial activities. We monitor and manage our exposure to such risks both centrally and at local levels, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position.

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Depending upon the risk assessment, we use selected derivative hedging instruments, including interest rate swaps and forward currency contracts for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing.

Further disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 2 to the consolidated financial statements, and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are disclosed in note 4 to the Company financial statements. The Group’s accounting policies regarding derivatives are set out in note 2 and disclosures regarding our derivatives are set out in note 8 to the consolidated financial statements.

Directors’ indemnities

In accordance with the Company’s articles of association and to the extent permitted by law, the Directors are granted a qualifying third party indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors’ and officers’ liability insurance policy throughout the financial year and continue to do so. Neither the indemnity nor the insurance provides cover in the event that a director of the Company is proven to have acted dishonestly or fraudulently.

Share capital

The issued share capital of the Company as at 13 April 2017 is $ 20,243,773.14 and £50,000, consisting of 202,435,707 ordinary shares of $0.10 each, 202,435,707 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each.

The special voting shares have rights attaching to them that are set out in the Company’s articles of association which are due to be triggered in 2018. These rights permit those shareholders who maintain their ownership of ordinary shares continuously for at least three years to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions.

The Directors are authorised to issue share capital up to an aggregate nominal amount of $185,000,000 for a period of five years from 13 March 2015. The Company currently has the authority to purchase a maximum of 20% of the aggregate issued share capital of each class of shares in the Company. This authority will expire on 28 July 2020. The Company did not purchase any of its own share capital for the financial year ended 31 December 2016.

Research and Development

The Group intends to continue investing resources toward its research and development efforts. During the financial year ended 31 December 2016 the Group spent $343.5 million on its research and development efforts. The Group’s research and development efforts cover multiple creative and engineering disciplines, including game content, hardware, electrical, systems and software for lottery, land-based gaming, online social, and online real-money applications. The Group specialises in progressive creative game development including design, math, graphics and audio. The gaming products are created primarily by employee designers, engineers, and artists, as well as third party content creators. Third party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.

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Branches

As the Group is a global business there are activities operated through many jurisdictions. In 2016 the Group operated in over 100 countries with 31 branches.

Political donations and political expenditure

During the financial year ended 31 December 2016 non-European Union (“E.U.”) subsidiaries of the Company made various forms of contributions (i.e. charitable donations, membership dues, sponsorships) to non-E.U. organisations and entities in the U.S. and Canada that have political, charitable, social welfare, trade and business sector affiliations and missions. Some of these organisations and entities have affiliations with government officials. These contributions totalled $1,370,691 in the U.S. and $3,000 in Canada. The Group has fully complied with jurisdictional reporting of these contributions and such contributions  are permissible under U.S. and Canada law.

The Group policy is that no political donations be made or political expenditure incurred outside the U.S. or Canada.

Save as set out above, neither the Company nor any of its subsidiaries during the period from 1 January 2016 to 31 December 2016:

•                        made any donations to a registered political party or other political or any independent election candidate or organisation in or outside the E.U.; or

•                        incurred any political expenditure in or outside the E.U.

Equal employment policies

The Group is committed to providing equal opportunities in employment and a work environment that values workplace diversity and respect for all employees.

It is the Group’s policy to provide equal employment opportunities for all employees and potential employees on the basis of qualification and merit, and will not permit discrimination on the basis of characteristics such as race, colour, nationality, national origin, citizenship, covered veteran status, ancestry, religion or belief or lack thereof, sex and gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, age, physical or mental disability, medical condition, genetic information, or any other legally protected characteristic in accordance with the applicable laws to which the Group is subject.

To the extent reasonably possible, the Group will make reasonable adjustments to accommodate employees with disabilities. Reasonable adjustments are available to all employees and applicants as long as the adjustment does not create undue hardship for any member of the Group and can be provided without posing a substantial safety risk to the employee or others.

The Group enforces compliance with this policy by implementing practices to execute this policy in the conduct of our business, training employees in the application of such procedures, and taking appropriate disciplinary action, up to and including termination of employment, for breach of this policy (save where prohibited by law).

Employee involvement

The Group maintains communication tools and channels that allow for the distribution of information to employees through email, social networking and print materials covering, among others, aspects such as financial and economic factors affecting the Group. The Group has an internal website that enables employees to access certain corporate information, which, in addition to providing corporate information and commercial updates, provides a platform for employees to ask anonymous questions to be answered by the senior executive team as appropriate and responses are published on the internal website.

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The Group also hosts Group-wide meetings in which employees or their representatives are consulted on a regular basis so that the views of employees can be taken into account in making decisions that are likely to affect their interests. The Group has conducted a global survey on employee engagement in 2016 which enabled employees to provide feedback, influencing employee-related programmes for implementation by the Group.

As part of encouraging employee involvement in the performance of the Group, the Group offers a performance-based share award programme for employees at a senior management level. The share award is based on a three year performance cycle, measured from the achievement of several financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability which significantly impacts overall performance of the Group.

Greenhouse gas emissions

As part of our sustainability strategy we are focused on ensuring that the Group’s business interacts with the environment in a socially responsible manner. We collect our emissions data on a Group-wide basis.

Greenhouse Gas emissions	For the year ended 31 December 2016
Combustion of fuel and operation of facilities*	24,916
Electricity, heat, steam and cooling purchased for own use**	44,689
Total emissions (tCO2e)	69,605

Notes:
*Scope I: Fuel consumption (including natural gas for heating, diesel consumption for generators, and diesel and gasoline consumption for vehicles such as company cars or small trucks) and fugitive emissions of refrigerants.

Ton CO2  eq = data (fuel consumption or refrigerants refill). Data has been collected from invoices (from refrigerants assuming each kg of refill has been a kg of fugitive emissions during the year).

**Scope II: Electricity consumption only.

Ton CO2 eq = kWh*Emission Factor. kWh have been collected from invoices.

To express this information as a ratio of the annual emissions associated with the Group’s activities based on the quantity of tonnage per thousand dollars is equal to 0.0135 (scope I and II divided by total revenues in U.S. thousand dollars).

The methodology used is based on voluntary and mandatory GHG reporting guidance issued by Defra. For fuels and operations we have utilised Defra protocol conversion factors within our reporting methodology. For GHG emissions related to electricity we have used Defra EFs, except for U.S. states for which we used state-based EPA emission factors, for Italy and countries for which the Defra EFs were not available we used TERNA and GHG Protocol EFs.

The Group’s activities are mainly related to office work: software implementation, research and development, and administrative work. Our industrial activities are printing, which takes place in Lakeland (U.S.) and in Tito Scalo (Italy) and assembling, which occurs in Reno (Nevada, U.S.).

The Group also has several environmental management systems which comply with the ISO 14001 (environmental management standards published by the International Organisation for Standardisation): in Rhode Island and Lakeland (U.S.) and Rome and Tito Scalo (Italy) and the Reno facility (Nevada, U.S.) has a certification for Leadership in Energy and Environmental Design.

Potential environmental impacts are related to:

•                        material consumption: this can be (1) an indirect impact in our assembling plant as we assemble sub-products provided by our suppliers, and (2) a direct impact in terms of paper and ink consumption in our printing activities;

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•                        energy use: (1) direct: fuel consumption for heating, company fleet (cars and small trucks) and emergency electricity supplies, and (2) indirect: electricity consumption (office, manufacturing and printing);

•                        emissions related to energy use (direct and indirect) and transportation of goods made by our service providers;

•                        waste production: our assembling process and our printing processes do not produce a significant amount of waste; generally our waste is not hazardous. It is the Group’s policy to recycle; and

•                        indirect environmental potential impacts can be significant for some processes relating to the production of the sub-products that we assemble in Reno (Nevada, U.S.) (such as chroming). The suppliers used for such processes are periodically monitored through on-site inspections in order to verify their compliance with environmental regulations.

The greenhouse gas emissions data provided for the Group for the financial year ended 31 December 2016 is incomplete. The annual amount in tons of emissions of carbon dioxide from activities for which the Group is responsible, including for fuel consumption and facility operations, refers to facilities where 85% of all the Group’s employees are located:

•                        main facilities (covering about 90% of the Group’s employees based in the U.S.) in the U.S.: fuel consumption, electricity and refrigerant gases;

•                        U.S. fleet consumption (100%) - cars and small trucks;

•                        facilities in Italy (the headquarters in Rome and all the other facilities owned or leased in Italy): fuel consumption, electricity and refrigerant gases;

•                        Italian fleet consumption;

•                        main facilities outside the U.S. and Italy: fuel consumption, electricity, refrigerant gasses and fleet consumption; and

•                        remaining data centres worldwide: electricity.

In 2016, an internal web-based tool was launched in order to collect environmental data from Group sites all over the world. The tool has enabled the collection process to be systemised and harmonised, giving a more comprehensive overview of the Group’s environmental impact. Thanks to the tool, reporting boundaries increased by more than 20% compared to last year, with more than 90 sites providing information on their environmental impact. The Group expects to enlarge its boundary year by year.

Going concern

The current activities of the Group and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Group are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Group are discussed in note 2 to the consolidated financial statements.

Having reviewed management’s forecasts, Group cash flow and net debt, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully.

Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in these Annual Reports and Accounts.

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Statement of Directors’ responsibilities

The Directors are responsible for preparing the Strategic Report, Directors’ Report, the Remuneration Report and the financial statements in accordance with applicable law and regulations.

The Act and its associated regulations require directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and the Company financial statements in accordance with International Financial Reporting Standards as adopted by the E.U. (“IFRS”). Under the Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Company and the Group for that period. In preparing these financial statements, the Directors are required to:

•                        select suitable accounting policies and then apply them consistently;

•                        make judgements and accounting estimates that are reasonable and prudent;

•      state whether applicable standards issued under U.S. GAAP have been followed for the consolidated financial statements and IFRSs have been followed for the Company financial statements, subject to any material departures disclosed and explained in the financial statements; and

•                        prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company and the Group’s transactions and disclose with reasonable accuracy the financial position of the Company and the Group at any time and enable them to ensure that the financial statements comply with the Act and, in respect of the Group financial statements, Article 4 of the Regulation (E.C.) no. 1606/2002. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The auditor and disclosure of information to the auditor

In accordance with section 418 of the Act, each of the Directors confirm that:

•                        so far as he or she is aware, there is no relevant audit information of which the Company’s auditor is unaware; and

•                        he or she has taken all the steps that he or she ought to have taken as a director in order to make him or her aware of any relevant audit information, and to establish that the Company’s auditor is aware of that information.

Independent auditor

The auditor, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the AGM.

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Approval

This Directors’ Report has been approved by the Board of Directors on 19 April 2017.

Signed on behalf of the Board of Directors by:

Marco Sala

Chief Executive Officer

19 April 2017

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4. INDEPENDENT AUDITOR’S REPORT

Independent auditors’ report to the members of International Game Technology PLC

Report on the group financial statements

Our opinion

In our opinion, International Game Technology PLC’s group financial statements (the “financial statements”):

•                  give a true and fair view of the state of the group’s affairs as at 31 December 2016 and of its profit and cash flows for the year then ended;

•                  have been properly prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP); and

•                  have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

The financial statements, included within the Annual Reports and Accounts 2016 (the “Annual Report”), comprise:

•                  the Consolidated Balance Sheet as at 31 December 2016;

•                  the Consolidated Statement of Operations and the Consolidated Statement of Comprehensive Income for the year then ended;

•                  the Consolidated Statement of Cash Flows for the year then ended;

•                  the Consolidated Statement of Shareholders’ Equity for the year then ended; and

•                  the notes to the Consolidated financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the financial statements is accounting principles generally accepted in the United States of America (US GAAP), and applicable law.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•                  the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements;

•                  the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements; and

•                  the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

In addition, in light of the knowledge and understanding of the group and its environment obtained in the course of the audit, we are required to report if we have identified any material misstatements in the Strategic Report and the Directors’ Report. We have nothing to report in this respect.

Other matters on which we are required to report by exception

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

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Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of Directors’ responsibilities set out on page 59, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) (“ISAs (UK & Ireland)”). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•                  whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed;

•                  the reasonableness of significant accounting estimates made by the directors; and

•                  the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report. With respect to the Strategic Report and Directors’ Report, we consider whether those reports include the disclosures required by applicable legal requirements.

Other matter

We have reported separately on the company financial statements of International Game Technology PLC for the year ended 31 December 2016.

Gregory Briggs (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

Uxbridge

19 April 2017

•                  The maintenance and integrity of the International Game Technology PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

•                  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Annual Reports and Accounts 2016	Page | 62

Independent auditors’ report to the members of International Game Technology PLC

Report on the company financial statements

Our opinion

In our opinion, International Game Technology PLC’s company financial statements (the “financial statements”):

•                  give a true and fair view of the state of the company’s affairs as at 31 December 2016 and of its profit and cash flows for the year then ended;

•                  have been properly prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union; and

•                  have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

The financial statements, included within the Annual Reports and Accounts 2016 (the “Annual Report”), comprise:

•                  the Company Balance sheet as at 31 December 2016;

•                  the Company Income Statement and Company Statement of Comprehensive Income for the year then ended;

•                  the Company Statement of Cash Flows for the year then ended;

•                  the Company Statement of Changes in Equity for the year then ended; and

•                  the notes to the Company financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the financial statements is IFRSs as adopted by the European Union, and applicable law.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•                  the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•                  the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements.

In addition, in light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we are required to report if we have identified any material misstatements in the Strategic Report and the Directors’ Report. We have nothing to report in this respect.

Other matters on which we are required to report by exception

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•                  we have not received all the information and explanations we require for our audit; or

•                  adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or

•                  the financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Annual Reports and Accounts 2016	Page | 63

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of Directors’ responsibilities set out on page 59, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) (“ISAs (UK & Ireland)”). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•                  whether the accounting policies are appropriate to the company’s circumstances and have been consistently applied and adequately disclosed;

•                  the reasonableness of significant accounting estimates made by the directors; and

•                  the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report. With respect to the Strategic Report and Directors’ Report, we consider whether those reports include the disclosures required by applicable legal requirements.

Other matter

We have reported separately on the group financial statements of International Game Technology PLC for the year ended 31 December 2016.

Gregory Briggs (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

Uxbridge

19 April 2017

•                  The maintenance and integrity of the International Game Technology PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

•                  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Annual Reports and Accounts 2016	Page | 64

5. FINANCIAL STATEMENTS

Annual Reports and Accounts 2016	Page | 65

International Game Technology PLC

Consolidated Balance Sheet

($ thousands, except par value and number of shares)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	294,094	627,484
Restricted cash and investments	247,222	169,101
Trade and other receivables, net	947,237	959,592
Inventories	347,494	269,982
Other current assets	424,727	423,701
Income taxes receivable	28,792	35,514
Total current assets	2,289,566	2,485,374
Systems, equipment and other assets related to contracts, net	1,199,674	1,127,518
Property, plant and equipment, net	357,841	349,677
Goodwill, net	6,810,012	6,830,499
Intangible assets, net	2,874,031	3,335,633
Other non-current assets	1,497,662	937,917
Deferred income taxes	31,376	48,074
Total non-current assets	12,770,596	12,629,318
Total assets	15,060,162	15,114,692

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,216,079	1,057,860
Other current liabilities	1,097,045	922,586
Current portion of long-term debt	77	160
Income taxes payable	28,590	30,020
Total current liabilities	2,341,791	2,010,626
Long-term debt, less current portion	7,863,085	8,334,013
Deferred income taxes	761,924	941,418
Other non-current liabilities	444,556	462,493
Total non-current liabilities	9,069,565	9,737,924
Total liabilities	11,411,356	11,748,550
Commitments and contingencies (Note 17)	—	—
Redeemable non-controlling interests	223,141	—
Shareholders’ equity:
Common stock, par value $0.10 per share; 202,285,166 and 200,244,239 shares issued and outstanding at December 31, 2016 and 2015, respectively	20,228	20,024
Additional paid-in capital	2,849,761	2,816,057
Retained earnings (deficit)	38,067	(13,271)
Accumulated other comprehensive income	160,643	194,838
Total IGT PLC’s shareholders’ equity	3,068,699	3,017,648
Non-controlling interests	356,966	348,494
Total shareholders’ equity	3,425,665	3,366,142
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	15,060,162	15,114,692

The accompanying notes are an integral part of the consolidated financial statements.

The consolidated financial statements were approved by the Board of Directors on 19 April 2017 and signed on its behalf on 19 April 2017 by:

Marco Sala

Chief Executive Officer

Company registration number: 09127533

Annual Reports and Accounts 2016	Page | 66

International Game Technology PLC

Consolidated Statement of Operations

($ and shares in thousands, except per share amounts)

	For the year ended December 31,
	2016	2015	2014
Service revenue	4,375,586	3,977,693	3,489,969
Product sales	778,310	711,363	322,342
Total revenue	5,153,896	4,689,056	3,812,311

Cost of services	2,553,479	2,417,315	2,324,043
Cost of product sales	582,358	520,343	190,454
Selling, general and administrative	945,824	795,252	413,001
Research and development	343,531	277,401	108,175
Restructuring expense	27,934	76,896	23,654
Impairment loss	37,744	12,497	2,597
Transaction expense, net	2,590	49,396	35,336
Total operating expenses	4,493,460	4,149,100	3,097,260

Operating income	660,436	539,956	715,051

Interest income	12,840	17,681	4,765
Other income (expense), net	18,365	(122,295)	(113,593)
Foreign exchange gain (loss), net	101,040	5,611	(3,786)
Interest expense	(469,268)	(457,984)	(262,220)
Total non-operating expenses	(337,023)	(556,987)	(374,834)

Income (loss) before provision for income taxes	323,413	(17,031)	340,217

Provision for income taxes	59,206	38,896	240,413

Net income (loss)	264,207	(55,927)	99,804

Less: Net income attributable to non-controlling interests	45,413	19,647	13,642
Less: Net income attributable to redeemable non-controlling interests	7,457	—	—
Net income (loss) attributable to IGT PLC	211,337	(75,574)	86,162

Net income (loss) attributable to IGT PLC per common share - basic	1.05	(0.39)	0.50
Net income (loss) attributable to IGT PLC per common share - diluted	1.05	(0.39)	0.49

Weighted-average shares - basic	201,511	192,398	173,792
Weighted-average shares - diluted	202,214	192,398	174,490

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 67

International Game Technology PLC

Consolidated Statement of Comprehensive Income

($ thousands)

	For the year ended December 31,

	2016	2015	2014
Net income (loss)	264,207	(55,927)	99,804

Other comprehensive (loss) income, before tax:

Change in foreign currency translation:
Foreign currency translation adjustments	(49,881)	60,079	62,514
Reclassification of losses to net income	118	—	—
Total foreign currency translation adjustments	(49,763)	60,079	62,514

Change in unrealized gain (loss) on cash flow hedges:
Unrealized gain (loss) on cash flow hedges	8,351	(594)	4,059
Reclassification of gain to net income	(5,218)	(244)	(640)
Total change in unrealized gain (loss) on cash flow hedges	3,133	(838)	3,419

Unrealized gain on hedge of net investment in foreign operation	—	—	1,861

Unrealized gain (loss) on available-for-sale securities	8,772	(3,046)	2,845

Unrealized (loss) gain on defined benefit plans	(682)	395	(2,055)

Share of other comprehensive loss of associate	—	—	(748)
Other comprehensive (loss) income, before tax	(38,540)	56,590	67,836

Income tax benefit (provision) related to items of other comprehensive income	4,548	(17,259)	(20,009)
Other comprehensive (loss) income	(33,992)	39,331	47,827

Total comprehensive income (loss)	230,215	(16,596)	147,631

Less: Total comprehensive income attributable to non-controlling interests	45,616	19,343	14,547
Less: Total comprehensive income attributable to redeemable non-controlling interests	7,457	—	—
Total comprehensive income (loss) attributable to IGT PLC	177,142	(35,939)	133,084

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 68

International Game Technology PLC

Consolidated Statement of Cash Flows

($ thousands)

	For the year ended December 31,
	2016	2015	2014
Operating activities
Net income (loss)	264,207	(55,927)	99,804
Adjustments for:
Amortization	492,021	410,264	148,823
Depreciation	390,448	369,564	323,729
Amortization of upfront payments to customers	116,980	107,812	126,253
Impairment loss	37,744	12,497	2,597
Stock-based payment expense	26,346	36,067	13,823
Debt issuance cost amortization	18,347	40,366	48,604
Foreign exchange (gain) loss, net	(101,040)	(5,611)	3,786
Loss on extinguishment of debt	—	73,806	88,628
Other, net	(142)	50,626	34,612
Cash flows before changes in operating assets and liabilities	1,244,911	1,039,464	890,659
Changes in operating assets and liabilities, net of acquisition:
Trade and other receivables	(23,758)	83,218	171,258
Inventories	(61,026)	72	3,620
Accounts payable	(22,855)	(53,762)	(20,184)
Other assets and liabilities	(175,385)	(282,995)	20,557
Net cash flows provided by operating activities	961,887	785,997	1,065,910

Investing activities
Upfront payments to customers	(665,260)	—	—
Capital expenditures	(557,238)	(402,634)	(335,220)
Purchases of jackpot annuity investments	(2,596)	(6,799)	—
Proceeds from jackpot annuity investments	16,565	36,215	—
Proceeds from sale of assets	185,798	230,587	1,390
Acquisition of IGT, net of cash acquired	—	(3,241,415)	—
Other	26,191	22,523	13,705
Net cash flows used in investing activities	(996,540)	(3,361,523)	(320,125)

Financing activities
Principal payments on long-term debt	(357,513)	(2,714,867)	(1,295,575)
Dividends paid	(161,179)	(209,589)	(177,608)
Return of capital - non-controlling interests	(35,407)	(30,568)	(74,441)
Dividends paid - non-controlling interests	(32,717)	(29,156)	(45,561)
Debt issuance costs paid	(10,825)	(84,859)	(23,542)
Payments for accelerated stock awards	(3,489)	(14,867)	—
Proceeds from stock options	12,699	10,672	4,641
Net receipts from (payments of) financial liabilities	30,595	(21,539)	58,911
Capital increase - non-controlling interests	40,771	9,049	7,789
Capital increase - redeemable non-controlling interests	215,684	—	—
Payments in connection with note consents	—	(29,022)	(6,773)
Payments on bridge facility	—	(51,409)	(63,999)
Payments in connection with the early extinguishment of debt	—	(79,526)	(88,628)
Payments to withdrawing shareholders	—	(407,759)	—
Proceeds from interest rate swaps	—	67,773	15,294
Proceeds from issuance of long-term debt	—	6,521,991	897,115
Treasury stock purchases	—	—	(53,160)
Acquisition of non-controlling interests	—	—	(99,726)
Other	(10,758)	(16,158)	(13,671)
Net cash flows (used in) provided by financing activities	(312,139)	2,920,166	(958,934)

Net (decrease) increase in cash and cash equivalents	(346,792)	344,640	(213,149)
Effect of exchange rate changes on cash	13,402	(34,262)	(47,753)
Cash and cash equivalents at the beginning of the period	627,484	317,106	578,008
Cash and cash equivalents at the end of the period	294,094	627,484	317,106

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 69

International Game Technology PLC

Consolidated Statement of Cash Flows

($ thousands)

	For the year ended December 31,
	2016	2015	2014
Supplemental Cash Flow Information
Upfront payments to customers	(179,197)	—	—
Equity consideration related to IGT acquisition	(76,174)	(32,879)	(17,512)
Non-cash investing activities, net	(255,371)	(961,763)	(17,512)

Dividends declared - non-controlling interests	(12,696)	—	—
Note consent fees	—	—	(34,756)
Dividends declared	—	—	(156,922)
Capital increase - non-controlling interests	—	—	14,731
Non-cash financing activities, net	(12,696)	—	(176,947)

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 70

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

Net income	—	—	—	211,337	—	211,337	45,413	256,750
Other comprehensive (loss) income, net of tax	—	—	—	—	(34,195)	(34,195)	203	(33,992)
Total comprehensive income (loss)	—	—	—	211,337	(34,195)	177,142	45,616	222,758

Capital increase	—	—	—	—	—	—	40,771	40,771
Stock-based payment expense	—	26,346	—	—	—	26,346	—	26,346
Shares issued upon exercise of stock options	96	11,687	—	—	—	11,783	—	11,783
Shares issued under stock award plans	108	(1,448)	—	—	—	(1,340)	—	(1,340)
Payment for accelerated stock awards	—	(3,489)	—	—	—	(3,489)	—	(3,489)
Return of capital	—	—	—	—	—	—	(36,197)	(36,197)
Dividends paid	—	—	—	(161,179)	—	(161,179)	(46,016)	(207,195)
Other	—	608	—	1,180	—	1,788	4,298	6,086
Balance at December 31, 2016	20,228	2,849,761	—	38,067	160,643	3,068,699	356,966	3,425,665

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 71

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

Net (loss) income	—	—	—	(75,574)	—	(75,574)	19,647	(55,927)
Other comprehensive income (loss), net of tax	—	—	—	—	39,635	39,635	(304)	39,331
Total comprehensive (loss) income	—	—	—	(75,574)	39,635	(35,939)	19,343	(16,596)

Shares issued to acquire IGT	4,532	912,725	—	—	—	917,257	—	917,257
Stock-based payment expense	—	36,067	—	—	—	36,067	—	36,067
Payment for accelerated stock awards	—	(14,867)	—	—	—	(14,867)	—	(14,867)
Escrow deposit returned-withdrawing shareholders	—	—	—	15,926	—	15,926	—	15,926
IGT stock awards attributable to purchase price	—	11,626	—	—	—	11,626	—	11,626
Shares issued upon exercise of stock options	221	10,610	—	—	—	10,831	—	10,831
Capital increase	—	—	—	—	—	—	9,049	9,049
Merger of GTECH S.p.A. into IGT PLC	(217,332)	(242,932)	460,264	—	—	—	—	—
GTECH S.p.A. shares exchanged for IGT PLC shares	15,320	(15,320)	—	—	—	—	—	—
Share issuance costs	—	(3,034)	—	—	—	(3,034)	—	(3,034)
Shares issued under stock award plans	112	(3,195)	—	—	—	(3,083)	—	(3,083)
Return of capital	—	—	—	—	—	—	(29,695)	(29,695)
Dividends paid	—	(79,869)	—	—	—	(79,869)	(28,086)	(107,955)
Treasury stock purchases	—	—	(407,104)	—	—	(407,104)	—	(407,104)
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 72

International Game Technology PLC

Consolidated Statement of Shareholders’ Equity

($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non Controlling Interests	Total Equity
Balance at December 31, 2013	215,836	2,280,907	—	210,357	108,281	2,815,381	551,926	3,367,307

Net income	—	—	—	86,162	—	86,162	13,642	99,804
Other comprehensive income, net of tax	—	—	—	—	46,922	46,922	905	47,827
Total comprehensive income	—	—	—	86,162	46,922	133,084	14,547	147,631

Capital increase	—	—	—	—	—	—	22,312	22,312
Stock-based payment expense	—	13,823	—	—	—	13,823	—	13,823
Shares issued upon exercise of stock options	409	4,734	—	—	—	5,143	—	5,143
Capital reallocation	—	—	—	3,000	—	3,000	(3,000)	—
Shares issued under stock award plans	926	(926)	—	—	—	—	—	—
Treasury stock purchases	—	—	(53,160)	—	—	(53,160)	—	(53,160)
Return of capital	—	—	—	—	—	—	(74,441)	(74,441)
Acquisition of non-controlling interests	—	—	—	(12,487)	—	(12,487)	(87,900)	(100,387)
Dividends declared	—	—	—	(156,922)	—	(156,922)	—	(156,922)
Dividends paid	—	(94,292)	—	(83,733)	—	(178,025)	(45,561)	(223,586)
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720

The accompanying notes are an integral part of the consolidated financial statements.

Annual Reports and Accounts 2016	Page | 73

Notes to the Consolidated Financial Statements

1.            Business and Basis of Presentation

International Game Technology PLC, a public limited company organized under the laws of England and Wales (the “Parent”), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole stockholder of International Game Technology, a Nevada corporation (“IGT”). GTECH acquired IGT on 7 April 2015.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC” and the “Company” refer to the business and operations of the Parent and its consolidated subsidiaries.

The Company has its principal operating facilities in Rome, Italy, Providence, Rhode Island and Las Vegas, Nevada. The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company’s state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, internet and mobile devices.

2.            Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP” or “GAAP”), as permitted by Statutory Instrument 2015 No.1675 (SI 1675), “The Accounting Standards (Prescribed Bodies) (United States of America and Japan) Regulations 2015,” and in accordance with the UK Companies Act 2006.

The Company previously prepared its consolidated financial statements for the year ended 31 December 2015 under International Financial Reporting Standards (“IFRS”).  However, during the current year the Company became eligible to apply the transitional benefit available under SI 1675, which permits the Company to prepare its statutory consolidated financial statements under US GAAP for the first four years after incorporation in the UK.

No transitional disclosures have been presented in these consolidated financial statements as the group had previously prepared and filed US GAAP consolidated financial statements with the Securities and Exchange Commission in the United States of America for the year ended 31 December 2015.

The consolidated financial statements and its accompanying notes have been extracted in their entirety from the Parent’s Annual Report on Form 20-F filed with the SEC on 19 April 2017. Certain incremental disclosures have been included to cover UK legal requirements not covered by U.S. GAAP disclosures.

The consolidated financial statements reflect the application of significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of International Game Technology PLC and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated.

Annual Reports and Accounts 2016	Page | 74

Investments in other entities that the Company has the ability to control, through a majority voting interest or otherwise, or with respect to which the Company is the primary beneficiary, are consolidated. Earnings or losses attributable to any non-controlling interests or redeemable non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statements of operations. Any investments in affiliates over which the Company has the ability to exert significant influence, but do not control and with respect to which the Company is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates for which the Company has no ability to exert significant influence are accounted for using the cost method of accounting.

A Variable Interest Entity (“VIE”)  is an entity that by design possesses the following characteristics:

•     The equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support; or

•     As a group, the holders of equity investment at risk do not possess:

1.   The power, through voting rights or similar rights, to direct the activities that most significantly impact the entity’s economic performance; or

2.   The obligation to absorb expected losses or the right to receive the expected residual returns of the entity; or

3.   Symmetry between voting rights and economic interests and where substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights (i.e., structures with non-substantive voting rights).

In determining whether the Company is the primary beneficiary of a VIE for financial reporting purposes, the Company considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether it has the obligation to absorb losses or the right to receive returns that would be significant to the VIE. The Company consolidates VIEs when it is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Company in preparing these financial statements include the timing of revenue recognition; the fair value assigned to acquired assets and assumed and contingent liabilities, associated with business combinations; expensing or capitalizing research and development costs for software development; the funding amount for Wide Area Progressive jackpot payments; minimum profit level guarantees; the assessment of legal and other contingencies; the determination of whether the Company is the primary beneficiary of a VIE, the determination of the probability of redemption of redeemable non-controlling interests, and the amount of the provision for income taxes and the valuation of deferred taxes and intangible assets, including goodwill.

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Foreign Currency Translation

The functional currency of the Company’s subsidiaries located outside of the United States are determined in accordance with authoritative guidance issued by the Financial Accounting Standards Board, or FASB. Assets and liabilities for these subsidiaries are translated at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity. The Company records gains and losses from currency transactions denominated in currencies other than the functional currency in its consolidated statement of operations.

Local currency transactions of subsidiaries located outside of the United States where the U.S. dollar is the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities are recorded in the consolidated statement of operations.

Acquisitions

The Company accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired. It further requires (1) acquisition related costs to be recognized separately from the acquisition and expensed as incurred, (2) most restructuring costs to be expensed in periods subsequent to the acquisition date and (3) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to be reflected in the provision for income taxes. The operating results of acquisitions are included in the consolidated financial statements from the date control is obtained. Acquisition and disposition related costs are included in the consolidated statement of operations within “Transaction expense, net”. Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.

The fair value of identifiable intangible assets is based on significant judgments made by the Company, including the selection of the appropriate valuation methodologies and the determination of the economic lives of the assets acquired. These estimates and assumptions are based on historical and industry experience, information obtained from management of the acquired business, and also include, but are not limited to, future expected cash flows earned from the identified intangible assets and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortized using the straight-line method over their estimated economic lives. Amortization of acquired software-related intangibles is included in cost of services and cost of product sales and amortization of other acquired intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

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Goodwill, Intangible Assets and Long-Lived Assets

Goodwill is tested for impairment annually at the reporting unit level, which is one level below or the same level as an operating segment. The Company has five reporting units as follows:

•     North America Gaming and Interactive;

•     DoubleDown;

•     North America Lottery;

•     International; and

•     Italy.

When testing goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is necessary to perform step one of a two-step annual goodwill impairment test for each reporting unit. The first step of the two-step process is to identify whether a potential impairment exists by comparing the estimated fair values of the reporting units with their respective book values, including goodwill. If the estimated fair value of the reporting unit exceeds book value, goodwill is not considered impaired, and no additional steps are necessary. If the fair value of the reporting unit is less than book value, then the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its estimated fair value. The estimate of fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit, but may require valuations of certain internally generated and unrecognized intangible assets such as software, technology, patents and trademarks. If the carrying amount of goodwill exceeds the estimated fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company also evaluates indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate impairment may exist. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount and whether the quantitative analysis is necessary. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the fair value.

The process of evaluating the potential impairment related to goodwill and indefinite-lived intangible assets is highly subjective and requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results. The Company’s annual review of goodwill and indefinite-lived intangible assets for impairment is performed as of November 1 each year. The 2016 review resulted in impairment losses of $30.0 million in the DoubleDown reporting unit for certain indefinite lived trademarks relating to the forecasted slowing of growth in the social gaming market. The 2015 review resulted in impairment losses of $9.7 million in the International segment for certain indefinite lived trademarks.

The Company evaluates long-lived assets, including identifiable intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognized when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. If an event occurs necessitating revised estimates and assumptions previously used in analyzing the value of property and equipment or finite-lived intangibles and other assets, that revision could result in a non-cash impairment loss that could have a material impact on the Company’s financial results. The Company recorded impairment losses related to long-lived assets of $7.7 million, $2.8 million and $2.6 million in 2016, 2015 and 2014, respectively.

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Fair Value of Financial Instruments

The Company applies the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, as well as those financial assets and liabilities that are not measured at fair value but for which fair value is disclosed.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. The guidance establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2: Inputs that are observable in the marketplace other than those inputs classified as Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Inputs that are unobservable in the marketplace and significant to the valuation.

Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.

For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash and investments, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Derivative Instruments

The Company uses derivative instruments to manage the impact of foreign currency exchange and interest rate changes on earnings and cash flows. The Company does not enter into derivative instruments for speculative purposes. It is the Company’s policy to negotiate the terms of the derivative to match the terms of the hedged item to maximize hedge effectiveness. Derivative instruments are recognized as either assets or liabilities on the balance sheet at fair value. Accounting for changes in the fair value of the derivative depends on the nature of the hedge and the hedge effectiveness as described further below. Derivative gains and losses are reported as operating activities within the consolidated statement of cash flows.

The Company uses foreign currency forward and option contracts to offset its exposure to the change in value of certain foreign currency denominated monetary assets and liabilities. Since these derivatives hedge existing exposures that are denominated in foreign currencies, the contracts do not qualify for hedge accounting. Accordingly, these outstanding non-designated derivatives are recognized on the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated statement of operations. These derivative contracts mature in less than 1 year.

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The Company also uses foreign currency forward and option contracts to hedge its exposure on certain forecasted foreign currency revenue and expense transactions. The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months. These derivatives are designated as cash flow hedges. All outstanding cash flow hedges are recognized on the consolidated balance sheets at fair value with the effective portion of the gain or loss recorded in accumulated other comprehensive income (loss). When the underlying hedged transaction is recognized, the effective portion of the gain or loss on the derivative instrument is reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations, in the related revenue or expense caption, as appropriate. Any ineffectiveness is recognized immediately into earnings. There was no ineffectiveness for any period presented.

The Company uses interest rate derivative instruments designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative instrument are recorded in other income or expense and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. The cash flows from these contracts are reported as operating activities in the consolidated statement of cash flows. The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortized as a reduction (addition) of interest expense over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as financing activities in the consolidated statement of cash flows.

Debt Issuance Costs and Premiums/Discounts

The Company accounts for incremental costs directly attributable to realizing the proceeds of a debt issuance and the difference between the net proceeds received upon debt issuance and the amount payable at maturity as adjustments to the carrying amount of the debt on its consolidated balance sheets. These adjustments are amortized to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term.

Revenue Recognition

The Company has two categories of revenue: Service revenue and Product sales.

Service revenue is derived from the following sources:

•     Operating contracts predominantly related to Italian contracts and certain U.S. contracts;

•     Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services;

•     Facilities Management Contracts (Hosting arrangements);

•     Interactive contracts; and

•     Post-contract customer support (“PCS”).

Product sales are derived from the following sources:

•     Sale of lottery terminals and gaming machines, including game content; and

•     Sale of lottery and gaming systems, including the licensing of proprietary software, and including implementation services.

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Revenue is recognized when all of the following conditions are met:

(i)     Persuasive evidence of an arrangement exists;

(ii)    Delivery has occurred;

(iii)   The fee is fixed or determinable; and

(iv)   Collectability is probable.

Revenues are reported net of amortization of upfront payments to customers, incentives, rebates, and discounts. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Company’s revenue, primarily revenue from the Italy segment and to a lesser extent the North America Lottery segment, is derived from operating contracts. Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In Italian arrangements whereby the Company is performing services on behalf of the government and the government is considered the Company’s customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company’s customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal.

The Company also provides sports pools and sports betting services. Under sports pools arrangements, the Company manages the sports pool whereby the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Company collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Company assumes no risk associated with sports pool wagering. The Company records revenue net of prize payouts, gaming taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities.

In sports betting contracts, the Company establishes and assumes the risks related to the odds. Under fixed odds betting, the potential payout is fixed at the time bets are placed and the Company bears the risk of odds setting. The Company is responsible for collecting the wagers, paying prizes, and paying fees to retailers. The Company retains the remaining cash as profits. Under these arrangements, the Company records revenue net, calculated as total wagers less the estimated payout for prizes, because the betting contract is considered a derivative and is required to be recorded at fair value. Taxes are recorded as contra revenue and retailer commissions are shown as expenses.

Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Under operating contracts, the Company is generally required to pay upfront license fees. When such upfront payments are made to the Company’s customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the license term.

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Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots.

Fees earned under gaming operations are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Facilities management contracts

Under facilities management contracts, the Company constructs, installs, operates and retains ownership of the online system. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from the customer based on a percentage of sales.

Fees earned under facilities management contracts are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Interactive Contracts

Interactive revenues are principally generated from online social gaming and online real-money products and services (“IGTi”).

Social gaming revenues are generated from the sale of virtual casino chips to players in the online DoubleDown Casino that can be used for additional play or game enhancements. Revenues from player purchases are recognized ratably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook, Apple and Google on a revenue participation basis are recorded within cost of services.

IGTi revenues are generated from online real-money gaming solutions offerings, which encompass gaming systems infrastructure, applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above.

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Post-Contract Customer Support (“PCS”)

Product sales contracts generally include PCS, which includes telephone support, software maintenance, software support, professional services, and in some scenarios the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Fees earned under PCS contracts are generally recognized as revenue in the period earned (i.e., over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Product Sales

Product sales are derived from the following types of arrangements:

Sale of Lottery Terminals and Sale of Gaming Machines, including Game Content

These arrangements include the sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Company’s credit terms are predominantly short-term in nature. The Company also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below.

System Sales (Lottery and Gaming)

System Sale arrangements typically include multiple elements, where the Company constructs, sells, delivers and installs a turnkey system (inclusive of point of sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Company is in breach of the contract. Such arrangements include non-software elements, software, professional services, and PCS in the form of maintenance and software support arrangements. Amounts due to the Company and costs incurred by the Company in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated statement of operations and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to PCS provided subsequent to customer acceptance are classified as service revenue in the consolidated statement of operations in the period earned.

Multiple Element Arrangements

The Company uses multiple element guidance for both service arrangements and product sale arrangements. In some scenarios, all deliverables are considered one unit of accounting (i.e., facilities management contracts where the Company provides software as a service), while other arrangements contain multiple elements that can be separated into distinct deliverables. When arrangements contain multiple elements, including software and non-software components, the Company allocates revenue to each category based on a selling price hierarchy. Allocation of revenue to software and non-software components is based on either vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

•     VSOE of selling price is based on the net price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. VSOE for post-contract support and professional service hours may also be determined based on renewal rates, if available, provided that the renewal rates are substantive.

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•     TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similar customers. However, as the Company’s products contain a significant element of proprietary technology and the Company’s solutions offer different features and functionality, the comparable pricing of third-party products with similar functionality typically cannot be obtained.

•     BESP is established considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios cost for each deliverable plus reasonable margin is used as management’s best estimate.

In scenarios where the Company’s products include hardware containing required software that function together to provide the essential functionality of the product, the Company considers both the hardware and required software as “non-software deliverables” and has therefore concluded that such arrangements are not subject to the industry-specific software revenue recognition guidance. The Company recognizes revenue for these arrangements based on Accounting Standards Codification (“ASC”) 605, Revenue Recognition, and allocates the arrangement consideration based on the relative selling price of the deliverables. In scenarios where the Company’s products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognized based on when the revenue recognition criteria is met (i.e., shipment, delivery and/or acceptance) and the software revenue is recognized under the software revenue recognition guidance provided under ASC 985, Software.

If there are multiple deliverables within the software and non-software categories, revenue is first allocated between the software pool of deliverables and the non-software pool of deliverables on a relative fair value basis. Thereafter, revenue for each pool is further allocated as follows:

•     Non-software components: Revenue is further allocated to each separate unit of accounting using the relative selling prices of each deliverable in the priority order described above. However, revenue is only recognized if the unit of accounting has stand-alone value. A deliverable is considered to have stand-alone value if (a) it has value to the customer on stand-alone basis, and (b) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control.

•     Software components: If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software category as a group is then allocated to each software deliverable using VSOE, provided the deliverable has stand-alone value. If VSOE is not available for all deliverables, then the Company uses the residual method when VSOE of fair value of the undelivered items exists. If VSOE of one or more undelivered software items does not exist, then all the software deliverables are considered one unit of accounting. Revenue is deferred and recognized at the earlier of (i) delivery of those elements or (ii) when fair value can be established for the undelivered elements, unless PCS is the only undelivered element, in which case, the entire software category allocated consideration is recognized ratably over the service period.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on-hand, and short-term highly liquid investments with a maturity of ninety days or less. Cash equivalents are stated at fair value.

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Allowances for Trade Receivables and Customer Financing Receivables

The Company maintains an allowance for credit losses for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is based upon the credit-worthiness of the Company’s customers, historical experience, the age of the receivable, as well as current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

The Company’s customer financing receivables portfolio is composed of two classes, contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are typically secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance.

Inventories

Inventories are stated at the lower of cost (under the first in, first out method) or market, not in excess of net realizable value.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net

The Company has two principal types of fixed assets (collectively, “Fixed Assets”):

•     Systems, equipment and other assets relating to contracts (“Contract Assets”) principally composed of:

▪                   Gaming assets

▪                   Lottery assets

•     Property, plant and equipment (“Non-Contract Assets”)

Contract Assets are assets that primarily support the Company’s operating contracts and facilities management contracts. Non-Contract Assets are assets the Company uses internally primarily in manufacturing, selling, general and administration, research and development and commercial service applications not associated with contracts.

Fixed Assets are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences upon placing the asset in service and is recognized on a straight-line basis over the estimated useful lives of the assets.

The Company depreciates Fixed Assets over their estimated useful lives. The estimated useful life and salvage value are assigned to these assets based on historical information and future expectations.

The estimated useful lives for Contract Assets depends on the type of actual cost, which is principally composed of three categories:

•     Lottery hard costs (for example: terminals, mainframe computers, communications equipment); and

•     Lottery soft costs (for example: software development costs represented by internal personnel costs); and

•     Commercial gaming machines.

Lottery hard costs are depreciated over the base term of the contract plus extension years as defined in the contract, but generally not to exceed 10 years. Lottery soft costs are depreciated over the base term of the contract, but generally not to exceed 10 years. Commercial gaming machines are generally depreciated over three to five years.

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The estimated useful lives for property plant and equipment are generally 40 years for buildings and five to 10 years for furniture and equipment.

Fixed Assets are derecognized upon disposal or when no future economic benefits are expected from the assets’ use or disposal. Any gain or loss arising on disposal of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations when the asset is derecognized. The residual values, useful lives and methods of depreciation are reviewed, at a minimum, at each financial year end and adjusted prospectively if appropriate. Fixed Assets carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Leasehold improvements are depreciated over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Repair and maintenance costs, including planned maintenance, are expensed as incurred.

Research and Development and Capitalized Software Development Costs

Research and development (“R&D”) costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants, facilities related costs, material costs, depreciation and travel.

Costs incurred in the development of the Company’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Material software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products’ estimated economic life.

Costs incurred in the development of software to be used only for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred in the development of software to be used only for internal use are capitalized as internal-use software and amortized over the useful life to selling, general and administrative expenses. Certain eligible costs incurred specific to customer contracts are deferred and amortized over the contracts’ estimated economic life as cost of services or product sales.

Jackpot Accounting

The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of services. Changes in estimates for WAP jackpot liabilities and expense are attributable to regular analysis and evaluation of the following factors:

•     Variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth);

•     Volume (number of WAP units in service and levels of play or coin-in per unit);

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•     Interest rate movements (higher rates cause lower jackpot expense; lower rates cause higher jackpot expense); and

•     Startup amount (the size of base WAP jackpots at initial setup or after a jackpot is won).

The Company’s WAP jackpots are generally payable in equal annual installments over 20 to 26 years or immediately in the case of instant win systems. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are composed of payments due previous winners, as well as amounts due future winners of WAP jackpots not yet won. Liabilities due previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e., treasury rate) at the time of the jackpot win.

Liabilities due future winners are recorded at the present value of the estimated amount of WAP jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates (prime, treasury, or agency, as applicable), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Restricted Cash and Investments

The Company is required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. In certain cases regulators have allowed for surety bonds or letters of credit in lieu of restricted cash. Restricted amounts are based primarily on the WAP jackpot amount displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investment or assurance requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for interactive online player deposits, as well as collections on factored and serviced receivables not yet paid through to the third-party owner.

Jackpot Annuity Investments

In December 2015, the Company initiated a plan to sell jackpot annuity investments previously held-to-maturity for funding jackpot payments to previous winners, and instead satisfy funding assurance requirements through surety bonds or letters of credit where allowed by regulators. Accordingly, the remaining jackpot annuity investments, composed of discounted qualifying U.S. Treasury or agency securities, are classified as available-for-sale investments and carried at fair value with unrealized gain/loss recorded in other comprehensive income.

WAP Systems Interest

Interest income accretion on jackpot annuity investments is offset by interest expense accretion on previous winner liabilities. When the jackpot liability is funded by annuity investments, WAP interest income and expense accretes at approximately the same rate. When the jackpot liability is instead guaranteed by surety bonds or letters of credit and funded from operating cash flows, there is no WAP interest income accretion. WAP interest expense varies depending on the amount of jackpots won and the number of winners electing periodic payments. In addition to accretion, WAP interest income includes earnings on other cash and short-term investments held for WAP operations.

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Advertising

Advertising costs are expensed as incurred. Advertising expense was $151.6 million, $130.1 million and $126.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Contingencies

The Company accounts for claims and contingencies in accordance with authoritative guidance that requires the Company to record an estimated loss from a claim or loss contingency when information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. If the Company determines that it is reasonably possible but not probable that a liability has been incurred or if the amount of a probable loss cannot be reasonably estimated, then in accordance with the authoritative guidance, the Company discloses the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires the Company to use judgment. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. The Company expenses legal costs as incurred.

Redeemable non-controlling interests

Upon issuance, redeemable non-controlling interests are generally recorded at fair value. Subsequent to issuance redeemable non-controlling interests are reported at their redemption value no later than the date they become redeemable by the holder.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date.

Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for taxes line of the consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Deferred income taxes have not been provided on the majority of undistributed earnings of international subsidiaries as the majority of such earnings are indefinitely reinvested by the Company.

Annual Reports and Accounts 2016	Page | 87

Earnings Per Share

Basic earnings per share of common stock is computed by dividing net income attributable to IGT PLC by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of bank deposits, short and long-term investments, accounts receivable, customer financing receivables and foreign currency exchange contracts. Deposits held with banks in the United States may exceed the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance provided on such deposits. Deposits held with banks outside the United States generally do not benefit from FDIC insurance. The majority of the Company’s day-to-day banking operations globally are maintained with major, financially sound counterparties with high-grade credit ratings, and the Company limits its exposure to any one counterparty.

The Company provides credit to customers in the normal course of business. Credit is extended to new customers based on checks of credit references, credit scores and industry reputation. Credit is extended to existing customers based on prior payment history and demonstrated financial stability. The credit risk associated with accounts receivable and customer financing receivables is generally limited due to the large number of customers and their geographic dispersion. The Company establishes an allowance for the estimated uncollectible portion of accounts receivable and customer financing receivables. Product sales are generally dispersed among a large number of customers, minimizing the reliance on any particular customer or group of customers.

The counterparties to the Company’s foreign currency exchange contracts consist of a number of major financial institutions. In addition to limiting the amount of contracts the Company enters into with any one party, the Company monitors the credit quality of the counterparties on an ongoing basis.

The Company purchases or licenses many sophisticated components and products from one or a limited number of qualified suppliers. If any of the Company’s suppliers were to cancel or materially change contracts or commitments with the Company or fail to meet the quality or delivery requirements needed to satisfy customer orders for the Company’s products, the Company could lose customer orders. The Company attempts to minimize this risk by finding alternative suppliers or maintaining adequate inventory levels.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost as expense, net of estimated forfeitures, over the vesting period. For awards that contain only a service vesting feature, the Company recognizes compensation cost on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, the Company recognizes compensation cost on a graded-vesting basis over the awards’ expected vesting period.

Annual Reports and Accounts 2016	Page | 88

New Accounting Standards - Adopted

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amended guidance requires: (i) recognition of all excess tax expense or benefit in the consolidated statement of operations in the reporting period in which they occur; (ii) excess tax benefits to be classified along with other income tax cash flows as an operating activity in the statement of cash flows; (iii) cash paid by directly withholding shares for tax withholding purposes be classified as a financing activity in the statement of cash flows. The amended guidance also allows companies to repurchase more of an employee’s vesting shares for tax withholding purposes without triggering liability accounting and to make an accounting policy election to either estimate the number of awards that are expected to vest, consistent with current GAAP, or account for forfeitures when they occur. The amended guidance is effective for the Company in the first quarter of 2017, with early adoption permitted in any interim or annual period.

The amended guidance was early adopted in the fourth quarter of 2016, requiring the Company to reflect any adjustments to the consolidated statement of operations at January 1, 2016, the beginning of the annual period. The primary impact of adoption was the recognition of excess tax benefits in the provision for income taxes rather than additional paid-in capital for all periods in 2016. Additional amendments to the accounting for income taxes and minimum statutory withholding tax requirements had no impact to retained earnings at January 1, 2016, where the cumulative effect of these changes are required to be recorded. The Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40). The amended guidance defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amended guidance is effective for the Company in 2016, with early adoption permitted. The amended guidance was adopted in the fourth quarter of 2016 and did not have a material effect on the Company’s consolidated financial statements or disclosures.

New Accounting Standards - Not Yet Adopted

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. In accordance with the amended guidance, the Company will perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment charge will be recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The amended guidance is effective for the Company in the first quarter of 2020 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017, and must be applied prospectively. The Company is currently evaluating the impact and timing of adopting this guidance.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amended guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amended guidance is effective for the Company in the first quarter of 2018 with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance.

Annual Reports and Accounts 2016	Page | 89

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amended guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of the Company’s operating leases, where the Company is the lessee, to be recognized on its consolidated balance sheet. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The amended guidance is effective for the Company in the first quarter of 2019 with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance.

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), Revenue from Contracts with Customers. The amended guidance, combined with all subsequent amendments (collectively “ASU 2014-09”), outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. ASU 2014-09 supersedes existing revenue recognition guidance under GAAP, including industry-specific guidance, and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under ASU 2014-09, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in the first quarter of 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the method of adoption and impact of adopting this guidance, the effects of which are not currently reasonably estimable. Upon adoption, the Company anticipates increased revenue disclosures such as disclosures about variable consideration, contract assets, performance obligations, recognition over time versus at a point-in-time, and when the Company’s customers control the goods or services delivered.

3.            Acquisitions

The acquisition of IGT was completed on April 7, 2015 (the “Acquisition Date”). IGT is a global gaming company specializing in the design, development, manufacture and marketing of casino-style gaming equipment, systems technology and game content across multiple platforms — land-based, online real money and social gaming. The acquisition of IGT established the Company as the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities in global gaming markets. The Company combines best-in-class content, operator capabilities, and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services.

Total acquisition consideration of $4.545 billion consisted of $3.616 billion cash consideration and $0.929 billion equity consideration. Consistent with the terms of the transaction, equity consideration was determined based on the average of the volume-weighted average prices of GTECH common shares on the Italian Stock Exchange, converted to the U.S. dollar equivalent, for 10 randomly selected days within the period of 20 consecutive trading days ending on the second full trading day prior to the Acquisition Date. Under the terms of the transaction, IGT shareholders received 45.3 million common shares of the Parent, and IGT employees received 1.4 million restricted stock units. The Company utilized the closing stock price immediately prior to the merger and the number of shares issued to determine the fair value of the consideration.

Annual Reports and Accounts 2016	Page | 90

Equity consideration included the fair value of shares vested and outstanding immediately prior to the Acquisition Date of $917.3 million and the portion of outstanding restricted stock units deemed to have been earned as of the Acquisition Date of $11.6 million. The portion of outstanding restricted stock units deemed not to have been earned as of the Acquisition Date of $16.2 million were expensed over the remaining future vesting period.

The transaction was accounted for as a business combination using the acquisition method of accounting. This method requires that the assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date. In 2016, adjustments were made to finalize the fair value of tax assets and liabilities. The following table summarizes the final allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the Acquisition Date.

($ thousands)
Purchase Price Allocation:
Cash consideration	3,616,410
Equity consideration	928,884
Total purchase price	4,545,294

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	374,995
Restricted cash	56,656
Trade and other receivables	237,488
Inventories	95,562
Other current assets	361,003
Systems, equipment and other assets related to contracts	126,524
Property, plant and equipment	336,044
Intangible assets	2,960,000
Other non-current assets	628,620
Deferred income tax assets	246,953
Accounts payable	(75,814)
Other current liabilities	(379,968)
Long-term debt, less current portion	(1,937,942)
Deferred income tax liabilities	(1,069,833)
Other non-current liabilities	(360,335)
1,599,953
Goodwill	2,945,341

Goodwill recognized as a result of the acquisition is not deductible for tax purposes.

The cash outflow associated with the IGT acquisition is summarized as follows:

($ thousands)
Cash payment for IGT shares outstanding	3,572,968
Cash payment for IGT employee stock awards	43,442
3,616,410
Less cash acquired	(374,995)
Net cash outflow	3,241,415

Annual Reports and Accounts 2016	Page | 91

The fair values of acquired intangible assets as of the Acquisition Date along with the weighted-average useful lives over which the finite-lived intangibles are being amortized on a straight-line basis (which approximates their economic use) are as follows:

($ thousands)	Fair Value	Weighted Average Useful Life in Years

Customer relationships	1,715,000	14.8
Game library	360,000	2.5
Corporate trademarks	340,000	Indefinite
Computer software	275,000	9.4
Developed technologies	180,000	3.8
Product trademarks	90,000	7.3
	2,960,000

In 2016, the Company recorded an impairment loss of $30.0 million related to certain of the acquired corporate trademarks.

The Company incurred $1.7 million, $49.4 million and $44.0 million of legal, accounting and other professional fees and expenses in 2016, 2015 and 2014, respectively, related to the IGT acquisition. These expenses are included in the consolidated statement of operations in the line item entitled “Transaction expense, net”.

The Company’s consolidated financial statements for the year ended December 31, 2015 include IGT’s results of operations from April 7, 2015 through December 31, 2015. Revenue and operating loss attributable to IGT during this period total $1.346 billion and $45.4 million, respectively. The $45.4 million operating loss includes $276.0 million of acquired intangible assets amortization, which are a direct result of the IGT acquisition.

The following unaudited, pro forma financial information presents the combined results of operations as if the acquisition had been completed on January 1, 2014, the beginning of the comparable prior annual period. This pro forma information is provided for illustrative purposes only and is not necessarily indicative of the results that would have been obtained if the acquisition had occurred on the date assumed or that may occur in the future, and does not reflect synergies, integration costs, or other such costs or savings.

	For the year ended December 31,
($ thousands)	2015	2014

Revenue	5,105,159	5,779,872
Net (loss) income	(61,946)	67,720

This pro forma financial information is based on historical results of operations adjusted for:

(i)   amortization of the fair value of intangible assets acquired;

(ii)  interest expense reflecting the changes to the Company’s debt structure directly attributable to the acquisition;

(iii) non-recurring transaction expenses and debt extinguishment costs directly attributable to the acquisition; and

(iv) the associated tax impact of these pro forma adjustments at an average rate of 32.0%.

Annual Reports and Accounts 2016	Page | 92

The pro forma results for 2015 presented above exclude $49.4 million of pre-tax transaction expenses and $36.5 million of pre-tax debt extinguishment costs recognized on the consolidated statement of operations.

The pro forma results for 2014 presented above exclude $44.0 million of pre-tax transaction expenses recognized in the consolidated statement of operations.

4.            Trade and Other Receivables, net

Trade and other receivables, net are recorded at cost.

	December 31, 2016
	Trade and other receivables
($ thousands)	Gross	Allowance for credit losses	Net

Trade receivables	991,556	(58,884)	932,672
Related party receivables (Note 25)	12,638	—	12,638
Sales-type lease receivables	1,927	—	1,927
	1,006,121	(58,884)	947,237

	December 31, 2015
	Trade and other receivables
($ thousands)	Gross	Allowance for credit losses	Net

Trade receivables	1,013,330	(76,137)	937,193
Related party receivables (Note 25)	20,727	—	20,727
Sales-type lease receivables	1,672	—	1,672
	1,035,729	(76,137)	959,592

The following table presents the activity in the allowance for credit losses related to trade receivables:

	December 31,
($ thousands)	2016	2015	2014

Balance at beginning of year	(76,137)	(91,819)	(99,657)
Provisions, net	(13,594)	(18,883)	(14,655)
Amounts written off as uncollectible	29,289	25,703	14,310
Foreign currency translation	1,558	9,263	11,695
Other	—	(401)	(3,512)
Balance at end of year	(58,884)	(76,137)	(91,819)

Annual Reports and Accounts 2016	Page | 93

In 2014 and 2013, the Company entered into two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, related to the Italy segment. These receivables have been derecognized from the Company’s consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for Scratch & Win and Commercial Services, respectively. At December 31, 2016 and 2015, the following receivables had been sold:

	December 31, 2016		December 31, 2015
(in thousands)	euro	$	euro	$

Scratch & Win	144,625	152,449	179,904	195,862
Commercial services	59,334	62,544	60,265	65,611
	203,959	214,993	240,169	261,473

5.            Inventories

	December 31,
($ thousands)	2016	2015

Raw materials	161,911	110,367
Work in progress	39,744	56,841
Finished goods	145,839	102,774
	347,494	269,982

6.            Other Assets

Other current assets

	December 31,
($ thousands)	2016	2015

Customer financing receivables, net	109,773	137,136
Other receivables	104,689	102,585
Prepaid royalties	65,375	53,293
Prepaid expenses	36,838	33,710
Jackpot investments	693	26,690
Other	107,359	70,287
	424,727	423,701

Annual Reports and Accounts 2016	Page | 94

Other non- current assets

	December 31,
($ thousands)	2016	2015

Italian Lotto license fee, net	804,142	—
Scratch & Win license fee, net	257,669	362,900
New Jersey license fee, net	95,222	102,841
Other license fees, net	30,306	32,842
License fees, net	1,187,339	498,583

Prepaid royalties	138,314	156,479
Customer financing receivables, net	53,962	62,709
Jackpot investments	3,491	124,809
Other	114,556	95,337
	1,497,662	937,917

The license fees are being amortized as follows:

License Fee	Contract Term	Amortization Start

Italian Lotto	9 years	December 2016
Scratch & Win	9 years	October 2010
New Jersey	15 years, 9 months	October 2013

At December 31, 2016, $29.2 million of certain outstanding customer financing receivables were sold  on a non-recourse basis.

The allowance for customer financing receivables, net are as follows:

	December 31, 2016
		Allowance for
($ thousands)	Gross	credit losses	Net

Current	114,677	(4,904)	109,773
Non-current	56,914	(2,952)	53,962
	171,591	(7,856)	163,735

	December 31, 2015
		Allowance for
($ thousands)	Gross	credit losses	Net

Current	140,681	(3,545)	137,136
Non-current	63,052	(343)	62,709
	203,733	(3,888)	199,845

Annual Reports and Accounts 2016	Page | 95

The following table presents the activity in the allowance for credit losses related to customer financing receivables, net:

	December 31,
($ thousands)	2016	2015

Balance at beginning of year	(3,888)	—
Provisions, net	(4,481)	(3,706)
Amounts written off as uncollectible	—	20
Foreign currency translation	513	(59)
Other	—	(143)
Balance at end of year	(7,856)	(3,888)

7.            Fair Value of Financial Assets and Liabilities

Financial assets and liabilities carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value at December 31, 2016 and 2015:

	December 31, 2016
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Restricted Investments	46,718	46,718	—	—	46,718

Derivative Assets:
Foreign Currency Forward Contracts	8,339	—	8,339	—	8,339
Interest Rate Swaps	1,079	—	1,079	—	1,079

Jackpot Investments	4,184	4,184	—	—	4,184
Available for Sale Investments	12,666	12,666	—	—	12,666

Derivative Liabilities:
Foreign Currency Forward Contracts	126	—	126	—	126
Interest Rate Swaps	13,709	—	13,709	—	13,709

Annual Reports and Accounts 2016	Page | 96

	December 31, 2015
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Restricted Investments	43,426	43,426	—	—	43,426

Derivative Assets:
Foreign Currency Forward Contracts	5,002	—	5,002	—	5,002
Interest Rate Swaps	1,963	—	1,963	—	1,963

Jackpot Investments	151,499	151,499	—	—	151,499
Available for Sale Investments	7,250	7,250	—	—	7,250

Derivative Liabilities:
Foreign Currency Forward Contracts	750	—	750	—	750
Interest Rate Swaps	8,958	—	8,958	—	8,958

Valuation Techniques and Balance Sheet Presentation

Restricted investments are primarily composed of publicly-traded foreign government and corporate bonds and mutual investment funds, and were valued using quoted market prices. Restricted investments are presented in restricted cash and investments in the consolidated balance sheet.

Foreign currency forward contracts were calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Foreign currency forward contracts are presented as current assets and current liabilities in the consolidated balance sheet.

Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as current assets and non-current liabilities in the consolidated balance sheet.

Jackpot investments were valued using quoted market prices. Jackpot investments are presented as other current and non-current assets in the consolidated balance sheet.

Available-for-sale investments were valued using quoted market prices. Available-for-sale investments are presented as other non-current assets in the consolidated balance sheet.

Annual Reports and Accounts 2016	Page | 97

Financial assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities not measured at fair value at December 31, 2016 and 2015:

	December 31, 2016
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Customer financing receivables, net	163,735	165,241	—	—	165,241	165,241	1,506
Available-for-sale investments	14,838	14,838	—	—	14,838	14,838	—
Jackpot liabilities	299,042	291,026	—	—	291,026	291,026	8,016
Debt	7,872,285	8,415,890	—	8,415,890	—	8,415,890	(543,605)

	December 31, 2015
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Customer financing receivables, net	199,845	199,845	—	—	199,845	199,845	—
Available-for-sale investments	13,232	13,232	—	—	13,232	13,232	—
Jackpot liabilities	337,243	329,923	—	—	329,923	329,923	7,320
Debt	8,343,368	8,176,986	6,450,306	1,726,680	—	8,176,986	166,382

Valuation Techniques and Balance Sheet Presentation

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates (ranging from 4.30% to 13.10%) relative to the credit risk of each customer region. Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are typically secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The higher risk rate categories include most of the Company’s development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. Customer financing receivables, net are presented as other current and non-current assets in the consolidated balance sheet.

Available-for-sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the consolidated balance sheet.

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and nonperformance credit risk. Expected annuity payments over one to 25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.45%) for the estimated funding rate and the 10-year credit default swap rate (2.13%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (0.85%) with the 1-year credit default swap rate (0.18%) for the current amounts and the 2-year treasury yield curve rate (1.20%) with the 2-year credit default swap rate (0.35%) for non-current amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in non-performance credit risk. Jackpot liabilities are presented as other current and non-current liabilities in the consolidated balance sheet.

Annual Reports and Accounts 2016	Page | 98

Debt is predominantly level 1 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Revolving facilities and term loans with variable interest rates are level 2 and valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustments.

8.   Derivatives

The Company uses selected derivative hedging instruments, including principally foreign currency forward contracts and interest rate swaps, for the purposes of managing currency risks and interest rate risk arising from its operations and sources of financing.

Cash flow hedges

The gross notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2016 and 2015 was $120.9 million and $4.7 million, respectively.

Net realized and unrealized gains and losses from foreign currency cash flow hedges included in other comprehensive income at December 31, 2016 and 2015 was $8.1 million and $(0.5) million. The amount retained in other comprehensive income at December 31, 2016 is expected to mature and affect the consolidated statement of operations in 2017.

Fair value hedges

In September 2015, the Company executed $625 million notional amount of interest rate swaps (“swaps”) that effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 from fixed interest rate debt to variable rate debt. Under the terms of these swaps, the Company is required to make variable rate interest payments based on six-month LIBOR plus a fixed spread, collectively ranging between 5.65% and 5.77% at December 31, 2016, and will receive fixed rate interest payments from its counterparties based on a fixed rate of 6.25%. The LIBOR rate resets semiannually on February 15 and August 15. Settlement of the net amount of interest receivable or payable under the swaps occurs semiannually on February 15 and August 15. The swaps terminate in February 2022.

The Company held interest rate swaps exchanging fixed rate interest payments for variable rate interest payments (described below) that were designated fair value hedges against changes in the fair value portion of the respective notes. Net amounts receivable or payable under the swaps settled semiannually on June 15 and December 15 of each year.

Swaps related to the 7.500% Senior Secured Notes due 2019 included $250 million notional amounts with a variable rate based on one-month LIBOR plus 342 bps, and $250 million notional amounts with a variable rate based on six-month LIBOR plus 409 bps. Both swaps carried a termination date of June 15, 2019.

Swaps related to the 5.500% Senior Secured Notes due 2020 totaled $300 million notional amount with a variable rate based on the six-month LIBOR plus 186 bps with a termination date of June 15, 2020.

In conjunction with the tender in April 2015 of $175.9 million principal of 5.500% Senior Secured Notes due 2020, $175.9 million notional amount of related interest rate swaps were canceled. The Company received cash proceeds of $13.0 million from the swap counterparties upon settlement in May 2015. The remaining $124.1 million notional amount of interest rate swaps equaled the remaining outstanding principal of the 5.500% Senior Secured Notes due 2020.

Annual Reports and Accounts 2016	Page | 99

In September 2015, all remaining swaps related to the 7.500% Senior Secured Notes due 2019 and 5.500% Senior Secured Notes due 2020 with a collective notional amount of $624 million were canceled. The Company received cash proceeds of $59.0 million from the swap counterparties, which reduced the swap fair value adjustment asset and interest receivable to zero. However, in accordance with hedge accounting requirements, a swap fair value adjustment to debt remained to be amortized as a reduction to interest expense over the remaining debt life. The balance of the swap fair value adjustment was $0.9 million and $1.3 million at December 31, 2016 and December 31, 2015, respectively.

At December 31, 2014, the Company did not hold any fair value hedges. The €150 million ($182.1 million at the December 31, 2014 exchange rate) notional amount of swaps, which were designated as hedges of fixed interest rates on the 5.375% Senior Notes due 2016 were settled in December 2014, in connection with the redemption of those notes, resulting in a $10.1 million gain.

Derivatives not designated as hedging instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2016 and 2015 was $364.5 million and $352.6 million, respectively.

Presentation of Derivative Amounts

All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of swaps’ interest receivable and payable, as applicable.

Balance Sheet Location and Fair Value

	At December 31,
	2016		2015
($ thousands)	Assets	Liabilities	Assets	Liabilities

Fair Value Hedges: Interest Rate Swaps
Non-current financial liabilities	—	13,709	—	8,958
Long-term debt	—	(9,123)	—	(9,195)
Gross Derivatives	—	4,586	—	(237)

Non-Designated Hedges: Foreign Currency Contracts, net
Current financial assets	4,965	—	4,829	—
Current financial liabilities	—	126	—	750

Cash Flow Hedges: Foreign Currency Contracts, net
Current financial assets	3,374	—	173	—

Counterparty Netting: Swap Interest
Current financial assets:
Interest due from counterparty	1,079	—	1,963	—
Net Derivatives	9,418	4,712	6,965	513

Annual Reports and Accounts 2016	Page | 100

Income Statement Location and Income (Expense)

	For the year ended December 31,
($ thousands)	2016	2015	2014

Fair Value Hedges: Interest Rate Swaps
Effectiveness - Contra interest expense	—	—	4,885
Ineffectiveness - Contra interest expense	—	—	421
Effectiveness - Other income	(540)	1,646	—
Ineffectiveness - Other income	(1,280)	232	—

Non-Designated Hedges: Foreign Currency Contracts, net
Realized gains (losses) - Foreign exchange gain (loss), net	16,873	(16,651)	(33,430)

Cash Flow Hedges: Foreign Currency Contracts, net
Realized gains - Service revenue	5,218	244	640

9.   Systems, Equipment and Other Assets Related to Contracts, net

	December 31,
($ thousands)	2016	2015

Land	574	590
Buildings	121,572	110,049
Terminals and systems	2,652,742	2,574,369
Furniture and equipment	172,666	177,425
Contracts in progress	169,367	92,356
	3,116,921	2,954,789
Accumulated depreciation	(1,917,247)	(1,827,271)
	1,199,674	1,127,518

The Company capitalized $1.5 million and $1.1 million of borrowing costs in 2016 and 2015, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 5.6% and 5.1% for 2016 and 2015, respectively, which was the effective interest rate of all borrowings.

10. Property, Plant and Equipment, net

	December 31,
($ thousands)	2016	2015

Land	18,787	18,829
Buildings	219,416	218,903
Furniture and equipment	234,458	230,267
Construction in progress	36,353	12,457
	509,014	480,456
Accumulated depreciation	(151,173)	(130,779)
	357,841	349,677

Annual Reports and Accounts 2016	Page | 101

11.    Goodwill, net

Changes in the carrying amount of goodwill, net, consist of the following for 2016 and 2015:

	North America Gaming and	North America
($ thousands)	Interactive	Lottery	International	Italy	Total
Balance at December 31, 2014	210,700	1,069,863	1,160,424	1,517,894	3,958,881

IGT acquisition	2,415,582	147,292	382,958	—	2,945,832
Other acquisitions	—	—	—	9,798	9,798
Foreign currency translation	—	—	(8,299)	(75,713)	(84,012)
Balance at December 31, 2015	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

IGT acquisitions	(402)	(25)	(64)	—	(491)
Other acquisitions	—	4,399	—	3,734	8,133
Other changes	—	—	—	(278)	(278)
Foreign currency translation	—	—	(7,470)	(20,381)	(27,851)
Balance at December 31, 2016	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012

Balance at December 31, 2015
Cost	2,626,282	1,221,248	1,656,888	1,453,612	6,958,030
Accumulated impairment loss	—	(4,093)	(121,805)	(1,633)	(127,531)
	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499

Balance at December 31, 2016
Cost	2,625,880	1,225,622	1,639,282	1,436,635	6,927,419
Accumulated impairment loss	—	(4,093)	(111,733)	(1,581)	(117,407)
	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012

On July 19, 2016, the Company acquired 100% of the shares of Hudson Alley Software Inc. (“Hudson Alley”), a provider of lottery sales force automation and lottery retailer engagement applications. The purchase price for Hudson Alley was composed of approximately $5.0 million (which was paid on July 19, 2016), $3.0 million payable on August 1, 2017 together with interest at 1.25% and an earn-out not to exceed $5.0 million. Acquired goodwill of $4.4 million was allocated to the North America Lottery segment.

As described in Note 3, the acquisition of IGT was completed on April 7, 2015. Acquired goodwill of $2.495 billion was allocated to the reporting units above.

Annual Reports and Accounts 2016	Page | 102

12.    Intangible Assets, net

Intangible assets at December 31, 2016 and 2015 consist of:

	December 31, 2016
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization
Customer relationships	2,590,225	809,669	1,780,556	14.8
Computer software and game library	946,150	550,506	395,644	5.7
Trademarks	200,107	35,923	164,184	13.4
Developed technologies	234,420	128,200	106,220	5.4
Concessions and licenses	255,299	153,277	102,022	10.3
Networks	15,689	11,225	4,464	7.0
Sports and horse racing betting rights	115,991	112,060	3,931	6.5
Other	8,654	3,557	5,097	16.1
	4,366,535	1,804,417	2,562,118
Not subject to amortization
Trademarks	311,913	—	311,913
Total intangible assets, excluding goodwill	4,678,448	1,804,417	2,874,031

	December 31, 2015
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization
Customer relationships	2,587,202	653,802	1,933,400	14.8
Computer software and game library	946,983	365,305	581,678	5.8
Developed technologies	213,840	67,746	146,094	5.1
Concessions and licenses	251,692	126,732	124,960	10.4
Trademarks	102,179	14,971	87,208	6.6
Sports and horse racing betting rights	119,400	107,506	11,894	6.5
Networks	15,051	10,504	4,547	3.0
Other	8,559	3,020	5,539	16.2
	4,244,906	1,349,586	2,895,320
Not subject to amortization
Trademarks	440,313	—	440,313
Total intangible assets, excluding goodwill	4,685,219	1,349,586	3,335,633

Amortization expense on intangible assets was $492.1 million, $410.4 million and $148.9 million in 2016, 2015 and 2014, respectively.

Annual Reports and Accounts 2016	Page | 103

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2017	417,431
2018	282,128
2019	270,693
2020	240,753
2021	220,511
Total	1,431,516

Amortization expense for computer software was $38.4 million, $34.0 million and $10.1 million in 2016, 2015 and 2014, respectively.

The Company recorded impairment losses of $30.0 million in its North America Gaming and Interactive segment in 2016 for certain indefinite lived trademarks relating to the expected slowing of growth in the social gaming market and $9.7 million in its International segment in 2015 for certain indefinite lived trademarks. The Company used the Relief from Royalty method in determining the amount of the impairment losses.

13.    Other Liabilities

Other current liabilities

	December 31,
($ thousands)	2016	2015

Payable to Italian regulator (Note 18)	179,197	—
Accrued interest payable	165,290	171,486
Employee compensation	158,236	155,753
Accrued expenses	127,092	168,160
Taxes other than income taxes	123,267	112,690
Current financial liabilities	108,915	48,584
Jackpot liabilities	95,574	110,979
Deferred revenue	80,528	57,089
Advance payments from customers	25,473	33,976
Short-term provisions	5,771	19,544
Advance billings	3,331	17,370
Other	24,371	26,955
	1,097,045	922,586

Annual Reports and Accounts 2016	Page | 104

Other non-current liabilities

	December 31,
($ thousands)	2016	2015

Jackpot liabilities	203,468	226,264
Deferred revenue	66,220	38,308
Finance leases	62,142	71,548
Royalties payable	37,681	38,311
Reserve for uncertain tax positions	13,626	29,970
Italian staff severance fund	11,454	11,385
Long-term provisions	8,935	10,888
Contingent liabilities	6,459	6,945
Other	34,571	28,874
	444,556	462,493

14.    Debt

	December 31,
($ thousands)	2016	2015

6.250% Senior Secured Notes due 2022	1,472,150	1,468,875
6.500% Senior Secured Notes due 2025	1,085,537	1,084,249
4.750% Senior Secured Notes due 2023	884,917	912,418
4.125% Senior Secured Notes due 2020	730,465	752,212
5.625% Senior Secured Notes due 2020	593,954	592,245
7.500% Senior Secured Notes due 2019	521,894	530,009
6.625% Senior Secured Notes due 2018	521,556	533,915
4.750% Senior Secured Notes due 2020	509,050	520,649
5.500% Senior Secured Notes due 2020	126,294	126,833
5.350% Senior Secured Notes due 2023	61,187	61,303
Senior Secured Notes	6,507,004	6,582,708

Term Loan Facilities due 2019	839,552	866,785
Revolving Credit Facilities due 2021	516,529	834,968
Capital Securities due 2066	—	49,472
Other	—	80
Long-term debt, less current portion	7,863,085	8,334,013

Current portion of long-term debt	77	160
Total Debt	7,863,162	8,334,173

Annual Reports and Accounts 2016	Page | 105

The principal balance of each debt obligation and a reconciliation to the consolidated balance sheet follows:

	December 31, 2016

($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total

6.250% Senior Secured Notes due 2022	1,500,000	(17,804)	—	(10,046)	1,472,150
6.500% Senior Secured Notes due 2025	1,100,000	(14,463)	—	—	1,085,537
4.750% Senior Secured Notes due 2023	895,985	(11,068)	—	—	884,917
4.125% Senior Secured Notes due 2020	737,870	(7,405)	—	—	730,465
5.625% Senior Secured Notes due 2020	600,000	(6,046)	—	—	593,954
7.500% Senior Secured Notes due 2019	500,000	(29)	20,733	1,190	521,894
6.625% Senior Secured Notes due 2018	527,050	(5,494)	—	—	521,556
4.750% Senior Secured Notes due 2020	527,050	(18,000)	—	—	509,050
5.500% Senior Secured Notes due 2020	124,143	—	2,418	(267)	126,294
5.350% Senior Secured Notes due 2023	60,567	—	620	—	61,187
Senior Secured Notes	6,572,665	(80,309)	23,771	(9,123)	6,507,004

Term Loan Facilities due 2019	843,280	(3,728)	—	—	839,552
Revolving Credit Facilities due 2021	540,820	(24,291)	—	—	516,529
Other	77	—	—	—	77
Total Debt	7,956,842	(108,328)	23,771	(9,123)	7,863,162

	December 31, 2015
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total

6.250% Senior Secured Notes due 2022	1,500,000	(20,610)	—	(10,515)	1,468,875
6.500% Senior Secured Notes due 2025	1,100,000	(15,751)	—	—	1,084,249
4.750% Senior Secured Notes due 2023	925,395	(12,977)	—	—	912,418
4.125% Senior Secured Notes due 2020	762,090	(9,878)	—	—	752,212
5.625% Senior Secured Notes due 2020	600,000	(7,755)	—	—	592,245
7.500% Senior Secured Notes due 2019	500,000	—	28,345	1,664	530,009
6.625% Senior Secured Notes due 2018	544,350	(10,435)	—	—	533,915
4.750% Senior Secured Notes due 2020	544,350	(23,701)	—	—	520,649
5.500% Senior Secured Notes due 2020	124,143	—	3,034	(344)	126,833
5.350% Senior Secured Notes due 2023	60,567	—	736	—	61,303
Senior Secured Notes	6,660,895	(101,107)	32,115	(9,195)	6,582,708

Term Loan Facilities due 2019	870,960	(4,175)	—	—	866,785
Revolving Credit Facilities due 2021	855,480	(20,512)	—	—	834,968
Capital Securities due 2066	49,530	(58)	—	—	49,472
Other	240	—	—	—	240
Total Debt	8,437,105	(125,852)	32,115	(9,195)	8,334,173

Annual Reports and Accounts 2016	Page | 106

Principal payments for each debt obligation for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2017	2018	2019	2020	2021	2022 and thereafter	Total

6.250% Senior Secured Notes due 2022	—	—	—	—	—	1,500,000	1,500,000
6.500% Senior Secured Notes due 2025	—	—	—	—	—	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	—	—	—	—	—	895,985	895,985
4.125% Senior Secured Notes due 2020	—	—	—	737,870	—	—	737,870
5.625% Senior Secured Notes due 2020	—	—	—	600,000	—	—	600,000
7.500% Senior Secured Notes due 2019	—	—	500,000	—	—	—	500,000
6.625% Senior Secured Notes due 2018	—	527,050	—	—	—	—	527,050
4.750% Senior Secured Notes due 2020	—	—	—	527,050	—	—	527,050
5.500% Senior Secured Notes due 2020	—	—	—	124,143	—	—	124,143
5.350% Senior Secured Notes due 2023	—	—	—	—	—	60,567	60,567
Senior Secured Notes	—	527,050	500,000	1,989,063	—	3,556,552	6,572,665

Term Loan Facilities due 2019	—	—	843,280	—	—	—	843,280
Revolving Credit Facilities due 2021	—	—	—	—	540,820	—	540,820
Other	77	—	—	—	—	—	77
Total Principal Payments	77	527,050	1,343,280	1,989,063	540,820	3,556,552	7,956,842

Annual Reports and Accounts 2016	Page | 107

Senior Secured Notes

The key terms of the Company’s senior secured notes at December 31, 2016, which are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively, are as follows:

Description	Principal (thousands)	Effective Interest Rate	Issuer	Guarantor	Collateral	Redemption	Interest payments
6.250% Senior Secured Notes due 2022	$1,500,000	6.52%	Parent	*	†	+	Semi-annually in arrears
6.500% Senior Secured Notes due 2025	$1,100,000	6.71%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due 2023	€850,000	4.98%	Parent	*	†	+	Semi-annually in arrears
4.125% Senior Secured Notes due 2020	€700,000	4.47%	Parent	*	†	+	Semi-annually in arrears
5.625% Senior Secured Notes due 2020	$600,000	5.98%	Parent	*	†	+	Semi-annually in arrears
7.500% Senior Secured Notes due 2019	$500,000	5.67%	IGT	**	††	+++	Semi-annually in arrears
6.625% Senior Secured Notes due 2018	€500,000	7.74%	Parent	*	†	++	Annually in arrears
4.750% Senior Secured Notes due 2020	€500,000	6.00%	Parent	*	†	++	Annually in arrears
5.500% Senior Secured Notes due 2020	$124,143	4.88%	IGT	**	††	+++	Semi-annually in arrears
5.350% Senior Secured Notes due 2023	$60,567	5.47%	IGT	**	††	+++	Semi-annually in arrears

*                               Certain subsidiaries of the Parent.

**                          The Parent and certain subsidiaries of the Parent.

†                             Ownership interests held by the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

††                      Certain intercompany loans with principal balances in excess of $10 million.

+                             The Parent may redeem in whole or in part at any time prior to (1) the date which is three months prior to maturity with respect to the notes which are due in 2020 and (2) the date which is six months prior to maturity with respect to the notes which are due in 2022, 2023 and 2025 at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such dates, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of these notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++                      The Parent may redeem in whole but not in part at the greater of (1) 100% of their principal amount together with accrued and unpaid interest, or (2) at an amount specified in the terms and conditions of these notes. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest.

+++               IGT may redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of these notes at a price equal to 100% of their principal amount together with accrued and unpaid interest.

1 Subject to a 1.25% per annum decrease in the event of an upgrade in ratings by Moody’s and S&P.

Annual Reports and Accounts 2016	Page | 108

The Notes contain customary covenants and events of default. At December 31, 2016, the issuers were in compliance with all of the covenants.

Term Loan Facilities

The senior facilities agreement (the “TLF Senior Facilities Agreement”) provides for two (2) €400 million ($421.6 million at the December 31, 2016 exchange rate) term loan facilities maturing in January 2019 (the “Term Loan Facilities”).

Interest on the Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2016 and 2015, the effective interest rate on the Term Loan Facilities was 1.9%.

The Term Loan Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests held by the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to prepay the Term Loan Facilities in full.

The TLF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2016, the borrowers were in compliance with all covenants.

Revolving Credit Facilities

The senior facilities agreement (the “RCF Senior Facilities Agreement”) provides for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum Borrowing Available (thousands)	Facility	Borrowers
$1,800,000	Revolving Credit Facility A	Parent, IGT and IGT Global Solutions Corporation
€1,050,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.

On July 26, 2016, the RCF Senior Facilities Agreement was amended to, among other things, extend the maturity date from November 2019 to July 2021.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2016 and 2015, the effective interest rate on the Revolving Credit Facilities was 2.42% and 2.20%, respectively.

The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears:

•      Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% at December 31, 2016.

•      Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate depending on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.15% at December 31, 2016.

Annual Reports and Accounts 2016	Page | 109

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests held by the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2016 and 2015, the Company’s unused available liquidity under the Revolving Credit Facilities was $2.367 billion and $2.088 billion, respectively.

The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2016, the borrowers were in compliance with all covenants.

Capital Securities

On March 31, 2016, the Parent repurchased the remaining outstanding Capital Securities due 2066 at par.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2016 and 2015, there were no borrowings under these facilities.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2016 and 2015 and the weighted average annual cost of such letters of credit:

($ thousands)	Letters of Credit Outstanding
	Not under the Revolving Credit Facilities	Under the Revolving Credit Facilities	Total	Weighted Average Annual Cost
December 31, 2016	827,850	—	827,850	0.94%
December 31, 2015	711,365	—	711,365	0.97%

Annual Reports and Accounts 2016	Page | 110

15.    Income Taxes

The components of income (loss) before the provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Current:
Italy	578,221	419,116	417,212
United States	(355,451)	(379,425)	(60,932)
United Kingdom	87,269	(150,475)	(106,536)
All other	13,374	93,753	90,473
	323,413	(17,031)	340,217

The provision (benefit) for income taxes consists of:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Current:
Italy	192,712	168,915	206,212
United States	(16,982)	(24,434)	4,750
United Kingdom	711	(5,097)	528
All other	36,414	48,753	36,218
	212,855	188,137	247,708
Deferred:
Italy	(5,837)	1,660	8,122
United States	(109,139)	(121,032)	1,692
United Kingdom	19,232	(16,242)	(8,948)
All other	(57,905)	(13,627)	(8,161)
	(153,649)	(149,241)	(7,295)
	59,206	38,896	240,413

Income taxes paid (net of refunds) were $183.3 million, $199.2 million and $211.3 million in 2016, 2015 and 2014, respectively.

Annual Reports and Accounts 2016	Page | 111

The Parent is tax resident in the United Kingdom. A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the United Kingdom statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (20.00% in 2016, 20.25% in 2015 and 21.50% in 2014) to income (loss) before the provision for income taxes is as follows:

	For the year ended December 31,
($ thousands)	2016	2015	2014

Income (loss) before provision for income taxes	323,413	(17,031)	340,217
United Kingdom statutory tax rate	20.00%	20.25%	21.50%
Theoretical tax expense (benefit)	64,682	(3,449)	73,147

IRAP and other local taxes	36,754	29,697	49,806
Italian tax litigation settlement	15,256	—	19,934
Tax cost of dividend	4,619	12,888	3,903
Foreign tax expense, net of federal benefit	3,457	9,003	10,765
Foreign losses with no tax benefit	3,792	7,495	12,255
Nondeductible expenses	2,659	30,244	9,052
Italian reorganization tax	—	13,405	35,989
Noncontrolling interest	(3,605)	8,565	5,015
Research and development tax credit	(4,980)	(4,393)	(507)
Non-taxable gains on investments	(5,880)	—	—
Provision to return adjustment	(6,705)	(1,434)	(533)
Impact of changes in tax law	(8,422)	(4,746)	(1,028)
Italian allowance for corporate equity	(9,243)	(6,929)	(5,355)
Change in unrecognized tax benefits	(10,914)	(15,593)	427
Foreign tax differential	(17,195)	(48,407)	15,768
Other	(5,069)	12,550	11,775
	59,206	38,896	240,413

Effective tax rate	18.3%	(228.4)%	70.7%

The Company’s effective income tax rate was 18.3% in 2016, as compared to (228.4)% in 2015 . The principal drivers of the change were one time non-deductible costs associated with the IGT acquisition in 2015, the non-recurring costs associated with the migration of the Parent company from Italy to the United Kingdom in 2015 and a reduction in operating losses in 2016  without tax benefits in certain foreign jurisdictions.

The Company’s effective income tax rate was (228.4)% in 2015 as compared to 70.7% in 2014. The principal drivers of the change were costs associated with the IGT acquisition in 2015 that were either non-deductible for tax purposes or deductible at rates lower than the Company’s global blended statutory tax rate.

The significant components reflected within the tax rate reconciliation labeled “Foreign tax differential” includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate.

On December 18, 2015, the Consolidated Appropriations Act 2016 was signed into law in the United States. Some of the provisions were retroactive to January 1, 2015, including the permanent extension of the U.S. research and development tax credit. The effective tax rate reflects the Company’s estimated 2016 and 2015 U.S. research and development tax credit.

Annual Reports and Accounts 2016	Page | 112

The U.K. 2015 Finance Bill received Royal Assent in the fourth quarter of 2015, which resulted in the enactment of the U.K. corporate tax rate change from 20% in 2015 to 19% in 2017, then 18% in 2020. As a result, the Company recorded $1.4 million of income taxes in the fourth quarter of 2015 to write down the U.K. net deferred tax asset.

In December 2015, the Italian Government approved the reduction of the Italian federal tax rate from the current rate of 27.5% to 24% in 2017. As a result, the Company recorded an $11.8 million tax benefit in the fourth quarter of 2015 to write down Italy’s net deferred tax liability.

The Company early adopted ASU 2016-09 in the fourth quarter of 2016. The primary impact of adoption required the Company to recognize all excess tax benefits and tax deficiencies in the income statement prospectively beginning in the first quarter of 2016. This could result in fluctuations in the effective tax rate period over period depending on how many awards vest during the year as well as the volatility of the stock price. At January 1, 2016, the Company had $3.3 million of excess tax deductions related to stock-based compensation that were tracked off balance sheet. The tax effect of these deductions was $1.2 million. The Company recorded a cumulative effect adjustment to retained earnings of $1.2 million to recognize these excess tax benefits on the balance sheet.

The components of deferred tax assets and liabilities are as follows:

	December 31,
($ thousands)	2016	2015

Deferred tax assets:
Net operating losses	266,547	292,439
Provisions not currently deductible for tax purposes	160,202	164,164
Depreciation and amortization	118,122	148,801
Jackpot timing differences	83,989	92,807
Credit carryforwards	38,618	40,578
Inventory reserves	15,974	6,820
Deferred revenue	9,129	10,184
Stock-based compensation	7,468	7,690
Other	15,897	15,062
Gross deferred tax assets	715,946	778,545
Valuation allowance	(151,653)	(139,663)
Net deferred tax assets	564,293	638,882

Deferred tax liabilities:
Acquired intangible assets	1,115,345	1,294,816
Depreciation and amortization	144,115	178,925
Foreign exchange on intra-group loan	—	17,110
Other	35,381	41,375
Total deferred tax liabilities	1,294,841	1,532,226

Net deferred income tax liability	(730,548)	(893,344)

Annual Reports and Accounts 2016	Page | 113

The Company’s net deferred income taxes are recorded in the consolidated balance sheet as follows:

	December 31,
($ thousands)	2016	2015

Deferred income taxes - non-current asset	31,376	48,074
Deferred income taxes - non-current liability	(761,924)	(941,418)
	(730,548)	(893,344)

The Company has gross tax loss carryforwards in a number of tax jurisdictions of $1.214 billion that begin to expire in 2029, while others have an unlimited carryforward period. Portions of these tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes and similar provisions under other countries laws.

The Company has tax credits carryforwards of $38.6 million, of which $25.8 million will expire in 2017  (the Company has a full valuation allowance on the $25.8 million tax credits) with the remaining tax credits expiring in various dates through 2036.

A reconciliation of the beginning and ending amount of the valuation allowance is as follows:

	December 31,
($ thousands)	2016	2015	2014

Balance at beginning of year	139,663	77,631	86,742
Charges (credits) to expense	11,990	62,032	(9,111)
Balance at end of year	151,653	139,663	77,631

The valuation allowance pertains to certain U.S. and foreign net operating loss and credit carryforwards that are not expected to be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Deferred income taxes have not been recognized on the cumulative undistributed earnings of the Company’s non-UK subsidiaries as they have been either indefinitely reinvested or can be distributed tax free. Distribution of these earnings in the form of dividends or otherwise may result in a combination of income and withholding taxes payable in various countries. At December 31, 2016, the positive undistributed earnings of the Company’s non-UK subsidiaries amounts to approximately $2.017 billion. Due to complexities in tax laws and the various forms of repatriation that exist, it is not practicable to estimate the unrecognized amount of deferred income taxes and the related withholding taxes associated with the Company’s undistributed earnings.

Annual Reports and Accounts 2016	Page | 114

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,
($ thousands)	2016	2015	2014

Balance at beginning of year	37,370	6,296	7,536
Current year acquisition	—	49,934	—
Additions to tax positions - current year	423	9,462	98
Additions to tax positions - prior years	1,718	—	—
Reductions to tax positions - current year	(652)	—	—
Reductions to tax positions - prior years	(12,755)	(7,733)	(1,338)
Settlements	(8,750)	(5,313)	—
Lapses in statutes of limitations	(3,014)	(15,276)	—
Balance at end of year	14,340	37,370	6,296

At December 31, 2016, 2015 and 2014, $10.8 million, $30.1 million and $6.3 million, respectively, of the unrecognized tax benefits, if recognized, would affect the Company’s effective tax rates.

The Company recognizes interest expense and penalties related to income tax matters in the provision for income taxes. For 2016, 2015 and 2014, the Company recognized $(0.1) million, $(10.0) million and $0.5 million, respectively, in interest expense and penalties. At December 31, 2016, 2015 and 2014, the gross balance of accrued interest was $3.6 million, $3.7 million and $3.0 million, respectively.

Unrecognized tax benefits decreased during 2016 as a result of the settlement with the U.S. Internal Revenue Service (“IRS”). For 2016, the additions to unrecognized tax benefits related to the current year are primarily attributable to U.S. tax issues.

The Company files income tax returns in various jurisdictions of which the United Kingdom, United States and Italy represent the major tax jurisdictions. During the fourth quarter of 2016, the Internal Revenue Service (“IRS”) completed the examination for tax year 2011 for Legacy IGT. Also, during 2016, the Company was notified the IRS will audit the tax year 2015 and the tax year 2014 for Legacy GTECH. All tax years prior to 2012 are closed with the IRS. Both Legacy GTECH and Legacy IGT have income tax audits in various taxing jurisdictions. The years that may be examined vary, with the earliest year being 2010.

In June 2015 a tax audit in Italy was initiated, which is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report (First Report) covering the years 2006-2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expense and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian Tax Agency issued a number of tax assessment notices to the Company covering the years 2006-2010 and alleging that additional taxes, penalties and interest for these years totaling €200.0 million are due.

Under Italian Law, the Company had 60 days in which to appeal the tax assessment notice. On February 26, 2016, the Company submitted a Voluntary Settlement Request, which entitled the Company to an automatic 90 day extension. In the meantime, on April 12, 2016, the Parent received a Tax Audit report (Second Report) from the Italian Tax Police covering years 2011- 2014. Based upon this report, the additional taxes, penalties and interest associated with the transfer pricing challenge was estimated to be approximately €275 million for those years.

Annual Reports and Accounts 2016	Page | 115

During the mentioned extension period the Tax Agency re-examined the preliminary conclusions of the Tax Police in both First and Second Report and offered a tax settlement of an aggregate amount of €13.5 million ($15.3 million). The settlement procedure concluded on June 20, 2016 with the relevant tax payments made by the Parent. The above-mentioned settlement was booked as a reserve in the Company’s 2016 Financial Statements.

Finally, the two additional claims contained in the Second Report regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus, were abandoned by the Italian Tax Agency. Consequently, all of the tax assessments, penalty and interest claims emanating from the aforementioned tax audits have been resolved.

Based upon the timing and outcome of examinations of the Parent, or the result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the consolidated balance sheets. The Company anticipates that several of these audits may be finalized within the next twelve months. While the Company expects the amount of the unrecognized tax benefits to change in the next twelve months, the Company does not expect the change to have a significant impact on the consolidated balance sheet or statement of operations.

16.    Employee Benefit Plans

Defined Contribution Plan

The Company maintains a salary deferral 401(K) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. The Company matches a portion of the employee’s contribution. Employee and Company matching contributions vest immediately. The Company recognized expense related to the matching contribution of $13.8 million, $10.8 million and $5.6 million in 2016, 2015 and 2014, respectively.

Defined Benefit Plan

The Company has a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Company. These employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service. Net benefit expense was $8.8 million, $6.8 million and $6.4 million in 2016, 2015 and 2014, respectively. The present value of the defined benefit obligation was $11.3 million, $11.2 million and $11.9 million at December 31, 2016, 2015 and 2014, respectively.

Employee Benefit Expense

	For the year ended December 31,
($ thousands)	2016	2015
Wages and salaries	856,500	787,899
Social Security and other benefits	168,400	158,790
Incentive compensation	101,625	102,460
Share-based payments (Note 22)	26,346	36,067
Post-employment benefits	22,515	17,568
Employee benefit expense	1,175,386	1,102,784

Annual Reports and Accounts 2016	Page | 116

17.    Commitments and Contingencies

Commitments

Lease Commitments

Rent and lease expense, net of sublease rentals, was $72.5 million in 2016, $60.8 million in 2015, and $57.4 million in 2014. Rent and lease expense included no contingent rental payments.

The minimum amounts due for non-cancelable leases at December 31, 2016 are as follows ($ thousands):

Year	Operating	Capital	Total
2017	65,271	13,707	78,978
2018	55,454	7,187	62,641
2019	49,186	6,848	56,034
2020	34,093	6,014	40,107
2021	28,937	5,295	34,232
Thereafter	112,889	9,294	122,183
Total minimum payments	345,830	48,345	394,175
Less amount representing interest		(13,127)
Capitalized lease obligation		35,218

Facility capital lease

The Company has a finance lease for a principal operating facility in Providence, Rhode Island. The Company has the right to cancel the lease after June 30, 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two 10-year extension options. The Company has the unilateral right to extend the lease under the two extension options under the same terms as in the base term. The lease contains a restriction that does not allow the Company to assign the lease or sublease its portion of the building without the lessor’s approval, which is not to be unreasonably withheld. The lease has been accounted for under build-to-suit guidance, under which the Company carries the entire cost of the building on its books. The building will remain on the books for the lease term and is depreciated over its useful life of 40 years. At December 31, 2016, the Company had no sublease arrangements at this facility.

Communication equipment capital leases

The Company has finance leases for certain communication equipment that expire between 2019 and 2022. The leases have terms of renewal, options to purchase the equipment and there are no escalation clauses. There are no restrictions placed upon the Company by entering into these leases.

Point of sale capital leases

The Company has finance leases for certain point of sale equipment that expire in 2017. There are no restrictions placed upon the Company by entering into these leases.

Annual Reports and Accounts 2016	Page | 117

Sale and Leaseback Transactions

The Company sold its technology center facility in West Greenwich, Rhode Island in December 2006 and entered into a sale-leaseback agreement for a portion of the facility with the new owners that expires in November 2019, including renewal options.

On December 30, 2015, the Company sold its Las Vegas, Nevada campus and entered into a sale-leaseback agreement with the new owners for a portion of the facility for a term of 15 years with optional renewals.

Both the West Greenwich and Las Vegas facilities are accounted for as operating leases, and future minimum lease payments are included in the operating lease section in the table above.

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

December 31,
($ thousands)	2016

Current liabilities	95,574
Non-current liabilities	203,468
299,042

Future jackpot payments are due as follows ($ thousands):

Year	Previous Winners	Future Winners	Total

2017	47,900	47,556	95,456
2018	34,901	9,023	43,924
2019	31,164	574	31,738
2020	27,591	574	28,165
2021	23,227	574	23,801
Thereafter	119,896	8,611	128,507
Future jackpot payments due	284,679	66,912	351,591
Unamortized discounts			(52,549)
Total jackpot liabilities			299,042

Annual Reports and Accounts 2016	Page | 118

Contingencies

Performance and other bonds

In connection with certain contracts and procurements, the Company has been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company’s failure to perform its obligations under the applicable contract. In 2016, after selling the substantial majority of the Company’s jackpot investments, the Company entered into Wide Area Progressive Bonds in order to secure those obligations. The following table provides information related to potential commitments for bonds outstanding at December 31, 2016:

($ thousands)	Total bonds

Performance bonds	352,479
Wide Area Progressive bonds	285,986
Litigation bonds	31,013
All other bonds	6,950
676,428

Guarantees and indemnifications

Incentive Payments and Penalties under Minimum Profit Contracts

The Company has three contracts where it has provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract and New Jersey Contract). Under these contracts the Company may earn incentive compensation if it exceeds minimum profit level guarantees and may be required to pay penalties should it fail to achieve them.

In relation to the Illinois Contract, the Company guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended June 30, 2012. The amounts guaranteed and therefore amounts owed by the Company as shortfall payments under the Illinois Contract were under dispute. In December 2014, the Company and the State of Illinois entered into a termination agreement which settled the amount of shortfall payments for fiscal years 2012, 2013 and 2014, in the amounts of $21.8 million, $38.6 million and $37.1 million, respectively. In 2015, the Attorney General of the State of Illinois questioned the validity of the termination agreement between the Company and the State of Illinois which resulted in the Company and the State of Illinois entering into a new termination agreement and the Company paid the State of Illinois an additional $10 million representing the shortfall payment for the State of Illinois’s fiscal year ending June 30, 2015. The Company will neither be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year. The Company recorded reductions of service revenue of $10.0 million and $55.5 million in 2015 and 2014, respectively.

In relation to the Indiana Contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting July 1, 2013. The Company recorded reductions of service revenue of $8.0 million and $8.8 million in  2015 and 2014, respectively related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana Contract which resulted in revised guarantee levels and in consideration the Company paid the State of Indiana $18.3 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term.

Annual Reports and Accounts 2016	Page | 119

In relation to the New Jersey Contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year starting July 1, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey Contract which resulted in revised guarantee levels and in consideration the Company paid the State of New Jersey $15.4 million which the Company capitalized to Other Assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. In 2016, the Company received a $30.6 million incentive payment based on its performance, which the Company recorded as service revenue in the consolidated statements of operations.

Loxley GTECH Technology Co., LTD guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a minimal value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. At December 31, 2016, the maximum liability under the guarantee was Baht 375 million ($10.5 million), and the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

The Company will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of IGT Global Solutions Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

Legal Proceedings

From time to time, the Parent and/or any of its subsidiaries are a party to legal, regulatory, and administrative proceedings regarding, among other matters, claims by and against the Company, injunctions by third parties arising out of the ordinary course of business, and investigations and compliance inquiries related to the Company’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and the Company’s view of these matters may change as the related proceedings and events unfold. The Company expenses legal fees as incurred and records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated.  At December 31, 2016, provisions for litigation matters amounted to $4.0 million. With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible but the Company is unable to estimate the amount or range of reasonably possible loss, in excess of amounts already accrued, no additional amounts have been accrued (given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings). If material, an unfavorable outcome to any legal matter could have an adverse effect on the Company’s operations or the Parent’s financial position, liquidity or results of operations.

Annual Reports and Accounts 2016	Page | 120

Brazil ICMS Tax

Since 1997, GTECH Brazil paid ISS service taxes on printing ribbons, rolls of paper and wagering slips (“Consumables”) distributed to lottery outlets. On July 26, 2005 the State of São Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should apply instead. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the São Paulo tax authorities had applied. Both parties will likely appeal the rulings adverse to them. The net claim after the current ruling, plus statutory interest and fees is approximately 18.5 million Brazilian Reals (approximately $5.7 million at exchange rates in effect at December 31, 2016). GTECH Brazil will continue to defend against the tax authorities’ assessment; Brazilian counsel advises the appellate proceedings are likely to take several years.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against in Texas state court against IGT Global Solutions Corporation (f/k/a GTECH Corporation) arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)       Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s motion to dismiss based on Derivative Governmental Immunity was denied. GTECH Corporation has appealed; the ruling on the appeal is pending.

(b)       Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015 in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4 million. GTECH Corporation and the Texas Lottery Commission won motions to dismiss based on Derivative Governmental Immunity. Plaintiff has appealed; the ruling on plaintiff’s appeal is pending.

(c)       Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $500,000.

(d)       Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed September 15, 2016 in Tavis County (No. D1GN16004344). Plaintiff claims damages in excess of $1 million.

(e)       Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed October 20, 2016 in Travis County (No. D1GN16005300). Plaintiff claims damages in excess of $1 million.

The Company disputes the claims made in each of these cases and continues to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold.  Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair county (No. 17L51) against Northstar Lottery Group. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to Illinois U.S. District Court. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook county (No. 2017CHO3755) seeking damages on the same matter. The Company disputes the claims made in both cases and continues to defend against these lawsuits.

Annual Reports and Accounts 2016	Page | 121

Disposition of Previously Disclosed Matters

Set forth below are legal proceedings that were previously disclosed and for which a disposition occurred during 2016 or in 2017 through April 19, 2017.

Italian Tax Matters

In 2013, further to a tax audit settled by the Parent’s predecessor entity GTECH S.p.A (“GTECH”), the Rome Public Prosecutor’s office, pursuant to Italian law, commenced an investigation of the legal representative and the signatories of the corporate tax returns.  The individuals are Lorenzo Pellicioli, then Chairman of GTECH’s Board of Directors and currently Vice-Chairman of the Parent’s Board of Directors, who was GTECH’s legal representative who signed the Italian corporate tax return for the 2013 tax year; Marco Sala, then GTECH’s CEO and the current CEO, director and the legal representative of the Parent, who signed the Italian corporate tax returns for the 2006, 2007 and 2008 tax years, and Renato Ascoli, then the general manager of GTECH’s Italian operations, who signed the Italian corporate tax returns for the 2009, 2010, 2011 and 2012 tax years.

The investigation involves the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. and the subsequent conversion of a portion of the original debt incurred by GTECH Holdings Corporation into an equity increase from the parent company, Lottomatica S.p.A. The Public Prosecutor is focused on determining whether GTECH’s income was under-reported in Italy for any of the tax years 2006-2013. Under Italian law, the Public Prosecutor may choose to bring criminal charges against any or all of the above-referenced individuals in the event that income was under-reported in one or more tax years.

As a consequence of the investigation, a further Tax Audit started on June 22, 2015, focusing on the 2006 merger leveraged buyout acquisition of GTECH Holdings Corporation and the subsequent acquisition debt re-financing.  On July 7, 2015 the Tax Police notified a Tax Audit Report (the “First Report”) to IGT PLC, alleging that GTECH breached the Italian transfer pricing rule (article 110, par. 7, of the Income Tax Act) because it did not recharge to its U.S. wholly-owned subsidiary GTECH Holdings Corporation all the interest expense and other costs incurred in connection with the 2006 acquisition and its subsequent re-financing. The First Report covered the tax years 2006 to 2010. As provided by Italian law, the Tax Police Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.  Under Italian law, the Italian Tax Agency is the only authority empowered to issue a tax assessment, based on the Tax Police Audit Report’s allegations.  On December 30, 2015, the Parent received a number of tax assessment notices covering the years 2006-2010 and alleging that additional taxes, penalties and interest totaling €200 million were due. Under Italian law, the Company had 60 days to appeal the tax assessment notice.  On February 26, 2016 the Company submitted a Voluntary Settlement Request, which entitled the Company to an automatic 90 day extension. In the meantime, on April 12, 2016, IGT PLC received a Tax Audit Report (the “Second Report”) from the Tax Police, covering years 2011 to 2014. Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge was estimated to be approximately €275.0 million for those years.

During the aforementioned 90-day extension period, the Italian Tax Agency re-examined the preliminary conclusions of the Tax Police in the First Report and the Second Report and offered a tax settlement of an aggregate amount of €13.5 million.  The settlement procedure concluded on June 20, 2016 with the relevant tax payments made by IGT PLC.

Finally, the two additional claims contained in the Second Report regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus were definitively abandoned by the Italian Tax Agency.  Consequently, all of the tax assessments, penalty and interest claims emanating from the aforementioned tax audits have been resolved.

Annual Reports and Accounts 2016	Page | 122

In the Matter of International Game Technology

On February 3, 2016, International Game Technology received a “Wells Notice” from the staff of the SEC solely relating to its investigation of an alleged retaliation claim under the Securities Exchange Act of 1934, as amended. The Parent announced a settlement with the SEC on September 30, 2016.  In agreeing to a settlement payment of $500,000 to the SEC, the Parent neither admitted nor denied that pre-Merger International Game Technology improperly retaliated against a whistleblower.

18. Redeemable Non-Controlling Interests

In March 2016, the Company, through its subsidiary Lottomatica S.p.A. (“Lottomatica”), Italian Gaming Holding a.s., Arianna 2001 and Novomatic Italia (collectively the “Members”) entered into a consortium (Lottoitalia S.r.l. or “Lottoitalia”) to bid on the Italian Gioco del Lotto service concession (the “Lotto Concession”). On May 16, 2016, Lottoitalia was awarded management of the Lotto Concession for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession. The Members will make capital contributions to Lottoitalia of €908.2 million (of which €600 million ($665.3 million) was made in 2016), on a pro rata basis based on each party’s equity ownership interest, with Lottomatica having a 61.5% equity ownership interest.  These contributions finance €770 million in upfront concession payments and an estimated €138.2 million to upgrade the technological infrastructure supporting the Lotto Concession. The remaining capital contributions will be completed by April 2017.

Ownership in Lottoitalia, which the Company fully consolidates as a variable interest entity, is as follows at December 31, 2016:

Name of entity	% Ownership
Lottomatica, S.p.A.	61.50%
Italian Gaming Holding a.s.	32.50%
Arianna 2001	4.00%
Novomatic Italia	2.00%

The Company determined Lottoitalia to be a variable interest entity relative to the Company’s risks and rewards of the investment and Lottoitalia’s current need for funding to finance planned operations.

All annual profits of Lottoitalia will be distributed to the Members within five business days of the approval of its annual financial statements. In addition, Lottoitalia will make in every year, for a period of nine years, quarterly (beginning with the second quarter of 2017), equal distributions of cash to the Members in an aggregate amount equal to that additional paid in surplus but excluding any reserves deriving from profits or retained earnings generated in previous quarters. Each distribution will be made pro-rata to the Members ownership interest in Lottoitalia.

In connection with the formation of Lottoitalia, Lottomatica S.p.A. entered into an agreement with IGH in May 2016, which contains the following put/call options:

•                   Underperformance put option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica S.p.A. in the event that Lottoitalia underperforms relative to its approved financial projections in 2017. The put option is exercisable by IGH beginning on the date of approval of Lottoitalia’s financial statements for the year ending December 31, 2017 and ending 60 days thereafter.

•                   Deadlock put/call option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica S.p.A. and Lottomatica S.p.A. has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.

Annual Reports and Accounts 2016	Page | 123

The Company determined that it is not currently probable that IGH’s non-controlling interest will be redeemed as the underperformance put option contains discounts that would be applied to the fair value of Lottoitalia and the Deadlock put/call options can not be exercised unilaterally. The Company has recorded the non-controlling interest initially at fair value and no fair value adjustments will be recorded unless it becomes probable that IGH will redeem its non-controlling interest.

The following table reconciles the activity in IGH’s redeemable non-controlling interest in 2016:

December 31,
($ thousands)	2016

Balance at beginning of year	—
IGH capital contribution	215,684
Income allocated to IGH	7,457
Balance at end of year	223,141

19.    Shareholders’ Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (“Board”) is authorized to issue shares of any class in the capital of the Company. The authorized capital stock of the Parent consists of 1.850 billion shares of common stock with a $0.10 per share par value.

Shares of common stock outstanding were as follows:

	December 31,
	2016	2015	2014
Balance at beginning of year	200,244,239	172,792,526	173,992,168
Shares issued under restricted stock award plans	1,080,532	1,118,970	679,242
Shares issued upon exercise of stock options	960,395	744,374	304,619
Shares issued upon acquisition of IGT	—	45,322,614	—
GTECH rescission shares	—	(19,734,245)	—
Treasury stock purchases	—	—	(2,183,503)
Balance at end of year	202,285,166	200,244,239	172,792,526

2015 Activity

Issuance of Common Shares and GTECH Rescission Shares

In connection with the merger of GTECH with and into the Parent (the “Merger”), in 2015 GTECH shareholders received one newly issued common share in the Parent (having a par value of $0.10 per share) for each common share held in GTECH (having a par value of €1.00 per share).

GTECH shareholders who did not vote in favor of the Merger were entitled to exercise a cash exit right equal to €19.174 per share. GTECH shareholders exercised the cash exit right on 19,796,852 GTECH shares, of which 62,607 were subsequently purchased by other GTECH shareholders, resulting in 19,734,245 net shares repurchased upon the Merger. The Company paid $407.8 million to shareholders.

Annual Reports and Accounts 2016	Page | 124

Shares Issued upon Acquisition of IGT

Upon the acquisition of IGT completed on April 7, 2015, IGT shareholders received 45,322,614 common shares of the Parent in accordance with the terms of the transaction.

2014 Activity

Treasury Stock Purchases

The Company currently has the authority to purchase a maximum of 20% of the aggregate issued share capital of each class of shares in the Company in accordance with pre-approved forms of contracts and named counterparties pursuant to a shareholder resolution dated July 28, 2015. This authority will expire on July 28, 2020.

The Company did not repurchase common shares in 2016 or 2015. In 2014, GTECH repurchased common shares under programs authorized in June 2014 (the “June Program”) and October 2014 (the “October Program”) as detailed below:

	Maximum Shares Authorized for Purchase	Shares Acquired	Purchase Price ($ thousands)
June Program	1,782,426	1,782,426	43,380
October Program	16,676,505	401,077	9,780
	18,458,931	2,183,503	53,160

The programs expired and treasury shares were subsequently cancelled upon completion of the acquisition of IGT.

Dividends

The Company declared cash dividends per share during the periods presented as follows:

	$	€
2016
First Quarter	0.20	—
Second Quarter	0.20	—
Third Quarter	0.20	—
Fourth Quarter	0.20	—
Total cash dividends declared	0.80	—

2015
Third Quarter	0.20	—
Fourth Quarter	0.20	—
Total cash dividends declared	0.40	—

2014
Second Quarter	1.04	0.75
Fourth Quarter	0.93	0.75
Total cash dividends declared	1.97	1.50

Annual Reports and Accounts 2016	Page | 125

Dividends declared in euro in 2014 were translated into U.S. dollars at the exchange rates in effect on the dates the dividends were declared.

Future dividends are subject to Board approval.

The Company’s RCF Senior Facilities Agreement and TLF Senior Facilities Agreement limit the aggregate amount of dividends and repurchases of the Parent’s common stock in each year to $300 million based on the Company’s current ratings by Moody’s and S&P provided that the ratio of the sum of total net debt and the amount of the shareholder payment to EBITDA does not exceed 90% of the applicable ratio of total net debt to EBITDA.

Accumulated Other Comprehensive Income

The following table details the changes in Accumulated Other Comprehensive Income (loss) (“AOCI”):

		Unrealised Gain (Loss) on:

	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate	Less: OCI attributable to non- controlling interest	Total AOCI attributable to the Company

Balance at December 31, 2013	113,362	(1,330)	(5,559)	2,989	(2,771)	—	1,590	108,281
Change during period	62,514	4,059	1,861	2,845	(2,055)	(748)	(905)	67,571
Reclassified to operations	—	(640)	—	—	—	—	—	(640)
Tax effect	(17,745)	(1,118)	(801)	(815)	470	—	—	(20,009)
OCI	44,769	2,301	1,060	2,030	(1,585)	(748)	(905)	46,922
Balance at December 31, 2014	158,131	971	(4,499)	5,019	(4,356)	(748)	685	155,203
Change during period	60,079	(594)	—	(3,046)	395	—	304	57,138
Reclassified to operations	—	(244)	—	—	—	—	—	(244)
Tax effect	(14,024)	254	(64)	(3,259)	(166)	—	—	(17,259)
OCI	46,055	(584)	(64)	(6,305)	229	—	304	39,635
Balance at December 31, 2015	204,186	387	(4,563)	(1,286)	(4,127)	(748)	989	194,838
Change during period	(49,881)	8,351	—	8,772	(682)	—	(203)	(33,643)
Reclassified to operations	118	(5,218)	—	—	—	—	—	(5,100)
Tax effect	373	(615)	(15)	4,723	82	—	—	4,548
OCI	(49,390)	2,518	(15)	13,495	(600)	—	(203)	(34,195)
Balance at December 31, 2016	154,796	2,905	(4,578)	12,209	(4,727)	(748)	786	160,643

For the years ended December 31, 2016, 2015 and 2014, $5.2 million, $0.2 million, and $0.6 million, respectively, were reclassified from AOCI into service revenue in the consolidated statements of operations.

Annual Reports and Accounts 2016	Page | 126

20.    Non-Controlling Interests

Non-controlling interests’ share of equity in the accompanying consolidated balance sheets was $357.0 million and $348.5 million at December 31, 2016 and 2015, respectively. At December 31, 2016 the Company’s material non-controlling interests were as follows:

Name of subsidiary	% Ownership held by the Company
Lotterie Nazionali S.r.l.	64.00%
Northstar New Jersey Lottery Group, LLC	82.31%

Lotterie Nazionali S.r.l. (“LN”) is a majority-owned subsidiary that holds an instant ticket concession license in Italy.

Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), is a consolidated joint venture which is party to an Agreement with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”) whereby Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales, and related functions.

21.    Segment Information

The structure of the Company’s internal organization is customer-facing aligned around four business units operating in three regions that represent the Company’s reportable segments as follows:

•                   North America Gaming and Interactive

•                   North America Lottery

•                   International

•                   Italy

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the consolidated financial statements.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Corporate support expenses, which are not allocated to the segments, are principally comprised of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board of Directors’ expenses.

Annual Reports and Accounts 2016	Page | 127

Segment information is as follows ($ thousands):

2016	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	975,214	1,128,306	512,660	1,759,843	4,376,023	—	(437)	4,375,586
Product sales	398,241	65,269	314,644	1,295	779,449		(1,139)	778,310
Total revenue	1,373,455	1,193,575	827,304	1,761,138	5,155,472	—	(1,576)	5,153,896

Operating income (loss)	344,125	300,394	144,125	585,517	1,374,161	(245,600)	(468,125)	660,436
Depreciation and amortization	94,177	143,882	49,739	144,165	431,963	12,454	438,052	882,469
Expenditures for long-lived assets	(132,297)	(148,641)	(97,957)	(91,834)	(470,729)	(3,460)	—	(474,189)
Long-lived assets (at year end)	394,233	603,927	284,276	275,079	1,557,515	—	—	1,557,515
Total assets (at year end)	5,570,562	2,403,486	3,021,448	3,724,856	14,720,352	339,810	—	15,060,162

2015	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,189	992,684	512,004	1,702,174	3,987,051	—	(9,358)	3,977,693
Product sales	321,618	52,986	341,070	1,872	717,546		(6,183)	711,363
Total revenue	1,101,807	1,045,670	853,074	1,704,046	4,704,597	—	(15,541)	4,689,056

Operating income (loss)	294,256	182,615	164,949	554,937	1,196,757	(292,371)	(364,430)	539,956
Depreciation and amortization	78,918	154,693	44,787	146,265	424,663	13,113	342,052	779,828
Expenditures for long-lived assets	(82,834)	(107,854)	(93,666)	(22,422)	(306,776)	(11,618)	—	(318,394)
Long-lived assets (at year end)	403,482	616,760	236,043	220,910	1,477,195	—	—	1,477,195
Total assets (at year end)	6,077,680	2,476,112	2,950,807	2,855,797	14,360,396	754,296	—	15,114,692

2014	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	45,575	865,023	473,653	2,104,996	3,489,247	—	722	3,489,969
Product sales	86,926	75,074	156,976	3,366	322,342	—	—	322,342
Total revenue	132,501	940,097	630,629	2,108,362	3,811,589	—	722	3,812,311

Operating income (loss)	1,054	74,293	156,295	711,881	943,523	(150,268)	(78,204)	715,051
Depreciation and amortization	25,717	151,684	39,027	172,622	389,050	4,575	78,927	472,552
Expenditures for long-lived assets	(25,454)	(111,325)	(43,716)	(78,858)	(259,353)	(3,489)	—	(262,842)
Long-lived assets (at year end)	84,424	646,631	184,553	294,360	1,209,968	—	—	1,209,968
Total assets (at year end)	374,806	2,343,289	1,868,190	3,367,591	7,953,876	481,421	—	8,435,297

Annual Reports and Accounts 2016	Page | 128

Geographical Information

Revenue from external customers, which is based on the geographical location of the Company’s customers, is as follows:

	December 31,
($ thousands)	2016	2015	2014

United States	2,472,013	2,030,251	1,024,917
Italy	1,778,750	1,712,583	2,119,303
United Kingdom	82,271	93,839	93,366
All other	820,862	852,383	574,725
Total	5,153,896	4,689,056	3,812,311

No customer represents 10% or more of consolidated revenue in 2016, 2015 or 2014.

Long-lived assets are composed of the following:

•                   Systems, equipment and other assets relating to contracts

•                   Property, plant and equipment

Long-lived assets based on the geographical location of the assets are as follows:

	December 31,
($ thousands)	2016	2015

United States	989,374	976,439
Italy	254,052	202,971
United Kingdom	47,388	46,658
All other	266,701	251,127
Total	1,557,515	1,477,195

Employees by Segment

	At December 31,
	2016	2015
North America Gaming and Interactive	6,999	6,533
North America Lottery	2,482	2,514
International	784	781
Italy	1,057	1,714
Corporate Support	1,262	1,001
	12,584	12,543

Annual Reports and Accounts 2016	Page | 129

22.    Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of the Company’s 2015 Equity Incentive Plan (the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. The Company utilizes authorized and unissued shares to satisfy all shares issued under the Plan.

Prior to 2015, stock options and performance share units were provided to employees under the terms of annual performance based plans (the “Old Plans”) as approved by the Board. There are 0.2 million shares available for issuance under the Old Plans. No shares were issued under the Old Plans in 2016 or 2015 and shares are not expected to be issued under the Old Plans in the future.

Stock Options

Stock options are awards that allow the employee to purchase shares of the Company’s stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2016. In 2015, stock options were granted solely to the Company’s Chief Executive Officer, vest in approximately two years from the date of grant subject to certain performance and other criteria, and have a contractual term of approximately seven years.

Stock Awards

Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets. PSUs have a contractual term of 10 years and typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. PSUs awarded in 2015 vest 50% over an approximate one-year period and 50% over an approximate two-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors and employees that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

Annual Reports and Accounts 2016	Page | 130

Stock Option Activity

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2016	5,593,103	18.31
Forfeited	(551,543)	20.54
Exercised	(1,293,566)	15.17
Expired	(726)	11.81
Outstanding at December 31, 2016	3,747,268	19.06	2.59

At December 31, 2016:
Vested and expected to vest	3,372,776	18.93	2.87	22,231
Exercisable	1,795,032	18.40	1.54	12,789

The total intrinsic value of stock options exercised was $7.8 million, $3.3 million and $2.8 million in 2016, 2015 and 2014, respectively.

Fair Value of Stock Options Granted

The Company estimates the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2015 and 2014 was $2.31 and $3.08 per share, respectively.

	2015	2014

Valuation model	Monte Carlo	Binomial
Exercise price ($)	15.53	25.03
Expected option term (in years)	2.38	4.49
Expected volatility of the Company’s stock (%)	35.00	27.72
Risk-free interest rate (%)	1.06	0.25
Dividend yield (%)	5.15	3.63

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Annual Reports and Accounts 2016	Page | 131

Stock Award Activity

A summary of the Company’s stock award activity and related information is as follows:

	PSUs	Weighted Average Grant Date Fair Value ($)	RSUs	Weighted Average Grant Date Fair Value ($)

Nonvested at January 1, 2016	3,299,394	13.50	900,042	19.49
Granted	1,788,050	21.08	117,551	19.14
Vested	(463,239)	23.08	(891,391)	19.48
Forfeited	(303,008)	21.57	(8,651)	19.57
Nonvested at December 31, 2016	4,321,197	15.04	117,551	19.14

At December 31, 2016:
Unrecognized cost for nonvested awards ($ thousands)	10,065		1,051
Weighted average future recognition period (in years)	1.21		0.47

The total vest-date fair value of PSUs vested was $8.4 million, $13.4 million and $11.7 million in 2016, 2015 and 2014, respectively. The total vest-date fair value of RSUs vested was $15.9 million and $8.4 million for 2016 and 2015, respectively. No RSUs vested in 2014.

Fair Value of Stock Awards Granted

During 2016 and 2015, the Company estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition. During 2014, the Company estimated the fair value of PSUs at the date of grant using the average share price during the employee grant acceptance period.

During 2016 and 2015, the Company estimated the fair value of RSUs at the date of grant based on the Company’s stock price adjusted for the exclusion of dividend equivalents. Details of the grants are as follows:

	2016	2015	2014

PSUs granted during the year	1,788,050	2,204,963	426,625
Weighted average grant date fair value ($)	21.08	7.58	23.31

RSUs granted during the year	117,551	1,538,583	—
Weighted average grant date fair value ($)	19.14	19.52	—

Modifications

2015

During the first quarter of 2015, the Company modified the expiration date of outstanding stock options granted in July 2009 from April 8, 2015 to June 30, 2015. The modification affected 58 employees but did not result in any incremental compensation cost.

During the fourth quarter of 2015, the Company modified the performance conditions of outstanding stock options and PSUs granted in July 2013 and 2014, as the original vesting conditions were not expected to be satisfied. The modification affected 223 employees and resulted in $14.6 million of incremental compensation cost.

Annual Reports and Accounts 2016	Page | 132

2014

During the second quarter of 2014, the Company modified the performance conditions of outstanding stock options and PSUs granted in July 2012 and 2013, as the original vesting conditions were not expected to be satisfied. The modification affected 221 employees and resulted in $26.0 million of incremental compensation cost.

Stock-Based Compensation Expense

Total compensation cost for the Company’s stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended December 31,
($ thousands)	2016	2015	2014

Cost of services	1,302	602	970
Cost of sales	330	675	60
Selling, general and administrative	22,304	15,700	12,127
Research and development	2,410	4,223	666
	26,346	21,200	13,823
Transaction expense, net	—	14,867	—
Stock-based compensation expense before income taxes	26,346	36,067	13,823
Income tax benefit	7,846	15,349	4,711
Total stock-based compensation, net of tax	18,500	20,718	9,112

Compensation cost recorded in transaction expense, net, relates to the acceleration of unvested RSUs upon termination of employment following the acquisition of IGT.

Annual Reports and Accounts 2016	Page | 133

23.    Other Income (Expense), Net

	For the year ended December 31,
($ thousands)	2016	2015	2014

Tender premium	—	(73,376)	—
Unamortized debt issuance cost	—	(4,295)	—
Fees	—	(2,040)	—
Capital Securities	—	(79,711)	—

Unamortized debt issuance cost	—	(34,526)	(17,023)
Fees	—	(3,640)	—
Bridge Facility	—	(38,166)	(17,023)

Tender premium	—	—	(88,628)
Unamortized debt issuance cost	—	—	(3,182)
Swap gain	—	—	10,103
5.375% Senior Notes due 2016	—	—	(81,707)

Swap loss	(5,220)	—	—
6.250% Senior Secured Notes due 2022	(5,220)	—	—

Unamortized debt issuance cost - Term loan facility and Revolver B	—	—	(3,542)
Debt modification - Notes due 2018 and 2020	—	—	(3,931)
Total debt related	(5,220)	(117,877)	(106,203)

Gain of sale of available for sale investment	20,365	—	—
Other	3,220	(4,418)	(7,390)
	18,365	(122,295)	(113,593)

In 2016, the Company sold an available for sale investment in the Italy segment for approximately $23.9 million and recognized a gain on sale of $20.4 million.

Annual Reports and Accounts 2016	Page | 134

24.    Earnings Per Share

The following table presents the computation of basic and diluted earnings per share of common stock.

	For the year ended December 31,
($ and shares in thousands, except per share amounts)	2016	2015	2014

Numerator:
Net income (loss) attributable to IGT PLC	211,337	(75,574)	86,162

Denominator:
Weighted average shares, basic	201,511	192,398	173,792
Incremental shares under stock based compensation plans	703	—	698
Weighted average shares, diluted	202,214	192,398	174,490

Basic earnings (loss) per share attributable to IGT PLC	1.05	(0.39)	0.50
Diluted earnings (loss) per share attributable to IGT PLC	1.05	(0.39)	0.49

Stock options to purchase 1.1 million common shares in 2015 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

In addition, 1.5 million outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted earnings per share in 2015 because including them would have had an antidilutive effect due to the net loss position of the Company. There were no stock options or unvested restricted stock awards outstanding in 2016 or 2014 that were considered antidilutive and excluded from the diluted earnings per share calculation.

Annual Reports and Accounts 2016	Page | 135

25.    Related Party Transactions

Amounts receivable from and payable to related parties are as follows:

	December 31,
($ thousands)	2016	2015

Tax related receivables	—	1,286
Trade receivables	71	8
De Agostini Group	71	1,294

Trade receivables	10,970	17,347
Autogrill S.p.A.	10,970	17,347

Trade receivables	1,597	2,086
OPAP S.A.	1,597	2,086

Trade receivables	—	—
Ringmaster S.r.l.	—	—

Total related party receivables	12,638	20,727

Tax related payables	72,916	35,627
Trade payables	27,578	3,354
De Agostini Group	100,494	38,981

Trade payables	365	846
Autogrill S.p.A.	365	846

Trade payables	2,454	524
Ringmaster S.r.l.	2,454	524

Total related party payables	103,313	40,351

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

Annual Reports and Accounts 2016	Page | 136

The following table sets forth transactions with related parties:

	For the year ended December 31,
($ thousands)	2016	2015	2014
Service revenue and product sales
OPAP S.A.	4,437	4,036	3,153
Ringmaster S.r.l.	156	239	535
Autogrill S.p.A.	59	6,060	7,834
De Agostini Group	19	21	380
	4,671	10,356	11,902

Operating costs
Ringmaster S.r.l.	9,535	12,651	14,808
Assicurazioni Generali S.p.A.	3,102	3,003	3,641
Autogrill S.p.A.	678	—	—
Willis Towers Watson	550	5,000	3,300
OPAP S.A.	87	—	—
De Agostini Group	57	569	1,266
	14,009	21,223	23,015

From time to time, the Company makes strategic investments in publicly traded and privately held companies that develop software, hardware and other technologies or provide services supporting its technologies. The Company may purchase from or make sales to these organizations. The Company believes that the terms of each of these arrangements were fair and not less favorable to the Company than could have been obtained from unaffiliated parties.

De Agostini Group

The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

On May 8, 2013, the Company entered into a framework agreement with De Agostini S.p.A. pursuant to which De Agostini S.p.A. may make short-term loans to the Company and the Company may deposit cash with De Agostini S.p.A. on a short-term basis. The framework agreement provided that any such transactions would be in compliance with existing third-party loan covenants and concluded on an arm’s-length basis. The framework agreement was terminated on March 18, 2015, and no transactions were executed under the framework agreement.

Autogrill S.p.A.

A Board member, Gianmario Tondato da Ruos, is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travelers. Under concessions signed with operators of airports, motorways and railway stations in Italy, Autogrill is also a seller of scratch and win (“S&W”) and lottery tickets.

Annual Reports and Accounts 2016	Page | 137

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company’s interactive gaming business pursuant to an agreement dated December 7, 2011.  The Company’s investment in Ringmaster S.r.l. was $0.6 million and $0.5 million at December 31, 2016 and 2015, respectively.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Company as the Vice-Chairman of the Board also serves on Generali’s board of directors. In 2012, the Company entered into a lease agreement to lease the Company’s facility in Rome, Italy from a wholly-owned subsidiary of Generali.

Yeonama Holdings Co. Limited and OPAP S.A.

The Company has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at cost. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, Chief Executive Officer of the Board member, is a member of the Board of Directors of OPAP. GTECH UK Interactive Limited (“GTECH UK”), a subsidiary of the Company, provides sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A. The Company’s investment in Yeonama was $20.3 million and $20.9 million at December 31, 2016 and 2015, respectively.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting. CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Connect Ventures One LP

Since 2011, the Company has held an investment in Connect Ventures One LP, a venture capital fund which targets “early stage” investment operations, with the legal status of limited partnership under English law. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures One LP was $4.2 million and $4.7 million at December 31, 2016 and 2015, respectively. The Company accounts for this investment as an available for sale investment.

Connect Ventures Two LP

Since November 24, 2015, the Company has held an investment in Connect Ventures Two LP. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company.

The Company’s investment in Connect Ventures Two LP was $1.7 million and $0.5 million at December 31, 2016 and 2015, respectively. The Company accounts for its investment as an available for sale investment.

Annual Reports and Accounts 2016	Page | 138

Willis Towers Watson

One of the Board members, James McCann, is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. Another Board member, Sir Jeremy Hanley, is a member of the Board of Directors of Willis Ltd., a subsidiary of Willis Towers. The Company obtains insurance coverage, including director and officer insurance, through subsidiaries of Willis Towers.

Employment Arrangement

Enrico Drago, the son of one of the Board member, Marco Drago, is a board member and Chief Executive Officer of the Company’s wholly owned subsidiary Lottomatica S.p.A. On March 29, 2017, Enrico Drago resigned as CEO and board member of Lottomatica Spa. He continues to serve as a board member of Lottoitalia.

Key Management Personnel

Officer Compensation

Name	Salary ($) (3)	Bonus ($)	Equity Awards ($)(1)	Other ($)(2)	Total ($)
Marco Sala, Chief Executive Officer	905,293	2,457,750	5,135,407	1,693,169	10,191,619
Other Executive Officers	4,046,225	5,499,678	4,962,354	2,976,879	17,485,136

1.              Represents the GAAP grant date fair value of equity compensation vested during fiscal year 2016.

2.              Represents the value of health and welfare benefits received by the officers during 2016 (including medical, dental, disability, life insurance, retirement, relocation, tax preparation and retirement benefits). Also includes car allowances, housing allowances and perquisites.

3.              Marco Sala’s salary is $1,000,000. He is paid 70% in the U.K. in pounds sterling (converted at FX rate 1.34463) and 30% in Italy in euros (converted at FX rate 1.10317). This payment arrangement will require periodic true up to ensure he is paid $1,000,000.

Annual Reports and Accounts 2016	Page | 139

26.                            Auditors’ Remuneration

Beginning with the year ended December 31, 2015, PricewaterhouseCoopers LLP (“PwC US”) is serving as the Company’s independent auditor.

“PwC Entities” means PricewaterhouseCoopers LLP, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network.

Aggregate fees for professional services and other services rendered by PwC Entities in 2016 and 2015 were approximately:

	For the year ended December 31,
($ thousands)	2016	2015

Audit fees	15,497	9,496
Audit-related fees	1,660	3,312
Tax fees	643	1,245
All other fees	853	860
	18,653	14,913

•                   Audit fees consist of fees billed for professional services in connection with the annual financial statements.

•                   Audit-related fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, agreed upon procedures for certain financial statement areas and are not reported under “Audit fees.”

•                   Tax fees consist of fees billed for professional services for tax planning and compliance.

•                   All other fees consist of fees billed for services other than those reported above and mainly comprise services in relation to IP royalty audits.

27.                            Subsequent Events

On March 29, 2017, the Company sold its Reno, Nevada campus for proceeds of $156.0 million and entered into an operating lease agreement with the new owners for a term of 15.5 years with optional renewals.

On April 17, 2017, the Company reached an agreement to sell its social casino subsidiary, Double Down Interactive LLC, to an affiliate of DoubleU Games Co., Ltd. (“DoubleU Games”), a global social casino operator headquartered in Seoul, South Korea, for a cash purchase price of approximately $825 million (the “Sale”). Upon the closing of the Sale, the parties will enter into a game development and distribution agreement pursuant to which DoubleU Games will offer the Company’s extensive casino game library on DoubleU Games’ social casino platforms, in exchange for ongoing royalties to the Company. The Sale has been approved by the board of directors of each of the Company and DoubleU Games, and remains subject to customary closing conditions, including regulatory approvals. The Sale is anticipated to be completed in the second quarter of 2017.

Annual Reports and Accounts 2016	Page | 140

28. The Parent’s Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2016:

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Holding company		100.00
Anguilla Lottery and Gaming Company Limited	Barrow Building, PO Box 771, The Valley, Anguilla	Lottery operator		100.00
Antigua Lottery Company Limited	Fitzgerald House, Church & Cross Streets, St. John’s, Antigua	Lottery operator		100.00
Atronic Australia Pty Ltd	Level 10, 530 Collins Street, Melbourne Victoria 3000, Australia	Gaming machine operator and game designer		100.00
Atronic Australien GmbH	Ravensberger Straße 41, 32312, Lubbecke, Germany	Casino technology producer and distributor	100.00
Beijing GTECH Computer Technology Company Limited	R1101-1102, 11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China (PRC)	Technical support and software development provider		100.00
Big Easy S.r.l.	Viale del Campo Boario, 56/d Roma	Electronic devices consultancy		51.00	49.00
Big Macao S.r.l.	Viale del Campo Boario, 56/d Roma	Gaming hall management		100.00
BillBird S.A.	ul. KAMIENNA, nr 21, lok., miejsc. KRAKÓW, kod 31-403, poczta KRAKÓW, Poland	Electronic bill payment services		100.00

Annual Reports and Accounts 2016	Page | 141

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
BringIt, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Online social gaming provider		100.00
Business Venture Investments No 1560 Proprietary Limited	GLMI House, Harlequins Office Park, 164 Totius Street, Groenkloof Pretoria, 0127, South Africa	Lottery technology and lottery support services provider		100.00
Caribbean Lottery Services, Inc.	2135 (11A) Company Street, Christiansted, St. Croix U.S. Virgin Islands 00802	Lottery services and financial support provider		100.00
CartaLis Inel S.p.A.	Viale del Campo Boario, 56/d Roma	E-money issuer		85.00	15.00
Casablanca Gaming Group AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187, Sweden	Holding company		100.00
Casagaming Holding Ltd	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Holding company		99.00	1.00
Casagaming Ltd	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Inactive company		99.00	1.00
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	Lottery computer software and hardware developer		100.00
Consel Consorzio Elis	Via Sandro Sandri, 45, 00159 Roma	Public services provider		0.10	99.90
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma	National deferred and instant lotteries automated management services		63.00	37.00

Annual Reports and Accounts 2016	Page | 142

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
Cyberview International, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Gaming products distributor		100.00
Data Transfer System Inc.	1209 Orange Street, Wilmington, DE 19801, United States	Equipment and license software provider		100.00
Double Down Interactive LLC	605 Union Station, Suite 300, 5th Avenue South, Seattle, WA 98104, United States	Online social gaming and DoubleDown™ Casino developer		100.00
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Holding company		100.00
Dreamport do Brasil Ltda.	Alameda dos Nhambiquaras, 1631, Ground Floor, Moema, 04090-013, Sao Paulo, Brazil	Gaming, lottery consulting and services provider		100.00
Dreamport Suffolk Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Minority interest holding company		100.00
Dreamport, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	Casino video lottery terminal development		100.00
Eagle Ice AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187. Sweden	Inactive company		100.00
Entraction Holding AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187. Sweden	Online gaming products and services provider		100.00
Entraction Mobile AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187. Sweden	Inactive company		100.00

Annual Reports and Accounts 2016	Page | 143

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
Europrint (Promotions) Limited	Lancaster House, 52 Preston New Road, Blackburn, Lancashire,BB2 6AH, United Kingdom	Newspaper lottery games designer		100.00
Europrint Holdings Limited	Lancaster House, 52 Preston New Road, Blackburn, Lancashire,BB2 6AH, United Kingdom	Management services provider		100.00
Gaming Productions Holding Limited	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Holding company		99.00	1.00
GTECH (Gibraltar) Holdings Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	Holding company		100.00
Hudson Alley Software, Inc.	179 Christopher Street, New York, NY 10014, United States	Software solutions provider	100.00
IGT (Gibraltar) Solutions Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	Management services provider		100.00
GTECH Asia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Holding company		100.00
GTECH Brasil Ltda.	Alameda dos Nhambiquaras, 1631, Ground Floor, Moema, 04090-013, Sao Paulo, Brazil	Gaming, lottery consulting and services provider		100.00
IGT Far East Pte Ltd	8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore	Lottery terminal maintenance provider		100.00
IGT France SARL	19, Boulevard Malesherbes, 75008 Paris, France	Software provider, online lottery systems maintenance, and instant ticket validation		100.00
GTECH German Holdings Corporation GmbH	Ravensberger Straße 41, 32312, Lubbecke, Germany	Holding company	100.00

Annual Reports and Accounts 2016	Page | 144

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
GTECH GmbH	Weseler Straße 253, 48151, Munster, Germany	Computer gambling systems provider		100.00
GTECH Malta Casino Limited	2, Belvedere Court, Triq Il-Qaliet, St. Julians STJ 3255, Malta	Web-based casino gaming provider		99.99	0.01
GTECH Malta Holdings Limited	2, Belvedere Court, Triq Il-Qaliet, St. Julians STJ 3255, Malta	Holding company		99.99	0.01
GTECH Malta Poker Limited	2, Belvedere Court, Triq Il-Qaliet, St. Julians STJ 3255, Malta	Web-based poker provider		99.99	0.01
GTECH Management P.I. Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Maintenance support provider		100.00
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Mexico City, Mexico 11810	Inactive company		100.00
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	Inactive company		100.00
GTECH Spain S.A.	El Prat de Llobregat, Calle Selva 12, planta 1a, Modulo A2 08820, Barcelona, Spain	Gambling marketing and operations		100.00
GTECH Sweden AB	Halsingegatan 40 12tr, 113 43 Stockholm, Sweden	Manufacturer, builder and supplier		100.00
GTECH Sweden Interactive AB	Box 3243, 350 53 Vaxjo, Sweden	Gaming systems provider		100.00
GTECH Ukraine	3-A Leiptsygska Street, Kyiv, Ukraine	Manufacturer, builder and supplier		100.00

Annual Reports and Accounts 2016	Page | 145

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT VIA DOMINNICAN REPUBLIC f/k/a GTECH VIA DR, SAS	Avenida Estrella Sadhala, Esquina Bartolome Colon, Edificio Hache, Primer Piso, Santiago, Dominican Republic	Commercial services provider		100.00
GTECH WaterPlace Park Company, LLC	1209 Orange Street, Wilmington, DE 19801, United States	Shell company		100.00
GTECH West Africa Lottery Limited	98, Awolowo Road, Ikoyi, Nigeria	Lottery infrastructure developer		100.00
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	Sales and service provider		96.67	3.33
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	Gaming device manufacturer and distributor		100.00
IGT	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Gaming device manufacturer and distributor		100.00
IGT - UK Group Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Holding company		100.00
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Bristish Channel Islands	Internet gaming software provider and operator		100.00
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Bristish Channel Islands	Internet gaming software provider and operator		100.00
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Bristish Channel Islands	Internet gaming software provider and operator		100.00
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Bristish Channel Islands	Inactive company		100.00

Annual Reports and Accounts 2016	Page | 146

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Bristish Channel Islands	Internet gaming software provider and operator.		100.00
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Bristish Channel Islands	Incurs operating costs		100.00
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	Internet gaming software provider and operator		100.00
IGT (UK1) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Internet gaming software provider and operator		100.00
IGT (UK2) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Lottery and mobile gaming provider		100.00
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau	Market gaming provider		99.92	0.08
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, Singapore 498789	Gaming equipment distributor and manufacturer		100.00
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	Computer hardware and computer software provider		100.00
IGT Australasia Corporation f/k/a GTECH Australasia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery system maintenance services provider		100.00
IGT Austria GmbH f/k/a GTECH Austria GmbH	Seering 13-14, 8141 Unterpremstätten, Austria	Gaming manufacturer		100.00

Annual Reports and Accounts 2016	Page | 147

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT Canada Solutions ULC (f/k/a GTECH Canada ULC)	1959 Upper Water Street, Suite 900, Halifax B3J 3N2 Nova Scotia, Canada	Video lottery games developer and manufacturer	100.00
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	CRA 45 108 A 50 Piso 5, Bogota, Colombia	Commercial services		100.00
IGT Comunicaciones Colombia Ltda. f/k/a GTECH Comunicaciones Colombia Ltda.	TV 18 No. 96-41 P 5, Bogota, Colombia	Communication services provider		100.00
IGT Czech Republic LLC f/k/a GTECH Czech Republic LLC	1209 Orange Street, Wilmington, DE 19801, United States	Maintain operate and manage the assets, equipment and licenses		37.00	63.00
IGT Denmark Corporation f/k/a GTECH Northern Europe Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery support & maintenance services to Danish lottery customer		100.00
IGT do Brasil Ltda.	Avenida das Nações Unidas, 14171, 15º Andar, City of São Paulo, State of São Paulo	Inactive company		99.99	0.01
IGT Dutch Interactive LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam Netherlands	Operate patents and licenses		100.00
IGT Estonia OÜ	Kawe Plaza, Parnu mnt 15, 10141 Tallinn, Estonia	Customer service provider		100.00
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Holding company		100.00
IGT GAMES SAS f/k/a GTECH SAS	CRA 45 108 A 50 Piso 5, Bogota, Colombia	Execution of licensing contracts		100.00

Annual Reports and Accounts 2016	Page | 148

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Ravensberger Straße 41, 32312, Lubbecke, Germany	Slot machines and casino systems manufacturer and distributor		100.00
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	Systems support services		100.00
IGT Global Solutions Corporation f/k/a GTECH Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Gaming technology and services company		100.00
IGT Hong Kong Limited	26th Floor, No. 8 Queen’s Road Central. Hong Kong	Gaming equipment marketer and distributor		100.00
IGT India Private Limited f/k/a GTECH India Private Limited	2nd Floor, NCC House, Sy. No. 64, Madhapur, Hyderabad, Kurnool, Telangana 500081, India	Software development services provider		100.00
IGT Indiana LLC f/k/a GTECH Indiana, LLC	1302 N. Meridian Street, Indianapolis, IN 46202, United States	Lottery system and support services provider		100.00
IGT Interactive (Malta) Holding Ltd	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Holding company		99.00	1.00
IGT Interactive (Sweden) AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21, Stockhom, 11187, Sweden	Systems and software developer and distributor		100.00
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Holding company		35.83	64.17
IGT Interactive Emop (Malta) Limited	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Gaming operator		99.00	1.00

Annual Reports and Accounts 2016	Page | 149

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Holding company		86.17	13.83
IGT Interactive Investment (Malta) Holding Limited	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Inactive company		99.00	1.00
IGT Interactive Network (Malta) Holding Limited	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Holding company		99.00	1.00
IGT Interactive Network (Malta) Limited	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Inactive company		99.00	1.00
IGT Interactive Operation (Malta) Ltd	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Inactive company		99.00	1.00
IGT Interactive, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Internet gaming software provider and operator		100.00
IGT International Holdings 1 LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00
IGT International Treasury B.V.	Galwin 2, 1046 AW Amsterdam Netherlands	Holding company		100.00
IGT International Treasury Holding LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00
IGT Ireland Operations Limited f/k/a GTECH Ireland Operations Limited	Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland	Gaming and lottery technology provider		100.00

Annual Reports and Accounts 2016	Page | 150

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Viale del Campo Boario, 56/d Roma	Video lotteries machines		100.00
IGT Japan K.K.	Oak Minami-Azabu Building 2F, 3-19-23 Minami-Azabu, Minato-ku, Tokyo, Japan 106-0047	Inactive company		100.00
IGT Juegos S.A.S.	AK 45 (Autopista Norte), No. 108a-50, Bogota D.C., Colombia	Online lottery operator		60.00	40.00
IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	Gaming and lottery software and hardware		100.00
IGT Latin America Corporation f/k/a GTECH Latin America Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery system and support services provider		80.00	20.00
IGT Mexico Lottery S. De R.L. de C.V. f/k/a GTECH Servicios de Mexico, S. de R.L. de C.V.	Rio Marine, No. 19, 5º. Piso, Col. Cuauhtemoc, Mexico, D.F.	Lotteries, betting and gambling services provider		100.00
IGT Monaco S.A.M. f/k/a GTECH Monaco S.A.M. f/k/a Spielo International Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-Nº 22, 98000, Monaco	Industrial, commercial, financial, securities and real estate operations		98.00	2.00
IGT Peru Solutions S.A. f/k/a GTECH Peru S.A. f/k/a Spielo International Peru S.A.	Av. Manuel Olguin, Officina 1001-1002, Santiago de Surco, Lima, Peru	Terminal assembly, production and distribution		98.00	2.00
IGT Poland Sp. zoo.o f/k/a GTECH Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	Telecommunication network design and installation		100.00

Annual Reports and Accounts 2016	Page | 151

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT Rhode Island LLC f//k/a GTECH Rhode Island LLC	450 Veterans Memorial Parkway, Suite 7A, East Providence, RI 02914, United States	Inactive company		100.00
IGT Slovakia Corporation f/k/a GTECH Slovakia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery system and support services provider		100.00
IGT Spain Lottery S.L. f/k/a GTECH Global Lottery S.L.	El Prat de Llobregat, Barcelona 08820, Spain	Lotteries, bets, draws, combinations at random provider		100.00
GTECH Sweden Investment AB	Honnorsgatan 2, Vaxjo 35053, Sweden	Provides employees with share-based incentive compensation		100.00
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	Game software and system software development		100.00
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim f/k/a GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Nasuh Akar Mah. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	Hardware and software systems operator		99.60	0.40
IGT U.K. Limited f/k/a GTECH U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	Games and lottery provider		100.00
IGT UK Games Limited f/k/a GTECH UK Games Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	Online interactive betting games provider		100.00
IGT UK Interactive Holdings Limited f/k/a GTECH Sports Betting Solutions Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	Manufacturer, builder and supplier		100.00

Annual Reports and Accounts 2016	Page | 152

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
IGT UK Interactive Limited (f/k/a GTECH UK Interactive Limited)	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	Sports betting systems provider		100.00
IGT Worldwide Services Corporation f/k/a GTECH Worldwide Services Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Employment services		100.00
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	Gaming services provider		100.00
IGT-China, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00
IGT-Europe B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Distribution and sales		100.00
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtúni 3800, Selfoss	Distribution		100.00
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	Technical service provider		100.00
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560 Mexico	Commercialisation of gaming machines and software		99.99	0.01
IGT-UK Gaming Limited	Quay West, Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Casino market product distribution		100.00
Innoka Oy	Rajatorpantie 41 C 01640 Vantaa, Finland	Lottery applications and games developer		81.00	19.00
Interactive Games International Limited	Lancaster House, 52 Preston New Road, Blackburn, BB2 6AH, United Kingdom	Development, marketing and sale of interactive media games and lottery		100.00

Annual Reports and Accounts 2016	Page | 153

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
International Game Technology	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Holding company of the legacy IGT	100.00
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, NZ	Product support provider		100.00
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020, Madrid, Spain	Amusement with prize design and development		100.00
International Game Technology S.R.L.	Av. Manuel Olguín 511, oficina 1001-1002, Santiago de Surco, Lima	Products marketing and distribution		99.99	0.01
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	Lottery and gaming systems support	100.00
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	Distributor and operator		100.00
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher	Holding company		100.00
LIS Istituto di Pagamento S.p.A.	Via Staro, 4 - Milano	Payment services and activities		100.00
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma	Automated management services		64.00	36.00
Lottery Equipment Company	39 Predslavynska Street, Kyiv, 03150 Ukraine	In liquidation		100.00
Lottoitalia S.r.l.	Viale del Campo Boario, 56/d Roma	Lottery and gaming management		61.50	38.50
Lottomatica Giochi e Partecipazioni S.r.l.	Viale del Campo Boario, 56/d Roma	Undertaking and management of stock interests	100.00

Annual Reports and Accounts 2016	Page | 154

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
Lottomatica Holding S.r.l.	Viale del Campo Boario, 56/d Roma	Organisation, management of traditional games and/or lotteries		100.00
Lottomatica Italia Servizi S.p.A.	Viale del Campo Boario, 56/d Roma	Management of automated services		100.00
Lottomatica S.p.A.	Viale del Campo Boario, 56/d Roma	Management of automated Lotto services		100.00
Lottomatica Scommesse S.r.l.	Viale del Campo Boario, 56/d Roma	License operation and management		100.00
Lottomatica Videolot Rete S.p.A.	Viale del Campo Boario, 56/d Roma	Operational management of the network for the management of gaming		100.00
Loxley GTECH Technology Co., Ltd	102 Na Ranong Road, Klongtoey, Bangkok Metropolis, Thailand	Computer products and systems sales and leasing		49.00	51.00
Neurosoft S.A.	466, Irakliou Avenue & Kiprou str., 141 22 Iraklio, Attica, Greece	Technology consultancy		16.58	83.42
Northstar Lottery Group, LLC	108 North LaSalle Street, Suite 1810, Chicago, IL 60601, United States	Lottery operations		80.00	20.00
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	Holding Company		50.15	49.85
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	Lottery management services		82.31	17.69
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	Goods and services provider		70.00	30.00

Annual Reports and Accounts 2016	Page | 155

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
Online Transaction Technologies SARL a Associe Unique	Twin Center, Tour A Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	Inactive company		100.00
Optima Gaming Service S.r.l.	Viale del Campo Boario, 56/d Roma	Gaming apparel management		100.00
Orbita S.p. z o.o.	ul. KAMIENNA, nr 21, lok., miejsc. KRAKÓW, kod 31-403, poczta KRAKÓW, Poland	Machine repair and maintenance		100.00
Oy GTECH Finland Ab	c/o Veikkaus Oy, Karhunkierros 4, 01009 Veikkaus, Vantaa, Finland	Games and lotteries installation		100.00
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma	Printed documents, forms and value papers sales and production		100.00
Playyoo SA	Lugano, Canton Ticinio, Switzerland	Software, applications and information services development		100.00
Poker Provider Limited	Level 3, The Penthouse, Tower Business Centre, Tower Street, Swatar, Birkirkara BKR4013	Holding company		99.00	1.00
Powerhouse Technologies, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Inactive company		100.00
Probability Games Corporation Limited	3rd Floor, 10 Finsbury Square, London EC2A 1AF, United Kingdom	Information technology consultancy		100.00
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	B2C Mobile online gaming		100.00
Prodigal Lottery Services, N.V.	Walter J.A. Nisbeth Road, 63 Philipsburg, St. Maarten	Lottery business operations		100.00

Annual Reports and Accounts 2016	Page | 156

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
Retail Display and Service Handlers, LLC	1209 Orange Street, Wilmington, DE 19801, United States	Lottery provider		100.00
Ringmaster S.r.l.	Corso Francia, 110 - Torino	Software and hardware production, development and maintenance		50.00	50.00
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma	Telecommunication services implementation and management		100.00
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	Lease office space and provide services to customers		100.00
Siam GTECH Company Limited	26th Floor, The Offices at Central World, No. 999/9, Rama 1 Road, Pathumwan Sub-district, Pathumwan District, Bangkok, Thailand	Computer hardware and software provider		99.97	0.03
Spielo International Argentina S.r.l.	Tucuman 255, Piso 3, Oficina “A”, Capital Federal, Argentina	Computer hardware and software provider		86.45	13.55
St. Kitts and Nevis Lottery Company, Ltd.	C18, The Sands Complex, Bay Road, Basseterre, St. Kitts	Lottery operator		100.00
Surfit i Nacka AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21, Stockhom, 11187, Sweden	Inactive company		100.00
Technology and Security Printing S.r.l.	Viale del Campo Boario, 56/d Roma	Gaming books and magazines printing and production		100.00
Technology Risk Management Services, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	Insurance reinsurer		100.00

Annual Reports and Accounts 2016	Page | 157

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non- controlling interests
			(%)	(%)	(%)
UTE Logista-GTECH, Law 18/1982, No. 1	Trigo nº 39, Polígono Industrial Polvoranca, Leganés, Madrid, Spain	Rendering of services to charitable organisations		50.00	50.00
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	Instant tickets producer		100.00
VIATEC S.r.l.	Teniente General J.D. Peron 1219, Pis 7 “25”, Buenos Aires, Argentina	Servers and networks maintenance		100.00
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Video gaming devices manufacturer and distributor		100.00

Joint Ventures
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Holding and provision of technical services		50.00	50.00
Technology and Security Printing S.r.l.	Viale del Campo Boario, 56/d Roma	Inactive company		50.00	50.00

Associates
Ringmaster S.r.l.	Corso Francia, 110 - Torino	Computer technology services		50.00	50.00
Yeonama Holdings Co. Limited	Vyronos, 36 Nicosia Tower Center, 8th Floor, PC1506, Nicosia, Cyprus	Holding company		30.00	70.00

Annual Reports and Accounts 2016	Page | 158

INDEX TO COMPANY FINANCIAL STATEMENTS

Company Balance Sheet	160
Company Income Statement	161
Company Statement of Comprehensive Income	162
Company Statement of Cash Flows	163
Company Statement of Changes in Equity	164
Notes to the Company Financial Statements	165

Annual Reports and Accounts 2016	Page | 159

International Game Technology PLC

Company Balance sheet

($ thousands)

		As at 31 December
	Note	2016	2015
ASSETS
Non Current assets:
Property, plant and equipment, net		2,057	2,326
Non current financial assets		17,894	11,757
Deferred income taxes		4,827	24,502
Investments in subsidiaries	5	3,995,618	3,967,887
Loans receivable from related parties	6	7,437,919	7,687,177
Total non current assets		11,458,315	11,693,649

Cash and cash equivalents		29,904	53,985
Other current assets		3,803	5,030
Current financial assets		1,079	2,006
Receivables from related parties	6	9,186	3,053
Loans receivable from related parties	6	57,934	65,663
Total current assets		101,906	129,737
Total assets		11,560,221	11,823,386

EQUITY AND LIABILITIES
Equity
Share Capital	8	20,228	20,024
Share Premium		18,930	8,611
Retained earnings	8	3,605,004	3,651,812
Other reserves		151,192	145,792
Total equity		3,795,354	3,826,239

Non current liabilities
Long term debt, less current portion	7	6,295,974	6,532,661
Loans payable to related parties	6	476,426	66,901
Non current financial liabilities		14,865	9,845
Total non-current liabilities		6,787,265	6,609,407

Accounts payable		15,640	7,504
Other current liabilities		2,811	1,131
Current portion of long term debt	7	158,854	164,872
Loans payable to related parties	6	782,830	1,183,288
Payables to related parties	6	14,718	14,641
Current financial liabilities		2,749	—
Income taxes payable		—	16,304
Total current liabilities		977,602	1,387,740

Total liabilities		7,764,867	7,997,147
Total equity and liabilities		11,560,221	11,823,386

The accompanying notes are an integral part of the Company financial statements.

The Company financial statements were approved by the Board of Directors on 19 April 2017 and signed on its behalf on 19 April 2017 by:

Marco Sala

Chief Executive Officer

Company registration number: 09127533

Annual Reports and Accounts 2016	Page | 160

International Game Technology PLC

Company Income Statement

($ thousands)

		For the years ended

		31 December
	Note	2016	2015
Selling, general and administrative		50,495	14,264
Restructuring expense		1,054	8,453
Transaction expense, net		1,750	17,566
Total operating expenses		53,299	40,283

Operating loss		(53,299)	(40,283)

Interest income		15	4
Related party interest income, net	6	440,752	316,361
Other income		—	1,557
Related party other income, net	6	10,801	112,757
Other expense		(5,189)	(41,917)
Foreign exchange gain, net		98,563	13,578
Interest expense	9	(379,208)	(342,057)
Total non-operating income		165,734	60,283

Profit before income tax		112,435	20,000

Income tax (expense)/credit	10	(20,339)	6,095

Profit for the year		92,096	26,095

The accompanying notes are an integral part of the Company financial statements.

Annual Reports and Accounts 2016	Page | 161

International Game Technology PLC

Company Statement of Comprehensive Income

($ thousands)

	For the years ended

	31 December
	2016	2015
Profit for the year	92,096	26,095

Items that may be reclassified to the statement of profit and loss in subsequent year

Foreign currency translation adjustments	(230)	22
Unrealised gain (loss) on available-for-sale investments	5,630	(766)
Other comprehensive income (loss)	5,400	(744)

Total comprehensive income	97,496	25,351

The accompanying notes are an integral part of the Company financial statements.

Annual Reports and Accounts 2016	Page | 162

International Game Technology PLC

Company Statement of Cash Flows

($ thousands)

		For the years ended
		31 December
	Note	2016	2015
Operating activities
Profit before income tax		112,435	20,000
Adjustments for:
Related party interest income	6	(471,489)	(332,985)
Non-cash foreign exchange gain, net		(98,564)	(13,578)
Income taxes paid		(14,690)	(17,081)
Interest income		(15)	(4)
Gain on sale of subsidiary		—	(128,082)
Bridge facility termination		—	39,338
Depreciation		336	165
Share based payment expense	13	5,384	1,167
Related party interest expense	6	30,737	16,624
Interest expense	9	379,208	342,057
Cash flows before changes in operating assets and liabilities		(56,658)	(72,379)
Changes in operating assets and liabilities:
Trade accounts receivable		(14)	—
Amounts from/due to related parties		(3,115)	14,519
Accounts payable		(1,424)	(54,292)
Other assets and liabilities		18,819	(33,657)
Net cash flows used in operating activities		(42,392)	(149,652)

Investing activities
Related party loans receivable, net		207,754	(2,254,798)
Acquisition of IGT, net of cash acquired		—	(1,972,968)
Capital expenditures		(68)	(2,490)
Investment in available for sale securities		(1,734)	(1,290)
Investment in subsidiary		(12,912)	(977)
Interest received		15	4
Net cash flows generated from/(used in) investing activities		193,055	(4,232,519)

Financing activities
Interest paid		(361,160)	(156,088)
Dividends paid		(161,179)	(79,869)
Principal payments on long-term debt		(145,952)	(716,705)
Related party interest paid		(12,929)	—
Debt issuance costs paid		(10,239)	(75,969)
Cash transferred upon merger of GTECH into the Company		—	(83,237)
Proceeds from escrow		—	16,654
Capital contribution		—	57,015
Proceeds from share options		12,699	8,671
Related party loans payable, net		34,358	735,614
Related party interest received		468,794	275,089
Proceeds from issuance of long-term debt		—	4,449,810
Other		—	(324)
Net cash flows (used in)/generated from provided by financing activities		(175,608)	4,430,661

Net (decrease)/increase in cash and cash equivalents		(24,945)	52,333
Effect of exchange rate changes on cash		864	369
Cash and cash equivalents at the beginning of the year		53,985	1,283
Cash and cash equivalents at the end of the year		29,904	53,985

The accompanying notes are an integral part of the Company financial statements.

Annual Reports and Accounts 2016	Page | 163

International Game Technology PLC

Company Statement of Changes in Equity

($ thousands)

	Share		Retained
	Capital	Share	Earnings	Other	Total
	(Note 8)	Premium	(Note 8)	Reserves	Equity
Balance at 1 January 2015	81	650	(63,330)	—	(62,599)

Income after tax for the period	—	—	26,095	—	26,095
Other comprehensive loss	—	—	—	(744)	(744)
Total comprehensive income	—	—	26,095	(744)	25,351

Capital contribution	—	57,015	—	—	57,015
Holdco Merger and other movements	19,771	—	8,592	3,804,776	3,833,139
Capitalisation of merger reserve	—	3,658,240	—	(3,658,240)	—
Dividend distribution	—	—	(79,869)	—	(79,869)
Capital reduction	—	(3,715,905)	3,715,905	—	—
Shares issued under share based award plans	112	—	—	—	112
Shares issued upon exercise of share options	60	8,611	—	—	8,671
Non-cash investment in subsidiaries	—	—	43,252	—	43,252
Share based payment expense	—	—	1,167	—	1,167
Balance at 31 December 2015	20,024	8,611	3,651,812	145,792	3,826,239

Profit after tax for the year	—	—	92,096	—	92,096
Other comprehensive income	—	—	—	5,400	5,400
Total comprehensive income	—	—	92,096	5,400	97,496

Dividend distribution	—	—	(161,179)	—	(161,179)
Shares issued under share award plans	108	(1,363)	—	—	(1,255)
Shares issued upon exercise of share options	96	11,682	—	—	11,778
Share based payment expense	—	—	5,384	—	5,384
Non-cash investment in subsidiaries	—	—	16,891	—	16,891
Balance at 31 December 2016	20,228	18,930	3,605,004	151,192	3,795,354

The accompanying notes are an integral part of the Company financial statements.

Annual Reports and Accounts 2016	Page | 164

Notes to the Company Financial Statements

1.            General Information

As indicated in the Strategic Report, International Game Technology PLC (the “Company”) is a public limited company incorporated in England and Wales. The Company is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”) and the sole shareholder of International Game Technology, a Nevada corporation (“IGT”).

The Company’s registered office is located at 2nd Floor, Marble Arch House, 66 Seymour Street, London, W1H 5BT, U.K.

On 7 April 2015, GTECH acquired IGT through:

•                   the merger of GTECH with and into the Company (the “Holdco Merger”), and

•                   the merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of the Company with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

Prior to the Mergers, the Company conducted no activities other than those incidental to its formation and essentially had no assets or operations.

The principal activities of the Company are make investments and provide loans to the subsidiaries in the Group.

Annual Reports and Accounts 2016	Page | 165

2.            Summary of Significant Accounting Policies

The Company’s financial statements and accompanying notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS, reflect the application of significant accounting policies described below and elsewhere in the notes to the Company’s financial statements.

Basis of Preparation

The Company’s financial statements have been prepared in accordance with IFRS and the interpretations issued by the IFRS Interpretations Committee.

The financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial instruments, and available-for-sale financial investments that have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000) (except share data) unless otherwise indicated.

The principal accounting policies have been consistently applied throughout the year.

The financial statements are prepared on a going concern basis.

Format of the Company’s Financial Statements

The Company presents assets and liabilities in its balance sheet based on a current/non-current classification. An asset is current when it is:

•                         expected to be realised or intended to be sold or consumed in a normal operating cycle;

•                         held primarily for the purpose of trading;

•                         expected to be realised within 12 months after the reporting period; or

•                         cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•                         it is expected to be settled in the normal operating cycle;

•                         it is held primarily for the purpose of trading;

•                         it is due to be settled within 12 months after the reporting period; or

•                         there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period.

Deferred tax assets and liabilities are classified as non-current assets and non-current liabilities.

The income statement is presented using a classification based on the function of expenses, rather than based on the nature of expense, as management believes this presentation provides information that is more relevant.

The statement of changes in equity includes only details of transactions with owners.

Comprehensive income is presented in two statements: a separate income statement and a statement of comprehensive income.

Annual Reports and Accounts 2016	Page | 166

The statement of cash flows are presented using the indirect method.

The Company’s principal accounting policies are described below.

Use of Estimates

The preparation of the Company’s financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Company in preparing these financial statements include the timing of revenue recognition, allowance for doubtful accounts and credit losses, the amount of the provision for income taxes, and the valuation of deferred taxes.

Foreign Currency Translation

The Company’s financial statements are presented in U.S. dollars.

Transactions and Balances

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised by the Company at their respective functional currency rates prevailing at the date of the transaction. At the end of each reporting period, foreign currency monetary items are retranslated at the functional currency spot exchange rate in effect at the reporting date. The resulting foreign currency exchange differences are recorded in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Fair Value of Financial Instruments

The Company applies the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, as well as those financial assets and liabilities that are not measured at fair value but for which fair value is disclosed.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. The guidance establishes a three-tiered fair value hierarchy that prioritises inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

•                         Level 1: unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date;

•                         Level 2: inputs that are observable in the marketplace other than those inputs classified as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•                         Level 3: inputs that are unobservable in the marketplace and significant to the valuation.

Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgements, and changes in these factors can materially affect fair value estimates.

Annual Reports and Accounts 2016	Page | 167

For financial assets and financial liabilities that are recognised at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The carrying amounts reported in the Company’s balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Debt Issuance Costs and Premiums/Discounts

The Company accounts for incremental costs directly attributable to realising the proceeds of a debt issuance (“debt issuance costs”) and the difference between the net proceeds received upon debt issuance and the amount payable at maturity as adjustments to the carrying amount of the debt on its balance sheets. These adjustments are amortised to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term.

Investments in Subsidiaries

Investments in subsidiaries are held at cost less accumulated impairment losses, if any.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on hand and short-term highly liquid investments with an original maturity of 90 days or less. Cash equivalents are stated at cost.

Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the income tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Income Tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised except:

•                         when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

Annual Reports and Accounts 2016	Page | 168

•       in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

•       when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

•       in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognised outside income or loss is recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based Compensation

Share-based compensation represents the cost related to share-based awards granted to directors and employees. The Company measures share-based compensation cost at the grant date, based on the  estimated fair value of the award and recognises the cost as expense, net of estimated forfeitures, over the vesting period. The Company’s accounting policy is to follow the tax law ordering approach regarding net operating losses and determining when tax benefits are realised related to excess share option deductions that are recorded to equity. For awards that contain only a service vesting feature, the Company recognises compensation cost on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, the Company recognises compensation cost on a graded-vesting basis over the awards’ expected vesting period.

Adoption of New and Revised International Financial Reporting Standards

The Company’s accounting policies adopted in the preparation of the 2016 financial statements are consistent with those of the previous financial year.

Annual Reports and Accounts 2016	Page | 169

International Financial Reporting Standards issued and effective:

The Company has considered new guidance applicable in 2016 and has concluded that it does not have a significant impact on the Financial Statements.

International Financial Reporting Standards issued but not yet effective:

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they are endorsed and become effective. None of these is expected to have a significant effect on the Company’s financial statements:

•      IFRS 9, Financial instruments which addresses the classification, measurement, and recognition of financial assets and liabilities, was issued in July 2015. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income, and fair value through profit and loss. The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted;

•      IFRS 15, Revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 will only impact revenue that is it not governed by IAS 39. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier adoption is permitted;

•      IFRS 16, Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance, and cash flows of the entity. The standard replaces IAS 17 Leases and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16;

•                         amendments to IAS 7, Statement of cash flows, were issued in January 2016. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. These amendments are effective for annual periods beginning on or after 1 January 2017 and will affect disclosure only;

•                         amendments to IAS 12, Income taxes were issued in January 2016. These amendments on the recognition of deferred tax assets for unrealised losses clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after 1 January 2017;

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•       amendments to IFRS 2, Share based payments were issued in June 2016. These amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after 1 January 2018;

•       amendments to IFRS 4, Insurance contracts regarding the implementation of IFRS 9, Financial instruments were issued in September 2016. These amendments introduce two approaches: an overlay approach and a deferral approach. The amended standard will (1) give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and (2) give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39. These amendments are effective for annual periods beginning on or after 1 January 2018;

•       amendments to IAS 40, Investment property were issued in December 2016. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use, there should be an assessment of whether the property meets the definition. This change must be supported by evidence. These amendments are effective for annual periods beginning on or after 1 January 2018;

•       annual improvements 2014-2016. These amendments impact 3 standards and were issued in December 2016:

▪                   IFRS 1, First-time adoption of IFRS, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018;

▪                   IFRS 12, Disclosure of interests in other entities regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017;

▪     IAS 28, Investments in associates and joint ventures regarding measuring an associate or joint venture at fair value effective 1 January 2018; and

•                         IFRIC 22, Foreign currency transactions and advance consideration was issued in December 2016. The interpretation addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. It provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice. The interpretation is effective for annual periods beginning on or after 1 January 2018; and

•                         only IFRS 9 and 15 have been endorsed by the European Union. All other standards, amendments, and interpretation above are yet to be endorsed. There are no other IFRS or IFRS interpretations that are not yet effective that would be expected to have a material impact on the Company.

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3.            Fair value of financial assets and liabilities

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis as at 31 December 2016 and 2015. There are no financial assets and liabilities measured at fair value on a non-recurring basis.

	As at 31 December 2016

($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Derivative Assets:
Interest rate swaps	1,079	—	1,079	—	1,079

Available for Sale Investments:
Available for sale investments	17,894	12,018	—	5,876	17,894

Derivative Liabilities:
Interest rate swaps	13,709	—	13,709	—	13,709

	As at 31 December 2015

($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Derivative Assets:
Interest rate swaps	1,963	—	1,963	—	1,963

Available for Sale Investments:
Available for sale investments	11,757	6,635	—	5,122	11,757

Derivative Liabilities:
Interest rate swaps	8,958	—	8,958	—	8,958

Valuation Techniques and Balance Sheet Presentation

Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as current assets and non-current liabilities in the Company’s balance sheet.

Available for sale investments were valued using quoted market prices when available. Available for sale investments are presented as other non-current assets in the Company’s balance sheet.

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Financial assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities not measured at fair value at 31 December 2016 and 2015:

	As at 31 December 2016

($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealised Gain (Loss)

Loans and Borrowings:

Debt	6,295,974	6,783,553	—	6,783,553	—	6,783,553	487,579

	As at 31 December 2015

($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealised Gain (Loss)

Loans and Borrowings:

Debt	6,532,661	6,333,157	5,701,711	631,446	—	6,333,157	(199,504)

Valuation Techniques and Balance Sheet Presentation

Debt is predominantly level 1 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Revolving facilities and term loans with variable interest rates are level 2 and valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustment.

Other financial assets and financial liabilities

Management assessed that the fair value of cash and cash equivalents, other current assets, accounts payable, and other current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

Loans receivable and payable from/to related parties are financial assets and liabilities not measured at fair value and can be considered level 2 in the fair value hierarchy. The carrying value at 31 December 2016 of the non-current loans receivable and payable is lower than fair value based on a third party appraisal.

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4.            Financial risk management

The Company’s activities expose it to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages exposure to such risks, as appropriate, as part of the Group’s overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on the results of its operations and financial position.

The following section provides qualitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap agreements.

Foreign Currency Exchange Rate Risk

The Company is exposed to transactional foreign exchange risk when it enters into transactions in a currency other than its functional currency.

Liquidity Risk

Liquidity risk is the risk of not being able to fulfil present or future obligations if the Company does not have sufficient funds available to meet such obligations. Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing our debt, in terms of both interest and capital, and our payment obligations relating to our ordinary business activities. We believe that the cash which we generate through dividends, together with our committed borrowing capacity, will be sufficient to meet our financial obligations and operating requirements in the foreseeable future. Therefore, we do not believe that we are exposed to a significant concentration of liquidity risk.

At 31 December 2016 and 31 December 2015, the Company’s total available liquidity was $2.4 billion and $2.1 billion, respectively. The following table summarises the Company’s total available liquidity:

	As at 31 December

($ thousands)	2016	2015
Revolving Credit Facilities	2,367,151	2,087,655
Cash and cash equivalents	29,904	53,985

Total Liquidity	2,397,055	2,141,640

Credit Risk

The Company’s primary credit risk is mainly derived from cash. The Group maintains cash deposits with only recognized, creditworthy third parties.

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Credit risk for loans to related parties

The company manages this risk by monitoring the performance of its related party closely and is therefore able to anticipate any potential issues in this respect and plan actions to address these issues.

Capital Management

The primary goal of the Company’s capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support its business while maximising corporate value and reducing the Company’s financial risks. The Company considers all equity and debt to be managed capital of the Group.

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5.            Investments in subsidiaries

	As at 31 December

($ thousands)	2016	2015
IGT	2,931,473	2,926,497
Lottomatica Holding S.r.l.	839,559	836,862
Others	224,586	204,528
	3,995,618	3,967,887

IGT

On 7 April 2015, in connection with the Subsidiary Merger, each IGT common share (having a par value of $0.00015625 each) was converted into the right to receive (1) $14.3396 in cash without interest and (2) 0.1819 ordinary shares, nominal value $0.10 per share, in the Company. The final per share merger consideration for the IGT shareholders was determined pursuant to the process outlined in the Merger Agreement, which included the calculation of the Gold Share Trading Price of $20.2379.

Lottomatica Holding S.r.l.

The Company, as at 31 December 2016, fully owned Lottomatica Holding S.r.l., a company incorporated in Italy on 6 October 2014 as a società a responsabilità limitata. Lottomatica Holding is the Italian holding company received as part of the net assets transferred in connection with the Holdco Merger in 2015. Lottomatica Holding directly owns all Italian subsidiaries previously transferred from GTECH, as part of the Italian reorganisation in anticipation of the Holdco Merger, by way of in-kind contributions or by way of sale and purchase agreements.

Others

This includes GTECH German Holdings Corporation GmbH, IGT Canada Solutions ULC and Lottomatica Giochi e Partecipazioni S.r.l., fully owned companies received as part of the net assets transferred in connection with the Holdco Merger.

The increase over 2015 was mainly due to a $10.7 million capital contribution to GTECH German Holdings Corporation GMBH that occurred in December 2016.

For a full list of Group Companies see Note 28 of the consolidated financial statements.

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6.            Related party disclosures

Loans receivable from related parties (which includes interest receivable shown as current) are as follows:

	As at 31 December

($ thousands)	2016	2015
Non-current
IGT	6,129,772	6,128,717
Lottomatica Holding S.r.l.	993,114	1,243,433
IGT Global Solutions Corporation	315,033	314,565
Invest Games S.A.	—	462
	7,437,919	7,687,177

Current
Lottomatica Holding S.r.l.	56,652	64,341
Lottomatica Giochi e Partecipazioni S.r.l.	1,282	1,321
IGT Canada Solutions ULC	—	1
	57,934	65,663

IGT

The loans receivable outstanding as at 31 December 2016 from IGT are $6.1 billion, detailed as follows:

•      a $3,538.7 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears on 30 April each year. The loan, together with all accrued and unpaid interest, is due on or before 30 April 2027;

•      a $1,600 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears on 7 April each year. The loan, together with all accrued and unpaid interest, is due on or before 7 April 2027;

•      a $627.2 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears on 13 May each year. The loan, together with all accrued and unpaid interest, is due on or before 13 May 2027; and

•      a $362.8 million loan receivable outstanding bearing interest at 5.625% per annum, with interest receivable in arrears on 7 April each year. The loan, together with all accrued and unpaid interest, is due on or before 7 April 2020.

Lottomatica Holding S.r.l.

The loan receivable outstanding as at 31 December 2016 from Lottomatica Holding is approximately $1 billion (including current portion) and bears interest at 5.1% per annum, with interest receivable in arrears on 28 January each year. The loan, together with all accrued and unpaid interest, is due on or before 28 January 2025.

IGT Global Solutions Corporation

The loan receivable outstanding as at 31 December 2016 from IGT Global Solutions Corporation is $315 million and bears interest at 3.6% per annum, with interest receivable in arrears on 31 July each year. The loan, together with all accrued and unpaid interest, is due on 31 July 2018.

Lottomatica Giochi e Partecipazioni S.r.l.

The current loan receivable outstanding as at 31 December 2016 from Lottomatica Giochi e Partecipazioni is $1.3 million and bears interest per annum at three month Euribor rate plus margin, with interest receivable in arrears on a quarterly basis. The loan, together with all accrued and unpaid interest, is due on 20 July 2017.

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Receivables from related parties are as follows:

	As at 31 December

($ thousands)	2016	2015
Current
IGT	3,397	—
Lottomatica S.p.A.	2,165	1,869
Lottomatica Holding S.r.l.	1,575	566
IGT Global Solutions Corporation	1,272	—
Nothstar Lottery Group LLC	538	—
IGT Global Services Limited	176	—
De Agostini S.p.A.	63	618
	9,186	3,053

Receivables from related parties as at 31 December 2016 primarily resulted from:

•         receivables from IGT, Lottomatica Holding S.r.l. and IGT Global Solutions Corporation for audit and insurance fees recharges; and

•         receivables from Lottomatica S.p.A. mainly for debt issuance costs originally incurred by the company (as successor by merger of GTECH) being properly apportioned in connection with the splitting between the entities of the related term loan facility.

Loans payable to related parties (which includes interest payable) are as follows:

	As at 31 December

($ thousands)	2016	2015
Non-current
Lottomatica Holding S.r.l.	369,911	—
IGT Global Services Limited	64,775	66,901
IGT Canada Solutions ULC	41,588	—
IGT International Treasury B.V.	152	—
	476,426	66,901

Current
Lottomatica Holding S.r.l.	319,511	714,236
Lottomatica S.p.A.	312,917	441,851
IGT Global Services Limited	79,699	5,694
IGT Canada	23,195	12,337
IGT Mexicana de Juegos, S. de R.L. d S.V.	23,181	9,170
GTECH Austria GMBH	11,759	—
IGT (Alderney 4) Limited	9,330	—
IGT (Gibraltar) Limited	3,225	—
IGT International Treasury B.V.	13	—
	782,830	1,183,288

Annual Reports and Accounts 2016	Page | 178

Loan payables are primarily to:

Lottomatica Holding S.r.l.

The outstanding loans payable as at 31 December 2016 to Lottomatica Holding S.r.l. are valued at $689.4 million (including current portion), detailed as follows:

•                         a $369.9 million loan payable outstanding bearing interest at 2.05% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 31 December 2019;

•                         a $211.9 million loan payable outstanding bearing interest at 2% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 28 February 2017; and

•                         a $107.6 million loan payable outstanding bearing interest at 2% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 28 February 2017.

IGT Global Services Limited

The outstanding loans payable as at 31 December 2016 to IGT Global Services Limited are valued $144.4 million (including current portion), detailed as follows:

•                         a $73.5 million outstanding loan payable (of which $8.8 million current) bearing interest at 5% per annum, with interest payable in arrears on 30 June

•                         each year. The loan, together with all accrued and unpaid interest, is due on or before 30 June 2020; and

•                         a $70.9 million current loan payable outstanding bearing interest at 3.230% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 9 May 2017.

Lottomatica S.p.A.

The outstanding current loans payable as at 31 December 2016 to Lottomatica are valued $312.9 million, detailed as follows:

•                         a $214 million loan payable outstanding bearing interest at 2% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on 29 March 2017; and

•                         a $98.9 million loan payable outstanding bearing interest at 2% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on 30 April 2017.

IGT Canada Solutions ULC

The outstanding loan payable as at 31 December 2016 to IGT Canada Solutions ULC is valued at $41.6 million and bears interest at 4.5% per annum, with interest payable in arrears on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 3 March 2018.

Loans receivable and payable from/to related parties are financial assets and liabilities not measured at fair value and can be considered level 3 in the fair value hierarchy. Their carrying value approximate fair value given they have just been outstanding at latest since inception in 2015 and they are relatively long-term in nature.

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Payables to related parties, including guarantee fees, are as follows:

.	As at 31 December

($ thousands)	2016	2015
Current
Various	10,785	10,236
GTECH UK Interactive Limited	3,933	202
IGT Global Solutions Corporation	—	4,203
	14,718	14,641

The Company has intercompany guarantee fees payable, net to various entities of the Group, valued at $10.8 million.

Payables to IGT UK Interactive Limited as at 31 December 2016 resulted from cash pooling activities.

Related party income, net, is as follows:

	For the years ended 31 December

($ thousands)	2016	2015

Related party interest income, net
Interest income on loans receivable	471,489	332,985
Interest expense on loans payable	(30,737)	(16,624)
	440,752	316,361
Related party other income, net
Other income	21,365	128,804
Other expense	(21,882)	(16,047)
Dividends	11,318	—
	10,801	112,757

Other income mainly includes audit fees for $10.5 million and insurance fees for $9.9 million recharged to subsidiaries.

Dividends for an amount corresponding to CAD15 million were recognized by IGT Canada Solutions ULC at the end of March 2016.

Other expenses mainly include guarantee fees ($14.9 million) and management fees ($7 million) recharges.

For detailed information on the Remuneration of Key Managerial personnel, see Note 25 of the consolidated financial statements.

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7.            Debt

	As at 31 December

($ thousands)	2016	2015
6.250% Senior Secured Notes due 2022	1,472,150	1,468,875
6.500% Senior Secured Notes due 2025	1,085,537	1,084,249
4.750% Senior Secured Notes due 2023	884,917	912,418
4.125% Senior Secured Notes due 2020	730,465	752,212
5.625% Senior Secured Notes due 2020	593,954	592,245
6.625% Senior Secured Notes due 2018	520,947	532,705
4.750% Senior Secured Notes due 2020	507,978	519,193
Senior Secured Notes	5,795,948	5,861,897

Term Loan Facilities due 2019	419,739	433,345
Revolving Credit Facilities	80,287	187,947
Capital Securities due 2066	—	49,472
Long-term debt, less current portion	6,295,974	6,532,661

The principal balances of each debt obligation and a reconciliation to the balance sheet is as follows:

	As at 31 December 2016

($ thousands)	Principal	Debt issuance cost, net	Premium (Discount)	Fair value Adjustment	Total

6.250% Senior Secured Notes due 2022	1,500,000	(17,804)	—	(10,046)	1,472,150
6.500% Senior Secured Notes due 2025	1,100,000	(14,463)	—	—	1,085,537
4.750% Senior Secured Notes due 2023	895,985	(11,068)	—	—	884,917
4.125% Senior Secured Notes due 2020	737,870	(7,405)	—	—	730,465
5.625% Senior Secured Notes due 2020	600,000	(6,046)	—	—	593,954
6.625% Senior Secured Notes due 2018	527,050	(6,103)	—	—	520,947
4.750% Senior Secured Notes due 2020	527,050	(19,072)	—	—	507,978
Senior Secured Notes	5,887,955	(81,961)	—	(10,046)	5,795,948

Term Loan Facilities due 2019	421,640	(1,901)	—	—	419,739
Revolving Credit Facilities due 2019	94,869	(14,582)	—	—	80,287
Long-term debt, less current portion	6,404,464	(98,444)	—	(10,046)	6,295,974

Current portion of long term debt

Current portion of debt outstanding reflect interest payable on borrowings.

See consolidated fair value of financial assets and liabilities and Debt footnotes (respectively Notes 7 and 14 of the consolidated financial statements) for a table summarising the maturity profile of the Company’s related significant debt commitments as at 31 December 2016 and for all other significant fair values of financial assets and liabilities disclosures including a fair value hierarchy.

Annual Reports and Accounts 2016	Page | 181

8.            Share capital and retained earnings

31 December 2016
Ordinary shares outstanding, issued and fully paid
Ordinary shares	202,285,166
USD par value per share	$0.10

Share capital amounts to $20.2 million ($20.0 million at 31 December 2015).

Even though some of the net assets transferred to the Company in connection with the Holdco Merger in 2015 were not investments, merger relief applied in respect of all of the shares issued by the Company and therefore no share premium arose on the transaction. Accordingly a merger reserve was recognised last year for the difference between the book values of the net assets recognised in the Company and the aggregate nominal value of the newly issued shares. Given that the net assets relating to this merger reserve did not represent qualifying consideration (i.e. the reserve was unrealised), it was determined to capitalise the merger reserve (as such creating share premium reserve) and reduce that capital via a court approved capital reduction in accordance with the provisions of section 645 of the Companies Act 2006.

On 3 June 2015 the High Court of Justice, through consent of all creditors, ordered the reduction of capital and the cancellation of the Share Premium account as such creating distributable reserves as a matter of law.

Retained earnings at 31 December 2016, net of the dividends paid during the year, amount to $3,605.0 million ($3,651.8 million at 31 December 2015) and represent the distributable reserve out of which to declare and pay further dividends.

See Shareholders’ Equity Note 19 of the consolidated financial statements for additional information on the dividends declared and paid throughout the year.

Annual Reports and Accounts 2016	Page | 182

9.            Interest Expense

	For the years ended
	31 December

($ thousands)	2016	2015

6.250% Senior Secured Notes due 2022	(91,943)	(82,900)
6.500% Senior Secured Notes due 2025	(72,787)	(64,018)
4.750% Senior Secured Notes due 2023	(46,106)	(40,457)
6.625% Senior Secured Notes due 2018	(41,781)	(30,623)
5.625% Senior Secured Notes due 2020	(35,459)	(31,133)
4.125% Senior Secured Notes due 2020	(34,114)	(29,896)
4.750% Senior Secured Notes due 2020	(31,730)	(23,145)
Revolving Credit Facilities	(14,687)	(15,499)
Bridge Facility	—	(14,540)
Term Loan Facilities due 2019	(9,478)	(6,638)
Capital Securities due 2066	(1,083)	(3,178)
Other	(40)	(30)
	(379,208)	(342,057)

Annual Reports and Accounts 2016	Page | 183

10.    Income Tax (Expense)/credit

The Company’s profit before income tax for the year ended 31 December is $112.4 million and $20.0 million, for 2016 and 2015, respectively.

At 31 December 2016, the Company has recognised a deferred tax asset of $4.8 million ($24.5 million at 31 December 2015) related to operating losses which may be carried forward indefinitely.

The deferred tax asset is established at an income tax rate of 19% as it is the tax rate that is expected to apply when the tax loss carry forward is realised. The recognition of this asset is based upon expectations that sufficient taxable income will be generated in future years to ulitise the tax loss carry forward.

The effective income tax rate on income before income tax differed from the U.K. statutory tax rate for the following reasons:

	For the years ended
	31 December

($ thousands)	2016	2015

Profit before income tax	112,435	20,000
U.K. statutory tax rate	20.00%	20.25%

Theoretical income tax expense	22,487	4,050

Reconciliation of the theoretical and effective income tax expense

Permanent Differences
Non taxable dividend income	(2,264)	—
Impact of enacted tax rate change on deferred tax balances	(548)	1,426
Foreign withholding taxes	559	—
Acquisition Fees	—	3,557
Sale of subsidiary	—	(25,936)
Prior year over provisions	—	(3,780)
Tax Settlements - Italy	105	14,588

	(2,148)	(10,145)

Total income tax expense/(credit)	20,339	(6,095)

Annual Reports and Accounts 2016	Page | 184

The significant components of income tax expense are as follows:

	For the years ended
	31 December

($ thousands)	2016	2015
Current tax
Current tax on profit for the year	105	10,720
Withholding tax	559	—
Total current tax expense	664	10,720

Deferred income tax
Decrease (increase) in deferred tax assets	19,675	(16,815)
Total deferred tax expense/(credit)	19,675	(16,815)

Total income tax expense/(credit)	20,339	(6,095)

The tax effects of temporary differences and carry forward that give rise to net deferred tax assets consist of the following:

	For the years ended
	31 December

($ thousands)	2016	2015

Tax loss carry forward	3,582	24,276
Stock compensation expense	1,245	226
Net deferred tax assets	4,827	24,502

Reconciliation to deferred tax expense on income statement:

Net deferred tax assets at 31 December 2016	4,827
Net deferred tax assets at 31 December 2015	24,502
Deferred income tax expense	19,675

Future tax rate

The tax rate for the current year is lower than the prior year due to changes in the UK Corporation tax rate which decreased from 21% to 20% from 1 April 2015.

Changes to the UK corporation tax rates were substantively enacted as part of Finance Bill 2015 (on 26 October 2015) and Finance Bill 2016 (on 7 September 2016).

These include reductions to the main rate to reduce the rate to 19% from 1 April 2017 and to 17% from 1 April 2020. Deferred taxes at the balance sheet date have been measured using these enacted tax rates and reflected in these financial statements.

Annual Reports and Accounts 2016	Page | 185

11.    Employee Benefit Expense

	For the years ended
	31 December

($ thousands)	2016	2015
Wages and salaries	1,562	324
Social Security and other benefits	3,259	811
Incentive compensation	2,898	1,006
Share-based payment	5,384	1,167
Employee benefit expense	13,103	3,308

The Company’s employee benefit expense for the year ended 31 December is $13.1 million and $3.3 million, for 2016 and 2015, respectively.

Total number of people employed

	2016	2015

Corporate Support	11	4

The Company’s total number of people employed for the year ended 31 December is 11 and 4 for 2016 and 2015, respectively.

Annual Reports and Accounts 2016	Page | 186

12.    Commitments

Lease commitments

Registered global headquarter

The Company has an operating lease for its registered office in London. The lease is effective from 26 March 2015 for 120 months until 25 March 2025. The lease is accounted for as an operating lease, and rent expense is recorded monthly on a straight line basis.

All leasehold improvements paid for by the Company are capitalised and depreciated from the date placed in service through the non-cancellable lease period until 25 March 2025, in accordance with our depreciation policy. Any operating expenses (including common area maintenance) are expensed quarterly as paid.

The minimum amounts due for the London headquarter non-cancellable lease as at 31 December 2016 are as follows ($ thousands):

Year	2016

2017	1,127
2018	1,127
2019	1,127
2020	1,127
2021	1,127
Thereafter	3,385

Total minimum payments	9,020

Annual Reports and Accounts 2016	Page | 187

13.    Share-based payments

Employees and Directors of the Company may receive remuneration in the form of share-based payments, whereby they render services in consideration for equity instruments (equity-settled transactions).

Total share-based compensation expenses for the Company was $5,384 and $1,167 in 2016 and 2015, respectively.

Detailed share-based payments disclosures are provided in Note 22 of the consolidated financial statements .

Annual Reports and Accounts 2016	Page | 188

14.    Auditors’ Remuneration

The following table shows the aggregate fees for professional services and other services rendered by PwC Entities in 2016 and 2015.

	For the years ended
	31 December
($ thousands)	2016	2015
Audit Fees	75	75

•     audit fees consist of fees billed for professional services in connection with our annual financial statements.

Annual Reports and Accounts 2016	Page | 189

15.    Directors’ remuneration

Detailed remuneration disclosures are provided in the Remuneration Report in section 2 of this document.

Annual Reports and Accounts 2016	Page | 190